As filed with the Securities and Exchange Commission on

December 27, 2019 Investment Company Act

File No. 811-22595

1933 Act File No. 333-228659

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM N-2

(Check Appropriate Box or Boxes)

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No.
[ ]	Post-Effective Amendment No.	2

[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No.	19

FSI Low Beta Absolute Return Fund

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(513) 587-3400

and

Gary W. Gould, Principal

Executive Officer

FSI Low Beta Absolute Return Fund

320 South Boston, Suite 1130, Tulsa, OK 74103-4700

COPIES TO: Edward Lawrence, Esq.

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 774-1200

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connections with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective:

[X] When declared effective pursuant to Section 8(c) under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fees(4)
Units of Fund Interest par value $0.001	1,378,573.004	$92.52	$127,545,574.33	$16,555.42

(1)	The securities being registered will be offered on a continuous basis in reliance on Rule 415 under the securities Act of 1933. There are no arrangements to place funds received in an escrow, trust or similar arrangement. The Registrant previously filed a registration statement with the SEC on December 20, 2018 (File No 333-228659), registering 1,420,756.159 units. As of the date of this amendment to that registration statement, 1,378,573.004 units remain unsold. No additional units are being registered.
(2)	Units will be offered at net asset value. The net asset value per unit as of September 30, 2019 was $92.52.
(3)	The values are estimated for the sole purpose of calculating filing fees.
(4)	A registration fee for these units was previously paid. The registration fee is calculated at the rate of $129.80 per million.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

FSI LOW BETA ABSOLUTE RETURN FUND

Managed by Financial Solutions, Inc.

(the “Adviser”)

PROSPECTUS

December [], 2019

This Prospectus sets forth concisely the information that a prospective investor should know before investing in FSI Low Beta Absolute Return Fund (the “Fund”). The Fund’s investment objective is to seek attractive risk adjusted rates of return, “Alpha,” with a risk profile and volatility that is similar to that of the Bloomberg Barclays U.S. Aggregate Bond Index. Attractive risk adjusted rates of return are rates of return that are attractive relative to the amount of risk taken to achieve the return. There can be no assurance that the Fund will achieve its investment objective. Please read and retain this Prospectus for future reference. A Statement of Additional Information (the “SAI”) regarding the Fund, dated December [], 2019 has been filed with the Securities and Exchange Commission (the “SEC”). You may obtain free copies of the SAI and the Fund’s annual and semi-annual reports, request other information about the Fund and make other inquiries by calling the Fund toll-free at (877) 379-7380.

These materials are also available without charge by writing to the Fund at P.O. Box 46707 Cincinnati, OH 45246. A table of contents to the SAI is located on the back cover of this Prospectus. This Prospectus incorporates by reference the entire SAI (together with any supplement to it). These materials are also available at the SEC’s website http://www.sec.gov. The Fund does not have an Internet website.

In making an investment decision, a prospective investor must rely upon his, her or its own examination of the Fund and the terms of the offering, including the merits and risks involved in an investment in the Fund’s units of beneficial interest (“Units”) described in this Prospectus.

Generally, the Fund expects to principally invest its assets in private funds, or “hedge funds,” and the Fund may be referred to as a “fund of hedge funds.”

	Registrant’s Price to Public(1)	Registrant’s Sales Load(2)	Proceeds to Registrant
Per Unit	Current NAV	None	Amount invested at current NAV
Per $50,000 minimum initial investment	$50,000	$0.00	$50,000

(1)	Units are offered on a best efforts basis at a price equal to their current net asset value (“NAV”), which varies. There are no arrangements to place the funds received in an escrow, trust or similar arrangement.

(2)

The Management-Distributor section of the prospectus provides information about the Distributor’s compensation.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting the Fund at 1-877-379-7380 or, if you own these shares through a financial intermediary, by contacting your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by contacting the Fund at 1-877-379-7380. If you own shares through a financial intermediary, you may contact your financial intermediary or follow instructions included with this document to elect to continue to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held with your financial intermediary.

•	An investment in the Fund is highly illiquid and Units are not suitable for an investor if the investor needs access to the money it invests. A Unitholder does not have the right to require the Fund to redeem or repurchase its Units. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”), in its sole discretion. The maximum number of Units that will be repurchased by the Fund during any repurchase offer generally is not expected to have a value that exceeds 25% of the Fund’s aggregate NAV on the designated valuation date. See “Principal Risks” and “Repurchases and Transfers of Units.”

•	An investor in Units (each a “Unitholder”) may not have access to the money it invests for an indefinite period of time and should not expect to be able to sell its Units regardless of how the Fund performs. See “Principal Risks” and “Repurchases and Transfers of Units”.

•	The Units are not, and are not expected to be, listed for trading on any securities exchange and, to the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Units. See “Principal Risks” and “Repurchases and Transfers of Units”.

•	Units are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Fund’s Agreement and Declaration of Trust, as may be amended or amended and restated from time to time (the “Declaration of Trust”). See “Repurchases and Transfers of Units”.

•	Because a Unitholder may be unable to sell its Units, the Unitholder will be unable to reduce its exposure to the Fund on any market downturn. See “Principal Risks” and “Repurchases and Transfers of Units”.

•	The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds. See “Distributions”.

AN INVESTMENT IN THE FUND SHOULD BE CONSIDERED A SPECULATIVE INVESTMENT THAT ENTAILS A HIGH DEGREE OF RISK AND UNITS OF THE FUND ARE ONLY AVAILABLE FOR PURCHASE BY CERTAIN ELIGIBLE INVESTORS AS DESCRIBED IN THIS PROSPECTUS (EACH AN “ELIGIBLE INVESTOR”). IT IS POSSIBLE THAT AN INVESTOR MAY LOSE SOME OR ALL OF ITS INVESTMENT AND ATTEMPTS BY THE FUND TO MANAGE INVESTMENT RISKS DOES NOT IMPLY THAT AN INVESTMENT IN THE FUND IS LOW RISK OR WITHOUT RISK. THE FUND MAY NOT ACHIEVE ITS INVESTMENT OBJECTIVE. BEFORE MAKING AN INVESTMENT DECISION, A PROSPECTIVE INVESTOR AND/OR A PROSPECTIVE INVESTOR’S ADVISER SHOULD (1) CONSIDER THE SUITABILITY OF THIS INVESTMENT WITH RESPECT TO THE PROSPECTIVE INVESTOR’S INVESTMENT OBJECTIVES AND PERSONAL SITUATION AND (2) CONSIDER FACTORS SUCH AS THE PROSPECTIVE INVESTOR’S PERSONAL NET WORTH, INCOME, AGE, RISK TOLERANCE AND LIQUIDITY NEEDS. SHORT-TERM PROSPECTIVE INVESTORS, PROSPECTIVE INVESTORS WITH LIQUIDITY NEEDS AND PROSPECTIVE INVESTORS WHO CANNOT BEAR THE LOSS OF SOME OR ALL OF THEIR INVESTMENT OR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF AN INVESTMENT IN THE FUND SHOULD NOT INVEST IN THE FUND.

FOR A DISCUSSION OF PRINCIPAL RISKS AND SPECIAL CONSIDERATIONS WITH RESPECT TO OWNING UNITS, SEE THE “PRINCIPAL RISKS” SECTION OF THIS PROSPECTUS.

TO ALL PROSPECTIVE INVESTORS

Although these securities have been registered with the SEC, the SEC has not approved or disapproved any Units offered in this Prospectus or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus, the SAI or the accompanying exhibits. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The Fund is not making an offer of Units in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund is required to supplement this Prospectus to disclose any material changes in the information provided herein.

FSI Low Beta Absolute Return Fund

Prospectus, December [], 2019

May Lose Value

PROSPECTUS SUMMARY

This is only a summary. You should review the more detailed information contained in this Prospectus and in the SAI. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program.

The Fund

The Fund is a continuously offered, non-diversified, closed-end management investment company, organized as a Delaware statutory trust.

The fiscal year of the Fund shall end on August 31, with the taxable year ending on August 31.

Investment Objective

The Fund’s investment objective is to seek attractive risk adjusted rate of returns, “Alpha,” with a risk profile and volatility similar to that of the Bloomberg Barclays U.S. Aggregate Bond Index (the “Barclays Index”).

Principal Investment Policies

To achieve its investment objective, the Adviser may allocate Fund assets for investment pursuant to the Alpha Engine, the Beta Exposure and the Buffer Account as further discussed below.

The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account. The Adviser expects to invest a portion of Fund assets dedicated to the Alpha Engine and to utilize Sub-Advisers to manage the remainder of the Alpha Engine. The Adviser determines the portion of the Alpha Engine to be allocated to itself and each Sub-Adviser for investment (with respect to each of the Adviser and the Sub-Advisers, “Allocated Assets”). The Adviser is responsible for directly managing the Beta Exposure and the Buffer Account.

The Fund may also hold cash or cash equivalents to pay Fund expenses or to fund repurchases. The Fund may be unable to achieve its investment objective during the employment of such investments and could result in lost investment opportunities.

Alpha Engine. The Fund seeks “Alpha” or risk adjusted rates of returns which it defines as a rate of return over a full market cycle (a peak-to-peak period that includes a recession and a price decline of at least 20% from the previous market peak, followed by a rebound that establishes a new, higher peak) in excess of that of the HFRI Fund of Funds Conservative Index (the “Benchmark”). The Benchmark represents fund of funds that exhibit one or more of the following characteristics. First, the fund of funds invests in more conservative, or lower volatility, strategies among multiple managers. These strategies include Equity Market Neutral (seeking to exploit investment opportunities unique to a specific group of stocks while maintaining a neutral exposure to broad groups of stocks defined, for example, by sector, industry, market capitalization, country, or region), Fixed Income Arbitrage (the purchasing and selling short of Fixed Income Securities issued by U.S. and/or foreign issuers such as banks, corporations, governments and financial institutions as well as mortgaged-backed securities to capitalize on perceived pricing discrepancies within and across types of Fixed Income Securities), and Convertible Arbitrage (the simultaneous purchasing of convertible securities of U.S. and foreign issuers and the selling short of the corresponding underlying common stocks to capitalize on perceived pricing discrepancies between the convertible securities and the underlying common stocks). A second characteristic of the benchmark is lower historical annual returns than the HFRI Fund of Funds Composite Index. The third characteristic of the Benchmark is generally consistent performance regardless of market conditions. Generally, the HFRI Fund of Funds Composite Index includes funds that invest with multiple managers through funds or managed accounts. The Benchmark differs from the Barclays Index in that the Fund seeks performance in excess of the Benchmark, while having a risk profile and volatility similar to that of the Barclays Index.

To achieve Alpha, assets allocated to the Alpha Engine may be invested in: (1) investment funds that are not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and that are organized outside of the U.S. (each a “Private Fund”); or (2) Private Funds that invest in other investment funds that are not registered under the 1940 Act (the “Alpha Engine”). Generally, 80%-90% of Fund assets will be dedicated to the Alpha Engine and, typically, at least 50% of the Fund’s assets are invested in Private Funds that invest in other investments funds that are not registered under the 1940 Act (each a “Sub-Fund”) and that are each organized outside of the U.S. The percentage range of Fund assets to be allocated to the Alpha Engine is only an estimate and the Fund’s allocation to the Alpha Engine may be different or may vary. The Private Funds in which the Fund may invest are commonly referred to as “hedge funds.” Since the Fund invests a majority of its assets in Private Funds or “hedge funds”, the Fund may be referred to as a “fund of hedge funds.”

Like the investment funds included in the Benchmark, the Private Funds that comprise the Alpha Engine are managed by a variety of managers that employ a variety of strategies and investment techniques. The Private Funds employ alternative investments strategies either directly, or indirectly through investments in Sub-Funds. When used in the aggregate, these strategies are expected, although not guaranteed, to produce absolute (positive) returns over a full market cycle in excess of the returns generated by the Benchmark during the same period (Alpha). In addition, these strategies are expected to be achieved with substantially lower volatility (i.e., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (e.g., the S&P 500).

Alternative strategies are investment strategies that are not intended to correlate with the performance of the general equity and bond markets. The principal alternative strategies that the Private Fund and Sub-Fund Managers are expected to employ are summarized in the following table. The summaries contained in the following table are not intended to be a complete description of the alternative strategies that may be employed by managers of the Private Funds (each a “Private Fund Manager”) and the managers of the Sub-Funds (each a “Sub-Fund Manager”) and the table may not include descriptions of all possible investment strategies which may be used by the Private Fund or Sub-Fund Managers.

Principal Alternative Strategies Employed by Private Funds and Sub-Funds
Relative Value Strategies
Convertible Arbitrage	•	Involves the simultaneous purchasing of convertible securities of U.S. and foreign issuers (a “long position”) and the selling short of the corresponding underlying common stocks (or equivalent thereof) (a “short position”) to capitalize on perceived pricing discrepancies between the convertible securities and the underlying common stocks.
Fixed Income Hedge	•	Involves, generally, purchasing fixed income securities of U.S. and foreign issuers including corporations, governments and financial institutions as well as mortgage-related securities that are perceived to be undervalued and selling short such fixed income securities that are perceived to be overvalued. Fixed income securities include, but are not limited to, corporate debt obligations, government securities, municipal securities, financial institution obligations, mortgage-related securities, asset-backed securities, zero-coupon securities and similar securities issued by foreign issuers (“Fixed Income Securities”).

Fixed Income Arbitrage	•	Involves the purchasing and selling short of Fixed Income Securities issued by U.S. and/or foreign issuers such as banks, corporations, governments and financial institutions as well as mortgaged-backed securities to capitalize on perceived pricing discrepancies within and across types of Fixed Income Securities.
Merger/Risk Arbitrage	•	Involves investing in equity and/or Fixed Income Securities of U.S. and/or foreign issuers based on how certain events such as mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and other similar transactions are expected to affect the value of such securities. Long and short positions may be utilized and portfolios typically have a long or short bias. Equity securities include, but are not limited to, common stock, preferred stock, convertible securities and depositary receipts (e.g. American Depositary Receipts or “ADRs” of foreign issuers) and other similar securities issued by foreign issuers (“Equity Securities”).
Bankruptcy/Distressed	•	Involves investing in Equity and/or Fixed Income Securities of financially troubled issuers (i.e., companies involved in bankruptcy proceedings financial reorganizations or other similar financial restructurings). Long and short positions may be utilized and portfolios typically have a long or short bias.
Long/Short Equity Strategies
	•	Involves purchasing and selling short Equity Securities of U.S. and foreign issuers. Investments may focus on specific regions, sectors or types of Equity Securities. Long and short positions may not be invested in equal amounts and, as such may not seek to neutralize general market risk. Portfolios typically have a long or short bias.
Global Macro Strategies
Discretionary	•	Involves investing across a variety of securities and financial instruments of U.S. and foreign issuers based on interpretations of the global macro economy and changes therein on the valuation of such securities and financial instruments. Investments may include Equity and Fixed Income Securities, currencies and commodities (i.e., agricultural, metals, energy). Long and short positions may be utilized.

Managed Futures	•	Involves the trading of futures contracts and options on futures contracts as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, coffee, sugar, heating oil, as well as financial assets such as government bonds, equity market indices and currencies to take advantage of investment opportunities in the global equity, fixed income, currency and commodity markets. Long and short positions in futures and options on futures may be utilized.

A Private Fund may also employ a multi-strategy approach directly, or through investments in Sub-Funds, and invest its assets utilizing several of these, and potentially other strategies, in order to meet its investment objective.

Each of the above strategies may use leverage to: (1) implement short positions; (2) enhance returns by borrowing money and/or by using options, futures, swaps, forward contracts, warrants, rights and other similar instruments (“Derivatives”) to gain (in lieu of investing directly in Equity and Fixed Income Securities, currencies and commodities, as applicable) or increase exposure to certain investments; and (3) hedge against, through the use of Derivatives, certain strategy risks such as market, Equity Securities risk (i.e., company and capitalization risk), Fixed Income Securities risk (i.e., interest rate, credit and default risk), commodity risk and short selling risk, each as applicable. The credit ratings of Fixed Income Securities will range from investment grade to below investment grade (i.e., junk). Investments made pursuant to these strategies may also include securities or other financial instruments that are restricted (i.e., interests that are acquired in an unregistered, private sale from an issuer or an affiliate thereof) or illiquid (including a Sub-Fund).

Because the Private Funds and the Sub-Funds are not registered under the 1940 Act, and their governing documents typically do not impose significant investment restrictions, a Private Fund or Sub-Fund may, without limitation, employ a variety of strategies and invest and trade in a broad range of securities and financial instruments, including but not limited to those described above. (See “Principal Risks – Private Fund Risk”).

The Fund’s investment in any one Private Fund will be less than 5% of that fund’s outstanding voting stock. Each of the Sub-Advisers, the Private Funds, the Sub-Funds, the Private Fund Managers and the Sub-Fund Managers will be unaffiliated with the Adviser. The Adviser may invest its Allocated Assets in a Private Fund whose Private Fund Manager is the Sub-Adviser. A Sub-Adviser, however, will not invest its Allocated Assets in a Private Fund if the Sub-Adviser serves as that fund’s Private Fund Manager.

Beta Exposure. The investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to that of the equity markets than the investment risks associated with the Beta Exposure (defined below). During negative or expected negative movements in the equity markets, the Adviser may purchase U.S. Treasury futures that create exposure to U.S. Treasuries with a duration similar to the Barclays Index (the “Beta Exposure”) or long dated index put options. Duration measures how much the value of the Barclays Index is likely to fluctuate in response to interest rate movements. As of October 31, 2019, the modified adjusted duration of the Barclays Index was 5.79 years which means that the Barclays Index will decrease in value by 5.79% if interest rates rise 1% (or rise in value by 5.79% if interest rates decrease by 1%).

The Beta Exposure creates exposure to the price movement (not the total return) of a high quality fixed income portfolio and it is anticipated that any returns generated by the Beta Exposure will help to mitigate the volatility of the Alpha Engine during negative or expected negative movements in the equity markets while generating additional Alpha on behalf of the Fund. The Adviser believes that the Alpha Engine, coupled with the periodic employment of the Beta Exposure during negative or expected negative movements in the equity markets, will create a portfolio with a volatility similar to that of the Barclays Index. The Barclays Index is an unmanaged, market-value weighted index for U.S. dollar-denominated, investment grade (rated Baa3 or above by Moody's Investors Service (“Moody’s”)), fixed-rate debt issues, including government, corporate, asset backed, and mortgage-related securities with maturities of at least 1 year.

The Fund’s investment in U.S. Treasury futures will comply with one of the following investment restrictions:

(1)	The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or

(2)	The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions. The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

Options on Indices. The Fund may purchase long dated put options on indices. Put options on indices are settled in cash and gain or loss depends on changes in the index in question. When the Fund buys a put on an index, it pays a non-refundable premium and has the right, but not the obligation, prior to the expiration date, to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based is less than the exercise price of the option. This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. In purchasing a put option, the Fund will seek to benefit from a decline in the market price of the underlying index.

Buffer Account. As a closed-end investment company, the Fund is subject to the 1940 Act which requires it to maintain, on a daily basis, cash or liquid securities in an amount equal to the current market value of the U.S. Treasury futures in which it invests minus any amounts paid to brokers toward such position (“Coverage Requirement”).

The Fund shall maintain a cash position or cash equivalents with a value, collectively, necessary to satisfy this regulatory requirement (the “Buffer Account”). If the Beta Exposure increases in value, the Adviser will allocate more Fund assets to the Buffer Account in order to satisfy the Coverage Requirement. If, however, the Beta Exposure decreases in value, the Adviser may re-allocate all or a portion of such Fund assets to the Alpha Engine for investment or maintain such assets in cash or cash equivalents to anticipate future Buffer Account requirements, to pay Fund expenses or to fund repurchases.

The Buffer Account will not be funded when the Beta Exposure is not employed.

Investment Process

Alpha Engine, Beta Exposure and Buffer Account Allocations. The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account. In determining the percentage of Fund assets to allocate to the Alpha Engine and the Beta Exposure, the Adviser evaluates, on an ongoing basis, a variety of factors including: (1) the recent performance of the Private Funds; (2) the global macro-economic outlook; (3) current market conditions, particularly the fixed income markets, and the performance of various asset classes; and (4) the Fund’s strategy allocations as reflected by its interest in the Private Funds. Based on this ongoing analysis, the Adviser may or may not employ the Beta Exposure. For example, the Adviser may initiate the Beta Exposure when it expects volatility in the equity markets and exposure to a fixed income portfolio is required to mitigate the equity market risk of the Alpha Engine. Allocations to the Buffer Account are dependent on the amount of Fund assets used to implement the Beta Exposure. Generally, the Adviser will allocate Fund assets to the Buffer Account in an amount necessary to cover the value of the instruments used to employ the Beta Exposure and such value shall be marked to market on a daily basis.

The Adviser, however, may hold a portion of the Fund’s assets in cash or cash equivalents pending investments in Private Funds, to meet the Fund’s ongoing operational expenses, to implement the Beta Exposure when it deems appropriate and to fund the Buffer Account when the Beta Engine is employed. The Fund may be unable to achieve its investment objective while maintaining cash or investments in cash equivalents may result in lost investment opportunities.

Adviser and Sub-Adviser Allocations within the Alpha Engine. With respect to the Alpha Engine, the Adviser determines the amount of assets to be allocated for investment amongst the Adviser and each Sub-Adviser. The Adviser regularly monitors the Alpha Engine by, among other things, assessing: (1) the performance of the Adviser and Sub-Adviser’s Allocated Assets; (2) the composition of the Adviser’s and each Sub-Adviser’s Allocated Assets and the strategies employed by the Private Funds selected by the Adviser and each Sub-Adviser; and (3) current market conditions and the global macro-economic outlook.

The Adviser may increase or reduce the Adviser’s or a Sub-Adviser’s Allocated Assets for various reasons. Since the Adviser and each Sub-Adviser are looking to each achieve absolute (positive) returns over a variety of market cycles by investing in Private Funds, changes in allocations will typically be driven by the performance of their Allocated Assets.

Private Funds Allocations within the Alpha Engine. The Adviser and each Sub-Adviser have extensive experience and expertise with alternative investment strategies. The Adviser believes that it and each Sub-Adviser has a competitive advantage in identifying potential Private Fund Managers because of their respective long-standing professional relationships, wide network of industry contacts developed from years of experience in the securities industry and their investment processes used to analyze potential Private Fund Managers.

The Adviser and each Sub-Adviser seek to invest their Allocated Assets in Private Funds that have the potential to generate Alpha individually and whose strategies, collectively, are expected to achieve attractive rates of returns commensurate with acceptable risk (as determined by the Adviser or Sub-Adviser, as applicable) during varying market environments.

Prior to investing Fund assets in a Private Fund, the Adviser and each Sub-Adviser consider a variety of factors including the Private Fund Manager’s investment management philosophy, investment processes, performance, professional experience, disclosure practices regarding portfolio holdings and strategy implementation and risk control methodologies. During this due diligence process, the Adviser and each Sub-Adviser develop an understanding of how these managers are likely to manage the Private Funds under varying market environments.

The Adviser and the Sub-Advisers believe that investments across multiple strategies and assets classes (i.e., equities, fixed income, derivatives and commodities) are important in reducing overall portfolio volatility. To determine the collection of Private Funds in which to invest Allocated Assets and percentage of Allocated Assets to invest in each Private Fund, the Adviser or Sub-Adviser, as applicable, considers the investment strategies employed by each Private Fund, including any regional, sector or style focus, the securities or other financial instruments utilized to implement these strategies and the correlation of the performance and the investment risks of these strategies and underlying holdings with those of other prospective Private Fund investments. The effect of existing and developing market, economic and/or financial trends on the success of a Private Fund’s investment strategies will also be evaluated in determining whether to invest in a particular Private Fund and the percentage of Allocated Assets to invest in that Private Fund.

The Adviser and each Sub-Adviser regularly monitor the Private Funds in which their Allocated Assets are invested and may increase, decrease or eliminate the Fund’s investment in a Private Fund for various reasons such as to take advantage of a new investment opportunity or to adjust strategy allocations within the Allocated Assets.

Liquidation Penalties of Private Funds and Impact on Portfolio Allocations. The Private Funds may assess fees on withdrawals. The Adviser takes into account liquidation fees, where applicable, when implementing changes to portfolio asset allocations amongst the Alpha Engine, Beta Exposure and Buffer Account or amongst the Adviser and Sub-Adviser within the Alpha Engine. Generally, in order to avoid and/or limit the generation of these liquidation penalties, the Adviser expects to implement allocation adjustments upon receipt of additional investment proceeds by the Fund and/or by first liquidating interests in Private Funds that are no longer subject to liquidation fees (i.e., interests held by the Fund beyond the lock-up/gate periods). Allocation adjustments across Private Funds within the Adviser’s and Sub-Adviser’s Allocated Assets will be processed similarly.

Principal Risks

Investment in the Fund is speculative, involves significant risk and is not suitable for all investors. It is possible that an investor may lose some or all of its investment in the Fund and attempts by the Fund to manage the risks of investing in the Private Funds does not imply that an investment in the Fund is low risk or without risk. No guarantee or representation is or can be made that the Fund will achieve its investment objective. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below. In considering an investment in the Fund, prospective investors should read the entire Prospectus and consult their independent financial, tax and legal advisors, and should be aware of the risks of investing in the Fund prior to acquiring Units.

The following is a summary of the principal risks of investing in the Fund. The order in which the principal risks referenced below are presented may not be representative of the level of the Fund’s exposure to any of these risks. For a more complete discussion of these risks, see “Principal Risks” below.

Management Risk – The success of the Fund’s strategy depends on, among other things, the Adviser’s ability to allocate assets amongst itself and each Sub-Adviser and the Adviser’s and each Sub-Adviser’s ability to successfully invest Fund assets subject to their respective management.

Market Risk – The success of the Fund’s activities may be affected by general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

Futures Risk – The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment as well as in the value of the underlying U.S. Treasury securities on which the futures are based. Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of the Fund. Changes in the liquidity of U.S. Treasury futures (i.e., due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of such futures. Rising interest rates may cause the value of U.S. Treasury futures to decline.

Hedging Risk – The employment of the Beta Strategy to mitigate the volatility of the Alpha Engine may not be successful and may offset gains.

Leverage Risk – Leverage created by the Fund’s investment in U.S. Treasury futures can diminish the Fund’s performance, increase the volatility of the Fund’s net asset value and create a greater risk that Unitholders may suffer losses on their investment in the Fund. Leverage may increase the Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.

Private Fund Risk –The Fund’s investment in the Private Funds subjects Unitholders to the following investment risks and may result in a decline in the value of the Private Funds and, consequently, a reduction in the Fund’s investment return and performance:

Alternative Investment Strategies Risk. A Private Fund or Sub-Fund employs alternative investments strategies which may involve the following risks:

Convertible Arbitrage Strategy Risk. The success of a convertible arbitrage strategy is contingent upon the investment manager’s ability to identify and profit from perceived pricing discrepancies between a convertible security and the common stock into which it is convertible. If perceived pricing discrepancies do not materialize or if the investment manager fails to correctly exploit pricing discrepancies, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Event-Driven Strategy Risk. The success of an event-driven strategy is contingent upon the investment manager’s ability to timely identity potential corporate events as well as the impact that such events will have on a company. If a predicted corporate event does not occur or does not have the impact predicted, a loss may occur. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Fixed Income Arbitrage Strategy Risk. The success of a fixed income arbitrage strategy is contingent upon the investment manager’s ability to identify and profit from perceived pricing discrepancies amongst Fixed Income Securities. If perceived pricing discrepancies do not materialize or if the investment manager fails to correctly exploit pricing discrepancies, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy will be subject to the investment risks associated with the instruments utilized to implement the strategy.

Global Macro Discretionary Strategy Risk. The success of a global macro strategy is contingent upon the macro-economic views of the investment manager and the investment manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with highest probability of failure (short positions) based on such views. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Global Macro Managed Futures Strategy Risk. The success of a managed futures strategy is generally contingent upon the investment manager’s ability to identify and exploit trends, including changes in price and other fluctuations, within and across asset classes (i.e., Equity Securities, Fixed Income Securities, Derivatives, currencies and commodities) through options and futures. The investment manager may not be able to execute transactions in time to take advantage of identified trends. Futures and options may not perform consistent with the trends identified by the investment manager. Forecasting of trends will not be profitable if there are no identifiable trends of the kind that the investment manager seeks to follow. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks utilized to implement the strategy.

Long/Short Equity Strategy Risk. The success of a hedged equity strategy is contingent upon the investment manager’s ability to correctly determine the valuation of an issuer’s Equity Securities and the future price movements of such securities. If the investment manager’s perception of an Equity Security’s valuation or its future price is incorrect, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

•	Convertible Securities Risk. The value of convertible securities decline as interest rates increase and increase as interest rates decline. A Private Fund or a Sub-Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities. Convertible securities are typically issued by smaller capitalized companies whose stock price may be volatile. Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments. The issuer of a convertible security may force a Private Fund or a Sub-Fund to convert the convertible securities before it would otherwise choose to do so, which may decrease the Private Fund’s or Sub-Fund’s return.

•	Counterparty Risk. A Private Fund or Sub-Fund may incur a loss if the other party to an investment contract, such as a derivative or repurchase agreement, fails to fulfill the terms of the agreement/contract.

•	Currency Risk. The value of investments in foreign currencies, instruments denominated in foreign currencies or derivatives that provide exposure to foreign currencies, if unhedged, will fluctuate with U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies.

•	Derivatives Risk. The use of Derivatives such as forwards, futures, options and swap agreements can lead to losses, including those magnified by leverage. The prices of Derivatives can be highly volatile and a small investment in a derivative can have a large impact on the performance of a Private Fund or a Sub-Fund as derivatives can result in losses in excess of the amount invested. The value of Derivatives may be influenced by changes in the market, general economic and, political conditions as well as in the value of the underlying asset, index, interest rate or other investment on which the Derivatives are based.

•	Distressed Securities Risk. An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged, troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructuring, bankruptcy reorganization or liquidation. An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.

•	Emerging Markets Risk. In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater. There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs.

•	Equity Securities Risk. The value of Equity Securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments. The Equity Securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility. Consequently, it may be more difficult to buy or sell the Equity Securities of smaller companies at an acceptable price, especially during periods of market volatility.

•	Fixed Income Securities Risk. Changes in interest rates may reduce the value of Fixed Income Securities or reduce a Private Fund’s and Sub-Fund’s returns. The value of a fixed income security may decline if an issuer defaults or if its credit quality deteriorates. High yield Fixed Income Securities or “junk bonds” are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

•	Focus Risk. A Private Fund or Sub-Fund that invests in a particular market or sector shall be subject to the risks associated with that market or sector and may be more adversely affected by those risks than if the Private Fund invested its assets across multiple markets and sectors.

•	Foreign Investment Risk. Foreign investments may be subject to sovereign risk, nationalization risk, expropriation risk, confiscatory taxation and to potential difficulties repatriating funds. Foreign investments may also be adversely affected by changes in currency exchange rates, social, political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions. Foreign investments may also be subject to withholding or other taxes on dividends, interest, capital gains or other income. Foreign investments may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes. There may be less publicly available information about a foreign issuer than about a U.S. issuer, and accounting, auditing and financial reporting standards and requirements may not be comparable. There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S.

•	Forward Contract Risk. The forward contract markets are generally not regulated and a counterparty may refuse to perform on a forward contract. Forward contracts are not guaranteed by an exchange or clearing house and therefore a non-settlement or a default on a contract could deprive an investor of unrealized profits or force it to cover its commitment to purchase or resell, if any, at the current market price.

•	Futures Risk. The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment as well as in the value of the underlying instrument/index on which the futures are based. Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of a Private Fund or a Sub-Fund. Changes in the liquidity of futures (i.e., due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of such futures.

•	Hedging Risk. Strategies utilized to hedge against losses may not be successful and may offset gains.

•	Initial Public Offerings Risk. Investments in an initial public offering may not be able to be disposed of promptly and at the price at which they are valued. Other risks include lack of trading history, lack of investor knowledge of the issuer and limited operating history.

•	Leverage Risk. Leverage created by borrowing or by a Private Fund’s or Sub-Fund’s investment in derivatives can diminish the Private Fund’s or Sub-Fund’s performance, increase the volatility of the Private Fund’s or Sub-Fund’s net asset value and create a greater risk of loss for investors. Leverage may increase a Private Fund or Sub-Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.

•	Liquidity Risk. A Private Fund and a Sub-Fund may invest a portion of the value of their total assets in restricted securities (i.e., securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and other investments that are illiquid) and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which they purchased the securities.

•	Market Risk. The success of a Private Fund’s or Sub-Fund’s activities may be affected by general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

•	Money Market Risk. Changes in interest rates may reduce the value of a money market instrument. The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates. A decline in the value of a Private Fund’s or a Sub-Fund’s investments in money market instruments may reduce its investment return and performance.

•	Mortgage-Related Securities Risk. Mortgage-related securities may decline in value when defaults occur on the underlying mortgage and may exhibit additional volatility in periods of changing interest rates. When interest rates decline, the prepayment of mortgages increase and may require the Private Fund or Sub-Fund to reinvest assets at lower interest rates, resulting in lower returns.

•	Options Risk. The price of an options contract may change rapidly in response to changes in the markets and the general economic environment. If purchased, an option may expire unexercised, causing the purchaser to lose the premium paid. If written/sold, an option may expose the seller to losses. Since the value of an index fluctuates pursuant to changes in the market values of the securities comprising the index, the success of the purchase and/or sale of options in an index will also be subject to a Private Fund or Sub-Fund Manager’s ability to correctly predict movements in the applicable markets and industries affecting the index subject to the option contract. A liquid market may not exist to close out an option position.

•	Short Selling Risk. The sale of a borrowed security may result in a loss if the price of the borrowed security increases after the sale. Purchasing securities to close out the short position can itself cause their market price to rise further, increasing losses. Furthermore, a short seller may be prematurely forced to close out a short position if a counterparty demands the return of borrowed securities. Losses on short sales are theoretically unlimited.

•	Swap Agreements Risk. The value of swap agreements fluctuate in response to, among other things, interest rate movements, currency fluctuations, market values and the potential for a credit event of an issuer. There is no assurance that a Private Fund or Sub-Fund Manager will accurately forecast the effect of these fluctuations on the value of swap agreements held in a Private Fund’s or Sub-Fund’s portfolio. Participation in a swap agreement also involves counter-party risk and payments owed to a Private Fund or a Sub-Fund may be delayed or not made consistent with the terms of the swap agreement.

•	Turnover Risk. The turnover rate within a Private Fund or a Sub-Fund may be significant, potentially involving substantial brokerage commissions and fees. The Fund bears its allocable share of the costs and expenses of the Private Funds (which include the Private Funds’ allocable share of the costs and expenses of any Sub-Funds in which they invest).

Fund of Funds Structure Risk –The Private Funds are not registered as investment companies under the 1940 Act and, therefore, the Fund, as an investor, will not have the benefit of the protections afforded by the 1940 Act to investors of registered investment company like mutual funds. The following additional risks are relevant to the Fund’s implementation of the fund of funds structure:

Expense Layering Risk. In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Private Fund (which include the Private Fund’s pro rata shares of the expenses of any Sub-Fund in which it invests), including its allocable share of the management and incentive compensation paid to Private Fund Managers and Sub-Fund Managers. Investing in Private Funds and Private Funds that invest in Sub-Funds may result in up to three levels of fees and potentially greater Fund expenses than if the Fund invested in securities and other financial interests directly. The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with other investment funds, including other “fund of hedge funds” products.

Each Private Fund Manager generally will be entitled to receive a management fee of between 0.50% and 1.75% and a performance-based allocation, expected to range up to 20% of the net profits, in some cases in excess of a hurdle rate (i.e., the minimum return necessary for a Private Fund’s manager to start collecting incentive fees). Each Private Fund Manager may receive performance compensation based on its individual performance, irrespective of the Private Fund’s overall performance. Each Sub-Fund Manager will be entitled to receive a similar management fee from a Sub-Fund to which it provides investment management services. Consequently, the Fund may bear its allocable share of substantial incentive compensation paid to certain managers of Private Funds (and indirectly to certain Sub-Fund Managers) even during a period when the Fund, overall, is incurring significant losses. Performance-based fees received by a Private Fund Manager or Sub-Fund Manager may lead them to take greater risks than they may have otherwise taken.

Certain Private Funds may charge liquidation penalties and the imposition of such penalties would result in increased transaction costs to the Fund and could adversely affect the performance of the Fund.

Management Risk – The performance of the Fund depends, in part, on the success of the Adviser and each Sub-Adviser in selecting Private Funds for investment and in allocating and reallocating Allocated Assets among those Private Funds.

Operational Risk. Certain Private Funds and Sub-Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the funds’ investment strategies. Certain Private Funds and Sub-Funds are associated with start-up operational risks such as limited operating histories, management with limited business management experience and insufficient resources to implement best practices with respect to infrastructure, operational processes or risk management tools.

Transparency Risk. Private Funds and Sub-Funds typically provide limited portfolio information. A Private Fund or a Sub-Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors. This may result in a Private Fund or a Sub-Fund using investment strategies that are not fully disclosed to the Adviser, a Sub-Adviser and/or a Private Fund Manager and may involve risks under some market conditions that are not anticipated by the Adviser, a Sub-Adviser and/or a Private Fund Manager. Consequently, the Fund and a Private Fund may not be in a position to timely liquidate its investments in a Private Fund or a Sub-Fund. Also, there can be no assurance that a modification to a Private Fund’s or a Sub-Fund’s investment strategy will be successful.

Liquidity Risk. The Fund’s interests in Private Funds and a Private Fund’s interest in a Sub-Fund are illiquid and subject to substantial restrictions on transfer. The Fund may not be able to acquire interests of or withdraw an investment from a Private Fund and a Private Fund may not be able to acquire interests in or withdraw an investment in a Sub-Fund promptly after it has made a decision to do so.

Valuation Risk - In calculating the Fund’s NAV, the Fund’s Valuation Procedures require the Fund’s Valuation Committee to fair value all of the Private Funds. In fair valuing a Private Fund, the Valuation Committee may rely, among other things, on the Private Fund’s valuation of the Fund’s investment in that Private Fund. Because the valuations provided by the Private Funds are unaudited (except for those provided for the Private Fund’s fiscal year end), the Fund will not be able to independently confirm the accuracy of the valuations provided by the Private Funds.

Control Risk. Neither the Adviser nor a Sub-Adviser will have control of, or have the ability to exercise influence over, the trading policies or strategies of a Private Fund or a Sub-Fund in which it invests Allocated Assets. A Private Fund or Sub-Fund may fail to pursue its investment objective and strategies. There is no assurance that trading strategies of a Private Fund or Sub-Fund Manager will produce profitable results and the past performance of a Private Fund or Sub-Fund Manager is not indicative of future performance results. A Private Fund or Sub-Fund Manager’s strategies may change and they may not use the same trading method in the future that was used to compile performance histories. Private Fund and Sub-Fund Managers make investment decisions independent of each other. Private Funds and Sub-Funds may thus compete with each other from time to time for the same positions in the markets. The Fund may be exposed to the same investment through different Private Funds (and the Sub-Funds in which they invest, if any) causing the Fund to be subject to greater Market Risk and potentially greater market losses. Conversely, a Private Fund or Sub-Fund may implement opposite positions in the same security as held by other Private Funds or Sub-Funds which, from the Fund’s perspective, would result in indirect transaction costs without the possibility for profits.

Custody Risk. A Private Fund or Sub-Fund may not be required to, or may not custody, assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold the Private Fund’s or Sub-Fund’s assets.

Foreign Organization Risk. The Fund invests in Private Funds organized outside of the U.S. and these Private Funds may operate under regulatory infrastructures that are less stringent than those governing domestic investment funds organized in the U.S. See also “Private Funds Risk – Foreign Investment Risk” below.

Limited Voting Rights Risk – If the Fund purchases non-voting securities of a Private Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Private Fund.

Non-Diversification Risk – The Fund is non-diversified and the Fund’s investment in the securities of a limited number of issuers exposes the Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers.

Liquidity Risk – An investment in the Fund is highly illiquid and is not suitable for an investor if the investor needs access to the money it invests. A Unitholder may not have access to the money it invests for an indefinite period of time and does not have the right to require the Fund to redeem or repurchase its Units and Units are subject to substantial restrictions on transferability. A Unitholder should not expect to be able to sell its Units regardless of how the Fund performs. There is currently no market for Units, and it is not contemplated that one will develop.

Cybersecurity Risk. The Fund may suffer an intentional cybersecurity breach such as: unauthorized access to systems, networks, or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws). A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems (“denial of services”), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, or other service providers to incur regulatory penalties, reputational damage, additional compliance costs, or financial loss.

Counterparty Risk – The Fund may incur a loss if the other party to an investment contract, such as a repurchase agreement, fails to fulfill the terms of the agreement/contract.

Conflicts of Interest Risk – The investment activities of the Adviser or a Sub-Adviser and their affiliates for their own accounts and for other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund (i.e., an Adviser or Sub-Adviser allocates an investment opportunity to a client other than the Fund). Whether or not an Adviser or a Sub-Adviser client, including the Fund makes a specific investment is dependent upon the client’s individual circumstances including its investment policies and objective, risk profile, available cash for investment and overall portfolio composition. It is the policy of the Adviser and each of the Sub-Advisers to act in the best interests of each client and to treat each client fairly and equitably in the allocation of investment opportunities. The Adviser and each Sub-Adviser have adopted policies and procedures to help ensure that each client investment is made consistent with the client’s best interests and that all investment opportunities are subject to fair and equitable allocation.

Options Risk. The purchaser of a put option runs the risk of losing the purchaser’s entire investment, paid as the premium, if the option is not sold at a gain or cannot be exercised at a gain prior to expiration. A successful use of options on stock indices will be subject to the Adviser’s ability to predict correctly the movements in volatility and the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Money Market Risk – Changes in interest rates may reduce the value of a money market instrument. The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates. A decline in the value of the Fund’s investments in money market instruments may reduce its investment return and performance.

Regulatory Risk – Changes in government regulations and tax laws may adversely affect the operations and value of the Fund and the entities in which it invests. If there are changes in the laws or regulations, so as to result in the inability of the Fund to operate as set forth in this Prospectus, there may be a substantial effect on Unitholders. For example, to the extent that changes occur in the direct or indirect regulation of Private Funds, Sub-Funds and/or Derivatives, including tax regulation applicable thereto, there may be materially adverse effects on the ability of the Fund, the Private Funds and Sub-Funds to pursue their investment objective or strategies. In addition, any change in regulatory guidance concerning applicable law could adversely affect the Fund. For example, the Fund is currently the only investor in what is essentially a share class of a Private Fund. The Fund believes that since it owns substantially less than 25% of the Private Fund as a whole (and it owns non-voting shares), it does not control the Private Fund and therefore is not prohibited by law from making such an investment. However, should a regulator look at the facts and come to a different conclusion, or issue guidance indicating that such an investment is prohibited, then the Fund would be forced to forgo the investment. The inability of the Fund, the Private Funds and Sub-Funds to effectively implement their respective investment objectives and strategies may adversely affect the performance of the Fund. The section entitled “Certain Tax Considerations” summarizes certain tax risks associated with an investment in the Fund.

Loss of Investment Risk – An investment in the Fund is subject to loss, including the possible loss of the entire amount invested.

Management and Investment Advisory Services

The Board has overall management responsibility for the Fund. See “Management” in the SAI for the names of and other information about the Trustees and officers of the Fund.

Financial Solutions, Inc., 320 South Boston, Suite 1130, Tulsa, Oklahoma 74103, serves as the investment adviser to the Fund. The Adviser has provided investment advisory services since 1984 and, as of October 31, 2019, had approximately $92 million in assets under management. Mr. Gary W. Gould is the Adviser’s founder and its sole principal.

Meritage Capital, LLC (“Meritage”), 500 West 2nd Street, Suite 1850, Austin, Texas 78701 and Pluscios Management LLC (“Pluscios”), 1603 Orrington Avenue #750, Evanston, Illinois 60201 are Sub-Advisers to the Fund. In May 2018, Meritage was acquired by Brown Advisory Management, LLC. As of October 31, 2019, Meritage had approximately $1.03 billion in assets under management. Mr. Joe Wade, a founder of Centennial Partners LLC, is Meritage’s Chief Investment Officer and has over 38 years of investment experience. Meritage uses an investment team approach to identify and evaluate new managers and is designed to challenge investment ideas by drawing on the team’s market and trading experience.

Pluscios has provided investment advisory services since 2006 and, as of October 31, 2019, had approximately $309 million in assets under management. Prior to founding Pluscios in 2006, Ms. Constance T. Teska and Ms. Kelly A. Chesney were Managing Directors of JPMorgan Capital Management whose responsibilities included running its Chicago Hedge Fund Group (legacy Bank One). Ms. Teska and Ms. Chesney have combined over 60 years of capital markets and alternative investing experience.

See “Management – Board of Trustees, Investment Adviser and Sub-Advisers.”

Portfolio Manager

The Fund’s portfolio is managed by Gary W. Gould (the “Portfolio Manager”). The SAI provides additional information about the Portfolio Manager’s compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager’s ownership of securities issued by the Fund.

See “Management – Portfolio Manager.”

Fees and Expenses

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser provides portfolio management services to the Fund, subject to the general supervision of the Board, for a management fee calculated at an annual rate equal to 1.11% of the Fund’s average annual monthly net assets (i.e., the average of the Fund’s net assets calculated as of the last business day of each month of the Fund’s fiscal year). The Adviser pays any sub-advisory fees out of the fees it receives pursuant to the Advisory Agreement. A Fund business day (a “Business Day”) means any day that the New York Stock Exchange is open for business. All references to Business Day shall be based on the time in New York City.

The Adviser supervises each Sub-Adviser and provides a Principal Executive Officer to the Fund. The Fund pays all of its expenses other than those paid by the Adviser, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization.

Each Sub-Adviser has full investment discretion and makes all investment determinations with respect to its Allocated Assets, subject to the general supervision of the Adviser and the Board.

For portfolio management services rendered to the Fund pursuant to the Sub-Advisory Agreement between the Fund, the Adviser and Meritage (the “Meritage Sub-Advisory Agreement”), the Adviser (and not the Fund) will pay to Meritage a fee calculated at an annual rate equal to 0.75% of the Fund’s average annual monthly net assets managed by Meritage (i.e., the average of the Fund’s net assets managed by Meritage as of the last Business Day of each month of the Fund’s fiscal year).

For portfolio management services rendered to the Fund pursuant to the Sub-Advisory Agreement between the Fund, the Adviser and Pluscios (the “Pluscios Sub-Advisory Agreement”), the Adviser (and not the Fund) will pay to Pluscios a fee calculated at an annual rate equal to 0.87% of the Fund’s average annual monthly net assets managed by Pluscios (i.e., the average of Fund net assets managed by Pluscios as of the last Business Day of each month of the Fund’s fiscal year).

See “Fund Expenses” and “Management – Board of Trustees, Investment Adviser and Sub-Advisers.”

Administrator, Fund Accountant, Transfer Agent and Compliance Services

Ultimus Fund Solutions, LLC (“Ultimus”) provides certain administration, compliance, portfolio accounting and transfer agency services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer, Chief Compliance Officer and an Anti-Money Laundering Compliance Officer, as well as additional compliance support personnel.

See “Management – Administrator, Fund Accountant, Transfer Agent and Compliance Services” below.

Distributor

The Fund’s distributor is Ultimus Fund Distributors, LLC (the “Distributor”). Pursuant to a Distribution Agreement among the Fund, the Adviser and the Distributor, the Adviser pays the Distributor certain fees for providing distribution services to the Fund and reimburses certain expenses incurred by the Distributor in rendering such services. The maximum amount of compensation payable to the Distributor under the Distribution Agreement will not exceed 2.5% of the gross offering proceeds.

See “Management – Distributor.”

Custodian

MUFG Union Bank, N.A., is the custodian of the Fund (the “Custodian”). The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold by the Fund.

See “Management – Custodian.”

Certain Tax Considerations

The Fund intends to elect to be treated, for U.S. federal income tax purposes, as a regulated investment company (a “RIC”) under subchapter M of the Code. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to the Unitholders as dividends. To maintain its RIC status, the Fund must meet specified source-of-income and asset diversification requirements and distribute annually an amount equal to at least 90% of its ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, reduced by deductible expenses.

See “Certain Tax Consequences.”

Certain ERISA Considerations

The Employee Retirement Income Security Act of 1974 (“ERISA”) imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to assets of an employee benefit plan subject to ERISA (an “ERISA Plan”), including the duty of prudence, the suitable allocation of assets within and across different asset classes, the avoidance of prohibited transactions and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA.

Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the Plan would be suitably allocated within and across different asset classes if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Regulations promulgated by the DOL provide that, because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules.

See “Certain ERISA Considerations”.

Distributions

The Fund intends to distribute all of its net investment income and realized capital gains to Unitholders as of the last Business Day of each calendar year (an “Annual Distribution”). The amount of Annual Distributions, if any, is uncertain. The Fund may pay the Annual Distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds. Annual Distributions will be made to each Unitholder pro rata based on the number of Units held by such Unitholder and will be net of Fund expenses. For U.S. federal tax purposes, the Fund is required to distribute substantially all of its net investment income for each calendar year. All net realized capital gains, if any, will be distributed at least annually to holders of Units. Unless a Unitholder elects to receive an Annual Distribution in the form of cash (a “Distribution Election”), all Annual Distributions are reinvested in full and fractional Units at the NAV per Unit next determined on the payable date of such Annual Distributions.

See “Distributions”.

The Offering

Units are available for purchase directly from the Fund. Units are offered on a continuous basis and may be purchased on a monthly basis or at such other times as may be determined by the Board. The Board may discontinue accepting subscriptions at any time.

Units will be sold at the then-current NAV per Unit as of the first Business Day of each calendar month, except that Units may be offered more or less frequently as determined by the Board in its sole discretion. Except as otherwise provided herein, the minimum initial investment in the Fund by any Eligible Investor is $50,000 and the minimum additional investment in the Fund by a Unitholder is $5,000. The Fund may accept investments for lesser amounts under certain circumstances, including where a Unitholder has significant assets under the management of the Adviser or an affiliate and pursuant to other special circumstances that may arise.

See “The Offering.”

Investor Eligibility

Each investor will be required to represent that he, she or it is acquiring Units for the account of an Eligible Investor, which includes persons who meet one of the following tests:

•	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

•	Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000. The following shall be excluded from the calculation of net worth: (i) the value of such person’s primary residence; and (ii) any indebtedness that is secured by the investor's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Units (except that if the amount of such indebtedness outstanding at the time of the sale of Units exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability). However, indebtedness that is secured by that person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Units shall be included as a liability);

•	Any employee benefit plan within the meaning of ERISA and: (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (ii) the employee benefit plan has total assets in excess of $5,000,000; or (iii) if a self-directed plan, the investment decisions are made solely by persons that qualify under any other eligibility category set forth herein;

•	A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in the Fund and (iii) the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•	A Trustee or executive officer of the Fund;

•	An entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) an organization described in Section 501(c)(3) of the Code; or (v) a Massachusetts or similar business trust;

•	Any “bank” as defined in Section 3(a)(2) of the 1933 Act or any “savings and loan association” or other “association” as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity;

•	A broker or dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the “1934 Act”);

•	An investment company registered under the 1940 Act;

•	A “business development company” within the meaning of Section 2(a)(48) of the 1940 Act;

•	An insurance company as defined in Section 2(a)(13) of the 1933 Act;

•	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000;

•	Any private business development company as defined in section 202(a)(22) of the Advisers Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or

•	An entity in which all of the equity owners meet one or more of the qualifications set forth above.

After an initial purchase, existing Unitholders subscribing for additional Units will be required to verify their status as Eligible Investors at the time of each additional subscription. The qualifications required to invest in the Fund will appear in the subscription agreement that must be completed by each prospective Unitholder.

Use of Proceeds

The proceeds from each sale of Units, net of the Fund’s fees and expenses, are invested in accordance with the investment objectives and policies of the Fund.

See “Use of Proceeds.”

Limited Liquidity and Transfer Restrictions

The Fund is organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that closed-end fund shareholders do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities. However, investments in the Private Funds are often illiquid. For this reason, the Fund is organized as a closed-end fund.

The Fund will not list the Units on any securities exchange and it is not expected that any secondary market will develop for the Units. Unitholders are not able to redeem their Units on a daily basis because the Fund is a closed-end fund. In addition, Units are subject to significant transfer restrictions and may only be transferred by operation of law pursuant to death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Unitholder, or under certain limited circumstances set out in the Trust’s Agreement and Declaration of Trust, as may be amended from time to time (the “Declaration of Trust”), with the written consent of the Fund’s Board, which may be withheld for any reason in the Board’s sole and absolute discretion.

Unitholders should not expect that they will be able to transfer Units. Units currently may not be exchanged for securities of any other fund. As described below, however, in order to provide a limited degree of liquidity, the Fund may conduct written repurchase offers for its outstanding Units. An investment in the Fund is suitable only for Unitholders who can bear the risks associated with the limited liquidity of the Units. Purchases of Units should be viewed as long-term investments.

See “Principal Risks – General and Fund Structure Risks” and “Repurchases and Transfers of Units – Transfer Restrictions.”

Repurchase Offers and Other Repurchase of Units by the Fund

Because the Fund is a closed-end fund, Unitholders do not have the right to require the Fund to redeem any or all of their Units and, therefore, may not have access to the monies invested in the Fund for an indefinite period of time. A Unitholder should not expect to be able to sell its Units regardless of how the Fund performs. To provide a limited degree of liquidity to Unitholders, the Fund may from time to time offer to repurchase Units pursuant to written repurchase offers, but is not obligated to do so. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion, pursuant to written repurchase offers. In determining whether the Fund should offer to repurchase Units, the Board will consider a variety of operational, business and economic factors. The Board convenes quarterly to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a valuation date as of March 31, June 30, September 30 or December 31(or, if any such date is not a Business Day, on the last Business Day of such calendar quarter).

Any Unitholder tendering Units for repurchase less than one year following the date of the Unitholder's purchase of the particular Units being tendered will be subject to a repurchase fee of 2.00% (as a percentage of repurchase proceeds) which will be netted against the repurchase proceeds and remain in the Fund.

See “Repurchases and Transfers of Units – Repurchases of Units.”

FUND EXPENSES

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

Unitholder Transaction Expenses
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Repurchase Fee	2.00%	(1)
Annual Fund Operating Expenses (as a percentage of average net assets)
Management Fees(2)	1.11%
Other Expenses (3)	0.77%
Acquired Fund Fees and Expenses(4)	2.79%
Total Annual Fund Operating Expenses (3)	4.67%

(1)	Although you pay no sales charge, if you purchase Units and then tender for repurchase those Units within one year, you will pay a repurchase fee of 2.00% of the amount repurchased.

(2)	“Management Fees” includes amounts paid to the Sub-Advisers in addition to amounts retained by the Adviser.

(3)	Based on estimated amounts for the Fund’s current fiscal year and assumes that the Fund’s average net assets during such year remain constant. If the Fund’s actual average net assets decrease, all other things being equal, “Other Expenses” and “Total Annual Expenses” would be higher. The Fund’s actual expenses may vary from the estimated expenses shown in the table.

(4)	Unitholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Private Funds. The “Acquired Fund Fees and Expenses” disclosed above are calculated based on estimated amounts for the current fiscal year. The Acquired Fund Fees and Expenses are based on historical expenses of the Private Funds, which may (and are expected to) change substantially over time and, therefore, significantly affect Acquired Fund Fees and Expenses. In addition, the Private Funds held by the Fund will change, which further impacts the calculation of the Acquired Fund Fees and Expenses. Generally, fees payable to the Private Fund Managers will range from 0.50% to 1.75% (annualized) of the average NAV of the Fund’s investment. In addition, Private Fund Managers charge an incentive allocation or fee generally ranging from 0.0% to 20% of a Private Fund’s net profits, although it is possible that such range may be exceeded for certain Private Fund Managers. These fees payable to Private Fund Managers are estimates and may be higher or lower than the numbers shown.

Expense Example. This Example helps you compare the cost of investing in the Fund to the cost of investing in other investment companies. The Example assumes that (i) you invest $1,000 in the Fund, (ii) your investment has a 5% return each year, (iii) operating expenses remain as stated in the previous table, and (iv) all income dividends and capital gains distributions are reinvested in additional Units at the NAV per Unit. The Example should not be considered a representation of future expenses. Your actual costs may be higher or lower.

1 Year	3 Years	5 Years	10 Years
$67*	$141	$235	$475

*	This amount includes a repurchase fee of 2.00%. The repurchase fee applies if you purchase Units and then tender for repurchase those Units within one year. Without the repurchase fee, costs for 1 year would be $47.

FINANCIAL HIGHLIGHTS

The following summary represents per Unit data, ratios to average net assets and other financial highlights information for Unitholders for the past 5 years (or if shorter, the period of the Fund’s operations). The information has been audited by BBD, LLP, an independent registered public accounting firm, whose report along with the financial statements are included in the Fund’s SAI. The SAI is available upon request.

These financial highlights reflect selected data for a Unit outstanding throughout the period.

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	August 31,	August 31,
	2019	2018	2017	2016	2015
Net asset value, beginning of year	$100.41	$101.94	$99.01	$102.15	$109.47

Income (loss) from investment operations:
Net investment loss (a)	(1.51)	(1.49)	(1.51)	(1.58)	(1.63)
Net realized and unrealized gains (losses) on investments,
options contracts and futures contracts	1.89	3.54	4.44	(0.56)	2.76
Total from investment operations	0.38	2.05	2.93	(2.14)	1.13

Less distributions:
In excess of net investment income	(6.83)	(3.58)	-	(0.80)	(4.16)
From net realized capital gains from
investment transactions	-	-	-	(0.20)	(4.29)
Total distributions	(6.83)	(3.58)	-	(1.00)	(8.45)

Net asset value, end of year	$93.96	$100.41	$101.94	$99.01	$102.15

Total return (b)	0.60%	2.06%	2.96%	(2.09%)	1.04%

Ratios/supplementary data:
Net assets at end of year (000's omitted)	$28,126	$30,810	$53,302	$53,369	$49,590

Ratios to average net assets:
Net investment loss	(1.60%)	(1.49%)	(1.52%)	(1.61%)	(1.55%)
Net expenses (c)	1.88%	1.72%	1.59%	1.63%	1.55%
Portfolio turnover rate	4%	0%	7%	16%	10%

(a)	Calculated based on average units outstanding during the period.
(b)	Total return is a measure of the change in value of an investment in the Fund over the periods covered, which assumes any dividends or capital gain distributions are reinvested in units of the Fund. The returns shown do not reflect the deduction of taxes a unitholder would pay on Fund distributions, if any, or the redemption of Fund units.
(c)	Does not include the expenses of the Private Funds in which the Fund invests.

THE FUND

The Fund is a non-diversified, closed-end management investment company organized as a Delaware statutory trust on August 3, 2011. The Fund is engaged in a continuous public offering of its Units at the next determined NAV per Unit. The Fund’s principal office is located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, and its telephone number is (877) 379-7380.

The fiscal year of the Fund shall end on August 31, with the taxable year ending on August 31.

INVESTMENT INFORMATION

Investment Objective

The Fund’s investment objective is to seek attractive risk adjusted rate of returns, “Alpha,” with a risk profile and volatility similar to that of the Bloomberg Barclays U.S. Aggregate Bond Index.

An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

Principal Investment Policies

To achieve its investment objective, the Adviser may allocate Fund assets for investment pursuant to the Alpha Engine, the Beta Exposure and the Buffer Account as further discussed below.

The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account. The Adviser expects to invest a portion of Fund assets dedicated to the Alpha Engine and to utilize Sub-Advisers to manage the remainder of the Alpha Engine. The Adviser determines the portion of the Alpha Engine to be allocated to itself and each Sub-Adviser for investment. The Adviser is responsible for directly managing the Beta Exposure and the Buffer Account.

The Fund may also hold cash or cash equivalents to pay Fund expenses or to fund repurchases. The Fund may be unable to achieve its investment objective during the employment of such investments and could result in lost investment opportunities.

Alpha Engine. The Fund seeks “Alpha” or risk adjusted rates of returns which it defines as a rate of return over a full market cycle (a peak-to-peak period that includes a recession and a price decline of at least 20% from the previous market peak, followed by a rebound that establishes a new, higher peak) in excess of that of the HFRI Fund of Funds Conservative Index (the “Benchmark”). The Benchmark represents fund of funds that exhibit one or more of the following characteristics. First, the fund of funds invests in more conservative, or lower volatility, strategies among multiple managers. These strategies include Equity Market Neutral (seeking to exploit investment opportunities unique to a specific group of stocks while maintaining a neutral exposure to broad groups of stocks defined, for example, by sector, industry, market capitalization, country, or region), Fixed Income Arbitrage (the purchasing and selling short of Fixed Income Securities issued by U.S. and/or foreign issuers such as banks, corporations, governments and financial institutions as well as mortgaged-backed securities to capitalize on perceived pricing discrepancies within and across types of Fixed Income Securities), and Convertible Arbitrage (the simultaneous purchasing of convertible securities of U.S. and foreign issuers and the selling short of the corresponding underlying common stocks to capitalize on perceived pricing discrepancies between the convertible securities and the underlying common stocks). A second characteristic of the benchmark is lower historical annual returns than the HFRI Fund of Funds Composite Index. The third characteristic of the Benchmark is generally consistent performance regardless of market conditions. Generally, the HFRI Fund of Funds Composite Index includes funds that invest with multiple managers through funds or managed accounts. The Benchmark differs from the Barclays Index in that the Fund seeks performance in excess of the Benchmark, while having a risk profile and volatility similar to that of the Barclays Index.

To achieve Alpha, assets allocated to the Alpha Engine may be invested in: (1) investment funds that are not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and that are organized outside of the U.S.; or (2) Private Funds that invest in other investment funds that are not registered under the 1940 Act. Like the Private Funds, each Sub-Fund is organized outside of the U.S. Generally, 80%-90% of Fund assets will be dedicated to the Alpha Engine and more than 50% of the Fund’s assets may be invested in Private Funds that invest in Sub-Funds that are also each organized outside of the U.S. The percentage range of assets to be allocated to the Alpha Engine is only an estimate and the Fund’s actual allocation may be different and may vary. The Private Funds in which the Fund may invest are commonly referred to as “hedge funds.” Since the Fund invests a majority of its assets in Private Funds or “hedge funds” organized in foreign jurisdictions, the Fund may be referred to as a “fund of hedge funds.”

Like the investment funds included in the Benchmark, the Private Funds that comprise the Alpha Engine are managed by a variety of managers that employ a variety of strategies and investment techniques. The Private Funds employ alternative investments strategies directly, or indirectly through investments in Sub-Funds, that, when used in the aggregate, are expected, although not guaranteed, to produce absolute (positive) returns over a full market cycle with substantially lower volatility (i.e., the average variance of returns) than the average common stock trading on a U.S. exchange or a stock index (i.e., the S&P 500) and that are excess of the returns generated by the Benchmark during the same period (Alpha).

Alternative strategies are investment strategies that are not intended to correlate with the performance of the general equity and bond markets. The principal alternative strategies that the Private Fund and Sub-Fund Managers are expected to employ are summarized in the following table. The summaries contained in the following table are not intended to be a complete description of the alternative strategies that may be employed by the Private Fund and Sub-Fund Managers and the table may not include descriptions of all possible investment strategies which may be used by the Private Fund or Sub-Fund Managers.

Principal Alternative Strategies Employed by Private Funds and Sub-Funds
Relative Value Strategies
Convertible Arbitrage	•	Involves the simultaneous purchasing of convertible securities of U.S. and foreign issuers (a “long position”) and the selling short of the corresponding underlying common stocks (or foreign equivalent thereof) (a “short position”) to capitalize on perceived pricing discrepancies between the convertible securities and the underlying common stocks.
	•	Looks to profit from the yield of convertible securities as the price of the underlying common stock increases and on the short positions as the value of the common stock decreases.
Fixed Income Hedge	•	Involves, generally, purchasing Fixed Income Securities of issuers including corporations, governments and financial institutions as well as mortgage-related securities that are perceived to be undervalued and selling short such Fixed Income Securities that are perceived to be overvalued.
	•	Looks to profit on long positions as the value of Fixed Income Securities perceived to be undervalued increase and on short positions as the value of Fixed Income Securities perceived to be overvalued decrease.

	•	Looks also to take advantage of pricing discrepancies between the Equity and Fixed Income Securities of an issuer.
Fixed Income Arbitrage	•	Involves the purchasing and selling short of Fixed Income Securities of issuers such as banks, corporations, governments and financial institutions as well as mortgaged-backed securities to capitalize on perceived pricing discrepancies within and across types of global Fixed Income Securities.
	•	Looks generally to take advantage of spreads between two or more similar positions which do not appear to be in synch with what is believed to be their true value. For example, this strategy may be employed to profit from the difference in yield of Fixed Income Securities issued by: (1) the same issuer that have different maturities; (2) two similar issuers with similar maturities; (3) issuers with different credit ratings; or (4) the same issuer but that have different credit ratings.

Event Driven Strategies
Merger/Risk Arbitrage	•	Involves investing in Equity and/or Fixed Income Securities issuers based on how certain events such as mergers, consolidations, acquisitions, transfers of assets, tender offers, exchange offers, re-capitalizations, liquidations, divestitures, spin-offs and other similar transactions are expected to affect the value of such securities. Long and short positions may be utilized and portfolios typically have a long or short bias.
	•	Looks to profit on the difference between the price of a security at completion of a transaction and the price at which the security was initially purchased/sold short.
	•	Focus may also be in undervalued companies that may be subject to future corporate actions.

Bankruptcy/ Distressed	•	Involves investing in Equity and/or Fixed Income Securities of financially troubled U.S. and/or foreign issuers (i.e., companies involved in bankruptcy proceedings financial reorganizations or other similar financial restructurings). Long and short positions may be utilized and portfolios typically have a long or short bias.
	•	Looks to profit in the difference between the price of a security after a financial restructuring and the price at which the security was initially purchases/sold short.
	•	Focus may be to identify distressed companies in general or to target specific types of Equity or Fixed Income Securities (i.e., senior secured debt or common stock).

•	Investments may include restricted securities of these distressed companies.
Long/Short Equity Strategies
•	Involves purchasing and selling short Equity Securities of U.S. and foreign issuers. Investments may focus on specific regions, sectors or types of Equity Securities. Long and short positions may not be invested in equal amounts and, as such may not seek to neutralize general market risk. Portfolios typically have a long or short bias.
•	Looks to profit on long positions as the price of Equity Securities perceived to be undervalued or that are expected to have high growth opportunities increase and on short positions as the price of Equity Securities perceived to be overvalued decline.

Global Macro Strategies
Discretionary	•	Involves investing across a variety of securities and financial instruments of U.S. and foreign issuers based on interpretations of the global macro economy and changes therein on the valuation of such securities and financial instruments. Investments may include Equity and Fixed Income Securities, currencies and commodities (i.e., agricultural, metals, energy). Long and short positions may be utilized to profit from the effect of global economic changes on the valuation of such securities and financial instruments. Examples of global economic changes include changes in interest rates, exchange rates, liquidity and political leadership.

Managed Futures	•	Involves the trading of futures contracts and options on futures contracts as either buyers or sellers of contracts representing real assets such as gold, silver, wheat, coffee, sugar, heating oil, as well as financial assets such as government bonds, equity indices and currencies to take advantage of investment opportunities in the equity, fixed income, currency and commodity markets. Long and short positions in futures and options on futures may be utilized.
	•	Looks to profit on long positions in futures and options on futures as the value of the underlying asset increase and on short positions in futures and options on futures as the underlying asset decreases.

A Private Fund may also employ a multi-strategy approach directly, or through investments in Sub-Funds, and invest its assets utilizing several of these, and potentially other strategies, in order to meet its investment objective.

Each of the above strategies may use leverage to: (1) implement short positions; (2) enhance returns by borrowing money and/or by using Derivatives to gain (in lieu of investing directly in Equity and Fixed Income Securities, currencies and commodities, as applicable) or increase exposure to certain investments; and (3) hedge against, through the use of Derivatives, certain strategy risks such as Market Risk, Equity Securities Risk (i.e., company and capitalization risk), Fixed Income Securities Risk (i.e., interest rate, credit and default risk) and Short Selling Risk, each as applicable. The credit ratings of Fixed Income Securities will range from investment grade to below investment grade (i.e., junk). Junk bonds are typically rated below Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch Ratings Ltd. Investments made pursuant to these strategies may also include securities or other financial instruments that are restricted (i.e., interests that are acquired in an unregistered, private sale from an issuer or an affiliate thereof) or illiquid (including a Sub-Fund)

Because the Private Funds and the Sub-Funds are not registered under the 1940 Act, and their governing documents typically do not impose significant investment restrictions, a Private Fund or Sub-Fund may, without limitation, employ a variety of strategies and invest and trade in a broad range of securities and financial instruments, including but not limited to those described above. (See “Principal Risks – Private Fund Risk”).

The Fund’s investment in any one Private Fund will be less than 5% of that fund’s outstanding voting stock. In order to comply with this 5% limitation, the Fund may, at the time of investment, elect to invest in a class of a Private Fund’s non-voting securities (if such a class is available) or may contractually waive all voting rights associated with the investment or those that would exceed the 5% limitation. Waivers of voting rights typically will be affected by means of a written agreement with the relevant Private Fund pursuant to which the Fund automatically waives any voting rights it may hold subject to certain requirements. Determinations of whether the Fund will waive its voting rights are made by the Adviser or a Sub-Adviser as part of the investment process. The Adviser or a Sub-Adviser will make a determination whether forgoing the right to vote is consistent with its fiduciary duty as an investment adviser to the Fund. When deciding to forego or waive voting rights, the Adviser or a Sub-Adviser shall only consider the interests of the Fund.

As a general matter, unlike public corporations or registered investment companies, the Private Funds in which the Fund may invest provide their investors with an ability to vote only under limited circumstances (if at all). The Fund’s practices regarding investment in non-voting securities of Private Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund’s operations or its rights as an investor in a Private Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. The Adviser and each Sub-Adviser considers this risk minimal relative to the increased flexibility potentially available to the Fund and its Unitholders from investing in non-voting securities.

Each of the Sub-Advisers, the Private Funds, the Sub-Funds, the Private Fund Managers and the Sub-Fund Managers will be unaffiliated with the Adviser. The Adviser may invest its Allocated Assets in a Private Fund whose Private Fund Manager is the Sub-Adviser. A Sub-Adviser, however, will not invest its Allocated Assets in a Private Fund if the Sub-Adviser serves that fund’s Private Fund Manager.

Pending investment in the Private Funds, the Adviser and each Sub-Adviser may utilize a portion of its Allocated Assets to hold cash, high-quality fixed income instruments or cash equivalents.

Beta Exposure. The investment risks associated with the Alpha Engine are expected to correlate more closely, over time, to that of the equity markets than the investment risks associated with the Beta Exposure (defined below). During negative or expected negative movements in the equity markets, the Adviser may purchase U.S. Treasury futures that create exposure to U.S. Treasuries with a duration similar to the Barclays Index or long dated index put options. Duration measures how much the value of the Barclays Index is likely to fluctuate in response to interest rate movements. As of October 31, 2019, the modified adjusted duration of the Barclays Index was 5.79 years which means that the Barclays Index will decrease in value by 5.79% if interest rates rise 1% (or rise in value by 5.79% if interest rates decrease by 1%).

During negative or expected negative markets, it is anticipated that approximately 2%-4% of Fund assets will be dedicated to the Beta Exposure. This percentage range is only an estimate and the Fund’s allocation to the Beta Exposure may be different or may vary at any given time from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

During negative equity markets, it is anticipated that approximately 2% - 4% of Fund assets will be dedicated to the Beta Exposure. This percentage range is only an estimate and the Fund’s allocation to the Beta Exposure may be different or may vary at any given time from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

The Beta Exposure creates exposure to the price movement (not the total return) of a high quality fixed income portfolio and it is anticipated that any returns generated by the Beta Exposure will help to mitigate the volatility of the Alpha Engine during negative or expected negative movements in the equity markets while generating additional Alpha on behalf of the Fund. The Adviser believes that the Alpha Engine, coupled with the periodic employment of the Beta Exposure during negative or expected negative movements in the equity markets, will create a portfolio with a volatility similar to that of the Barclays Index. The Barclays Index is an unmanaged, market-value weighted index for U.S. dollar-denominated, investment grade (rated Baa3 or above by Moody's Investors Service (“Moody’s”)), fixed-rate debt issues, including government, corporate, asset backed, and mortgage-related securities with maturities of at least 1 year.

The Fund’s investment in U.S. Treasury futures will comply with one of the following investment restrictions:

(1)	The aggregate initial margin and premiums required to establish the U.S. Treasury futures positions will not exceed 5% of liquidation value of the Fund after taking into account unrealized profits and unrealized losses on such contracts; or

(2)	The aggregate net notional value of U.S. Treasury futures determined at the time the most recent position was established, shall not exceed 100% of the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on any such positions. The “notional value” shall be calculated for each futures position by multiplying the number of contracts by the size of the contract, in contract units (taking into account any multiplier specified in the contract), by the current market price per unit.

With respect to the Fund, the Adviser relies on no action relief for “fund of funds” issued by the Commodity Futures Trading Commission (the “CFTC”) as an exemption from registration as a commodity pool operator. The Adviser will reconsider its registration status at a later date should the CFTC issue revised guidance regarding the trading of CFTC-regulated derivatives by “fund of funds” products. If the Adviser determines not to register as a “commodity pool operator” after the issuance of the revised guidance, the Fund may need to refrain from investing in certain Private Funds.

Options on Indices. The Fund may purchase long dated put options on indices. Put options on indices are settled in cash and gain or loss depends on changes in the index in question. When the Fund buys a put on an index, it pays a non-refundable premium and has the right, but not the obligation, prior to the expiration date, to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based is less than the exercise price of the option. This amount of cash is equal to the excess of the closing price of the index over the exercise price of the option, which also may be multiplied by a formula value. In purchasing a put option, the Fund will seek to benefit from a decline in the market price of the underlying index.

Buffer Account. As a closed-end investment company, the Fund is subject to the 1940 Act which requires it to maintain, on a daily basis, cash or liquid securities in an amount equal to the current market value of the U.S. Treasury futures in which it invests minus any amounts paid to brokers toward such position. During periods when the Beta Exposure is being implemented, it is anticipated that Fund assets allocated to the Buffer Account may approximate 3% - 17%. This percentage range is only an estimate and the Fund’s allocation to the Buffer Account may be different or may vary at any given time from this estimate due to variations in the amount of Fund assets allocated to the Beta Exposure

The Fund shall maintain in the Buffer Account a cash position or cash equivalents with a value, collectively, necessary to satisfy the Coverage Requirement. If the Beta Exposure increases in value, the Adviser will allocate more Fund assets to the Buffer Account in order to satisfy the Fund’s coverage requirements. If, however, the Beta Exposure decreases in value, the Adviser may re-allocate all or a portion of such Fund assets to the Alpha Engine for investment or maintain such assets in cash or cash equivalents to anticipate future Buffer Account requirements, to satisfy Fund expenses or to fund repurchases.

The Buffer Account will not be funded when the Beta Exposure is not employed.

Investment Process

Alpha Engine, Beta Exposure and Buffer Account Allocations. The Adviser determines the amount of Fund assets to be allocated amongst the Alpha Engine, the Beta Exposure and the Buffer Account. In determining the percentage of Fund assets to allocate to the Alpha Engine and the Beta Exposure, the Adviser evaluates, on an ongoing basis, a variety of factors including: (1) the recent performance of the Private Funds; (2) the global macro-economic outlook; (3) current market conditions, particularly the fixed income markets, and the performance of various assets classes; and (4) the Fund’s strategy allocations as reflected by its interest in the Private Funds. Based on this ongoing analysis, the Adviser may or may not employ the Beta Exposure. For example, the Adviser may initiate the Beta Exposure when it expects volatility in the equity markets and exposure to a fixed income portfolio is required to mitigate the equity market risk of the Alpha Engine. Allocations to the Buffer Account are dependent on the amount of Fund assets used to implement the Beta Exposure. Generally, the Adviser will allocate Fund assets to the Buffer Account in an amount necessary to cover the value of the instruments used to employ the Beta Exposure and such value shall be marked to market on a daily basis.

The Adviser, however, may hold a portion of the Fund’s assets in cash or cash equivalents pending investments in Private Funds, to meet the Fund’s ongoing operational expenses, to implement the Beta Exposure when it deems appropriate and to fund the Buffer Account when the Beta Engine is employed. The Fund may be unable to achieve its investment objective while maintaining cash or investments in cash equivalents may result in lost investment opportunities.

Adviser and Sub-Adviser Allocations within the Alpha Engine. With respect to the Alpha Engine, the Adviser determines the amount of assets to be allocated for investment amongst the Adviser and each Sub-Adviser. Generally, the Adviser directly manages 40% to 70% of the assets allocated to the Alpha Engine and expects to allocate between 30% to 60% of such assets to the Sub-Advisers for investment. This percentage range is only an estimate and the Adviser’s allocation of Fund assets to the Sub-Advisers for investment may be different or may vary at any given time from this estimate as a result of the Adviser’s outlook regarding equity and fixed income market conditions and the level of Fund exposure to the equity and fixed income markets through the Alpha Engine.

The Adviser regularly monitors the Alpha Engine by, among other things, assessing: (1) the performance of the Adviser and Sub-Adviser’s Allocated Assets; (2) the composition of the Adviser’s and each Sub-Adviser’s Allocated Assets and the strategies employed by the Private Funds selected by the Adviser and each Sub-Adviser; and (3) current market conditions and the global macro-economic outlook.

The Adviser may increase or reduce the Adviser’s or a Sub-Adviser’s Allocated Assets for various reasons. Since the Adviser and each Sub-Adviser are looking to each achieve absolute (positive) returns over a variety of market cycles by investing in Private Funds, changes in allocations will typically be driven by the performance of their Allocated Assets. Other examples that may cause the Adviser to change the percentage of the Adviser’s or a Sub-Adviser’s Allocated Assets include: (1) new investment opportunities identified by the Adviser or Sub-Adviser; (2) the re-balancing of an Adviser or Sub-Adviser’s allocations amongst various investment strategies; and (3) the need to liquidate all or a portion of the Fund’s interest in a Private Fund to fund repurchases of Units as may be approved by the Board from time to time.

Private Funds Allocations within the Alpha Engine. The Adviser and each Sub-Adviser have extensive experience and expertise with alternative investment strategies. The Adviser believes that it and each Sub-Adviser has a competitive advantage in identifying potential Private Fund Managers because of their respective long-standing professional relationships, wide network of industry contacts developed from years of experience in the securities industry and their investment processes used to analyze potential Private Fund Managers.

The Adviser and each Sub-Adviser seek to invest their Allocated Assets in Private Funds that have the potential to generate Alpha individually and whose strategies, collectively, are expected to achieve attractive rates of returns commensurate with acceptable risk (as determined by the Adviser or Sub-Adviser, as applicable) during varying market environments.

Prior to investing Fund assets in a Private Fund, the Adviser and each Sub-Adviser consider a variety of factors including the Private Fund Manager’s investment management philosophy, investment processes, performance, professional experience, disclosure practices regarding portfolio holdings and strategy implementation and risk control methodologies. During this due diligence process, the Adviser and each Sub-Adviser develop an understanding of how these managers are likely to manage the Private Funds under varying market environments.

The Adviser and the Sub-Advisers believe that investments across multiple strategies and assets classes (i.e., equities, fixed income, derivatives and commodities) are important in reducing overall portfolio volatility. To determine the collection of Private Funds in which to invest Allocated Assets and percentage of Allocated Assets to invest in each Private Fund, the Adviser or Sub-Adviser, as applicable, considers the investment strategies employed by each Private Fund, including any regional, sector or style focus, the securities or other financial instruments utilized to implement these strategies and the correlation of the performance and the investment risks of these strategies and underlying holdings with those of other prospective Private Fund investments. The effect of existing and developing market, economic and/or financial trends on the success of a Private Fund’s investments strategies will also be evaluated in determining whether to invest in a particular Private Fund and the percentage of Allocated Assets to be invested in that Private Fund.

The Adviser and each Sub-Adviser regularly monitor the Private Funds in which their Allocated Assets are invested and may increase, decrease or eliminate the Fund’s investment in a Private Fund for various reasons. For example, the Adviser or Sub-Adviser may increase the percentage of its Allocated Assets invested in a Private Fund if: (1) the strategies utilized by that Private Fund are expected to perform well during current or forecasted market conditions; or (2) greater exposure to the strategies employed by the Private Fund is necessary to hedge against other investment risks to which the Allocated Assets are subject. Conversely, the Adviser or a Sub-Adviser may decrease or eliminate the percentage of its Allocated Assets invested in a Private Fund if: (1) a new investment opportunity is identified; (2) the position in the Private Fund has become oversized and the Adviser or Sub-Adviser, as applicable, believes it should be reduced to decrease investment volatility; or (3) the Private Fund has not performed as expected.

Liquidation Penalties of Private Funds and Impact on Portfolio Allocations. The Private Funds may assess fees on withdrawals. The Adviser takes into account liquidation fees, where applicable, when implementing changes to portfolio asset allocations amongst the Alpha Engine, Beta Exposure and Buffer Account or amongst the Adviser and Sub-Adviser within the Alpha Engine. Generally, in order to avoid and/or limit the generation of these liquidation penalties, the Adviser expects to implement allocation adjustments upon receipt of additional investment proceeds by the Fund and/or by first liquidating interests in Private Funds that are no longer subject to liquidation fees (i.e., interests held by the Fund beyond the lock-up/gate periods). Allocation adjustments across Private Funds within the Adviser’s and Sub-Adviser’s Allocated Assets will be processed similarly.

Other Investment Strategies

Temporary Defensive Position. From time to time, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions such as unusually large cash inflows to the Fund. For example, the Fund may hold all or a portion of its assets in cash and cash equivalents. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding Units of beneficial interest of the Fund, are listed below. Each Private Fund may have substantially different fundamental investment restrictions. As defined by the 1940 Act, the vote of a “majority of the outstanding Units of beneficial interest of the Fund” means the vote, at an annual or special meeting of Unitholders duly called, (a) of 67% or more of the Units present at such meeting, if the holders of more than 50% of the outstanding Units of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding Units of the Fund, whichever is less. The Fund may not, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders or other guidance provided by the SEC or its staff:

•	Issue senior securities, borrow money or pledge its assets, except (i) to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33⅓% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets); and (ii) this restriction shall not prohibit the Fund from engaging in options transactions, futures contracts or short sales in accordance with its objectives and strategies;

•	Underwrite securities issued by other persons;

•	Make loans to other persons, except through purchasing Fixed Income Securities, lending portfolio securities or entering into repurchase agreements;

•	Purchase or sell real estate or interests in real estate, unless acquired as a result of ownership of securities (although the Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate);

•	Purchase or sell physical commodities or commodities contracts, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by physical commodities;

•	Invest in the securities of any one industry if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of such industry, except that the foregoing does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

For purposes of the Fund’s investment restrictions and investment limitations under the 1940 Act, the Fund will not “look through” to the underlying investments of the Private Funds (except for affiliated Private Funds, if any, and except that, with respect to the limitation related to concentration in any one industry, the Fund will look through to the investments of unaffiliated funds to the extent known by the Fund) in which assets of the Fund are invested, but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets).

The Fund’s investment objective is non-fundamental and may be changed by the Board.

PRINCIPAL RISKS

Investment in the Fund is speculative, involves a significant degree of risk and is not suitable for all investors. It is possible that an investor may lose some or all of its investment in the Fund and attempts by the Fund to manage the risks of investing in the Private Funds does not imply that an investment in the Fund is low risk or without risk. No guarantee or representation is or can be made that the Fund will achieve its investment objective. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below.

In considering an investment in the Fund, prospective investors should consult their independent financial, tax and legal advisors, and should be aware of the risk factors described below. The order in which the principal risks referenced below are presented may not be representative of the level of the Fund’s exposure to any of these risks.

Management Risk – The success of the Fund’s strategy depends on, among other things, the Adviser’s ability to allocate assets amongst itself and each Sub-Adviser and the Adviser’s and each Sub-Adviser’s ability to successfully invest Fund assets subject to their respective management.

Market Risk – The success of the Fund’s activities may be affected by general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

Futures Risk – The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment as well as in the value of the underlying U.S. Treasury securities on which the futures are based. Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of the Fund. Changes in the liquidity of U.S. Treasury futures (i.e., due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of such futures. Rising interest rates may cause the value of U.S. Treasury futures to decline.

Hedging Risk – The employment of the Beta Strategy to mitigate the volatility of the Alpha Engine may not be successful and may offset gains.

Leverage Risk – Leverage created by the Fund’s investment in U.S. Treasury futures can diminish the Fund’s performance, increase the volatility of the Fund’s net asset value and create a greater risk that Unitholders may suffer losses on their investment in the Fund. Leverage may increase the Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.

Private Fund Risk –The Fund’s investment in the Private Funds subjects Unitholders to the following investment risks and may result in a decline in the value of the Private Funds and, consequently, a reduction in the Fund’s investment return and performance:

Alternative Investment Strategies Risk. A Private Fund or Sub-Fund employs alternative investments strategies which may involve the following risks:

Convertible Arbitrage Strategy Risk. The success of a convertible arbitrage strategy is contingent upon the investment manager’s ability to identify and profit from perceived pricing discrepancies between a convertible security and the common stock into which it is convertible. If perceived pricing discrepancies do not materialize or if the investment manager fails to correctly exploit pricing discrepancies, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Event-Driven Strategy Risk. The success of an event-driven strategy is contingent upon the investment manager’s ability to timely identity potential corporate events as well as the impact that such events will have on a company. If a predicted corporate event does not occur or does not have the impact predicted, a loss may occur. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Fixed Income Arbitrage Strategy Risk. The success of a fixed income arbitrage strategy is contingent upon the investment manager’s ability to identify and profit from perceived pricing discrepancies amongst Fixed Income Securities. If perceived pricing discrepancies do not materialize or if the investment manager fails to correctly exploit pricing discrepancies, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy will be subject to the investment risks associated with the instruments utilized to implement the strategy.

Global Macro Discretionary Strategy Risk. The success of a global macro strategy is contingent upon the macro-economic views of the investment manager and the investment manager’s ability to correctly identify investment opportunities with the highest probability of success (long positions) and/or those with highest probability of failure (short positions) based on such views. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

Global Macro Managed Futures Strategy Risk. The success of a managed futures strategy is generally contingent upon the investment manager’s ability to identify and exploit trends, including changes in price and other fluctuations, within and across asset classes (i.e., Equity Securities, Fixed Income Securities, Derivatives, currencies and commodities) through options and futures. The investment manager may not be able to execute transactions in time to take advantage of identified trends. Futures and options may not perform consistent with the trends identified by the investment manager. Forecasting of trends will not be profitable if there are no identifiable trends of the kind that the investment manager seeks to follow. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks utilized to implement the strategy.

Long/Short Equity Strategy Risk. The success of a hedged equity strategy is contingent upon the investment manager’s ability to correctly determine the valuation of an issuer’s Equity Securities and the future price movements of such securities. If the investment manager’s perception of an Equity Security’s valuation or its future price is incorrect, a loss may result. Substantial losses may be recognized as a result of the implementation of this strategy. Also, this strategy is subject to the investment risks associated with the instruments utilized to implement the strategy.

•	Convertible Securities Risk. The value of convertible securities decline as interest rates increase and increase as interest rates decline. A Private Fund or a Sub-Fund may not have pre-established minimum credit standards for convertible securities and may invest, without limit, in unrated or below investment grade convertible securities. Convertible securities are typically issued by smaller capitalized companies whose stock price may be volatile. Convertible securities that are unrated or are rated below investment grade are associated with a higher risk of default on interest and principal payments. The issuer of a convertible security may force a Private Fund or a Sub-Fund to convert the convertible securities before it would otherwise choose to do so, which may decrease the Private Fund’s or Sub-Fund’s return.

•	Counterparty Risk. A Private Fund or Sub-Fund may incur a loss if the other party to an investment contract, such as a derivative or repurchase agreement, fails to fulfill the terms of the agreement/contract.

•	Currency Risk. The value of investments in foreign currencies, instruments denominated in foreign currencies or derivatives that provide exposure to foreign currencies, if unhedged, will fluctuate with U.S. dollar exchange rates as well as in response to price changes of the investments in the various local markets and the value of local currencies.

•	Derivatives Risk. The use of Derivatives such as forwards, futures, options and swap agreements can lead to losses, including those magnified by leverage. The prices of Derivatives can be highly volatile and a small investment in a derivative can have a large impact on the performance of a Private Fund or a Sub-Fund as derivatives can result in losses in excess of the amount invested. The value of Derivatives may be influenced by changes in the market, general economic and, political conditions as well as in the value of the underlying asset, index, interest rate or other investment on which the Derivatives are based.

•	Distressed Securities Risk. An investment in distressed securities is speculative because issuers of these securities may be in transition, out of favor, financially leveraged, troubled or potentially troubled and may be or have recently been involved in taking strategic actions, restructuring, bankruptcy reorganization or liquidation. An issuer’s default in its payment obligations may also result in a decline in the value of the issuer’s securities.

•	Emerging Markets Risk. In addition to the risks applicable to foreign investments, emerging markets are generally more volatile and the risk of political and social upheaval is greater. There also may be a lack of public information regarding companies operating in emerging markets. Securities traded on emerging markets are potentially illiquid and emerging markets may impose high transaction costs.

•	Equity Securities Risk. The value of Equity Securities may fluctuate in response to specific situations for each company, industry market conditions, and general economic environments. The Equity Securities of smaller companies may involve more risk, may be less liquid, and may be subject to greater volatility. Consequently, it may be more difficult to buy or sell the Equity Securities of smaller companies at an acceptable price, especially during periods of market volatility.

•	Fixed Income Securities Risk. Changes in interest rates may reduce the value of Fixed Income Securities or reduce a Private Fund’s and Sub-Fund’s returns. The value of a fixed income security may decline if an issuer defaults or if its credit quality deteriorates. High yield Fixed Income Securities or “junk bonds” are considered to be speculative by major credit rating agencies, have a much greater degree of default on payments of principal and/or interest and tend to be more volatile and less liquid than higher-rated securities with similar maturities.

•	Focus Risk. A Private Fund or Sub-Fund that invests in a particular market or sector shall be subject to the risks associated with that market or sector and may be more adversely affected by those risks than if the Private Fund invested its assets across multiple markets and sectors.

•	Foreign Investment Risk. Foreign investments may be subject to sovereign risk, nationalization risk, expropriation risk, confiscatory taxation and to potential difficulties repatriating funds. Foreign investments may also be adversely affected by changes in currency exchange rates, social, political and economic developments, and the possible imposition of exchange controls or other foreign government laws or restrictions. Foreign investments may also be subject to withholding or other taxes on dividends, interest, capital gains or other income. Foreign investments may be more volatile and less liquid due to the smaller size of some foreign markets and lower trading volumes. There may be less publicly available information about a foreign issuer than about a U.S. issuer, and accounting, auditing and financial reporting standards and requirements may not be comparable. There is also less regulation, generally, of the financial markets in foreign countries than there is in the U.S.

•	Forward Contract Risk. The forward contract markets are generally not regulated and a counterparty may refuse to perform on a forward contract. Forward contracts are not guaranteed by an exchange or clearing house and therefore a non-settlement or a default on a contract could deprive an investor of unrealized profits or force it to cover its commitment to purchase or resell, if any, at the current market price.

•	Futures Risk. The price of a futures contract may change rapidly in response to changes in the markets and the general economic environment as well as in the value of the underlying instrument/index on which the futures are based. Futures may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in futures could have a large potential effect on the performance of a Private Fund or a Sub-Fund. Changes in the liquidity of futures (i.e., due to, among other things, price fluctuation or position limitations imposed by U.S. commodity exchanges) may result in significant, rapid and unpredictable changes in the value of such futures.

•	Hedging Risk. Strategies utilized to hedge against losses may not be successful and may offset gains.

•	Initial Public Offerings Risk. Investments in an initial public offering may not be able to be disposed of promptly and at the price at which they are valued. Other risks include lack of trading history, lack of investor knowledge of the issuer and limited operating history.

•	Leverage Risk. Leverage created by borrowing or by a Private Fund’s or Sub-Fund’s investment in derivatives can diminish the Private Fund’s or Sub-Fund’s performance, increase the volatility of the Private Fund’s or Sub-Fund’s net asset value and create a greater risk of loss for investors. Leverage may increase a Private Fund or Sub-Fund’s exposure to Market Risk and other risks by, in effect, increasing assets available for investment.

•	Liquidity Risk. A Private Fund and a Sub-Fund may invest a portion of the value of their total assets in restricted securities (i.e., securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and other investments that are illiquid) and, as a result, may be unable to sell such investments when desired, without adversely affecting the price or at prices approximating the value at which they purchased the securities.

•	Market Risk. The success of a Private Fund’s or Sub-Fund’s activities may be affected by general economic and market conditions including interest rates, the availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances.

•	Money Market Risk. Changes in interest rates may reduce the value of a money market instrument. The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates. A decline in the value of a Private Fund’s or a Sub-Fund’s investments in money market instruments may reduce its investment return and performance.

•	Mortgage-Related Securities Risk. Mortgage-related securities may decline in value when defaults occur on the underlying mortgage and may exhibit additional volatility in periods of changing interest rates. When interest rates decline, the prepayment of mortgages increase and may require the Private Fund or Sub-Fund to reinvest assets at lower interest rates, resulting in lower returns.

•	Options Risk. The price of an options contract may change rapidly in response to changes in the markets and the general economic environment. If purchased, an option may expire unexercised, causing the purchaser to lose the premium paid. If written/sold, an option may expose the seller to losses. Since the value of an index fluctuates pursuant to changes in the market values of the securities comprising the index, the success of the purchase and/or sale of options in an index will also be subject to a Private Fund or Sub-Fund Manager’s ability to correctly predict movements in the applicable markets and industries affecting the index subject to the option contract. A liquid market may not exist to close out an option position.

•	Short Selling Risk. The sale of a borrowed security may result in a loss if the price of the borrowed security increases after the sale. Purchasing securities to close out the short position can itself cause their market price to rise further, increasing losses. Furthermore, a short seller may be prematurely forced to close out a short position if a counterparty demands the return of borrowed securities. Losses on short sales are theoretically unlimited.

•	Swap Agreements Risk. The value of swap agreements fluctuate in response to, among other things, interest rate movements, currency fluctuations, market values and the potential for a credit event of an issuer. There is no assurance that a Private Fund or Sub-Fund Manager will accurately forecast the effect of these fluctuations on the value of swap agreements held in a Private Fund’s or Sub-Fund’s portfolio. Participation in a swap agreement also involves counter-party risk and payments owed to a Private Fund or a Sub-Fund may be delayed or not made consistent with the terms of the swap agreement.

•	Turnover Risk. The turnover rate within a Private Fund or a Sub-Fund may be significant, potentially involving substantial brokerage commissions and fees. The Fund bears its allocable share of the costs and expenses of the Private Funds (which include the Private Funds’ allocable share of the costs and expenses of any Sub-Funds in which they invest).

Fund of Funds Structure Risk –The Private Funds are not registered as investment companies under the 1940 Act and, therefore, the Fund, as an investor, will not have the benefit of the protections afforded by the 1940 Act to investors of registered investment company like mutual funds. The following additional risks are relevant to the Fund’s implementation of the fund of funds structure:

Expense Layering Risk. In addition to its own expenses, the Fund will also bear its allocable share of the costs and expenses of each Private Fund (which include the Private Fund’s pro rata shares of the expenses of any Sub-Fund in which it invests), including its allocable share of the management and incentive compensation paid to Private Fund Managers and Sub-Fund Managers. Investing in Private Funds and Private Funds that invest in Sub-Funds may result in up to three levels of fees and potentially greater Fund expenses than if the Fund invested in securities and other financial interests directly. The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with other investment funds, including other “fund of hedge funds” products.

Each Private Fund Manager generally will be entitled to receive a management fee of between 0.50% and 1.75% and a performance-based allocation, expected to range up to 20% of the net profits, in some cases in excess of a hurdle rate (i.e., the minimum return necessary for a Private Fund’s manager to start collecting incentive fees). Each Private Fund Manager may receive performance compensation based on its individual performance, irrespective of the Private Fund’s overall performance. Each Sub-Fund Manager will be entitled to receive a similar management fee from a Sub-Fund to which it provides investment management services. Consequently, the Fund may bear its allocable share of substantial incentive compensation paid to certain managers of Private Funds (and indirectly to certain Sub-Fund Managers) even during a period when the Fund, overall, is incurring significant losses. Performance-based fees received by a Private Fund Manager or Sub-Fund Manager may lead them to take greater risks than they may have otherwise taken.

Certain Private Funds may charge liquidation penalties and the imposition of such penalties would result in increased transaction costs to the Fund and could adversely affect the performance of the Fund.

Management Risk – The performance of the Fund depends, in part, on the success of the Adviser and each Sub-Adviser in selecting Private Funds for investment and in allocating and reallocating Allocated Assets among those Private Funds.

Operational Risk. Certain Private Funds and Sub-Funds may only employ the services of a limited number of principals and the departure of any one of these principals may adversely affect the success of the funds’ investment strategies. Certain Private Funds and Sub-Funds are associated with start-up operational risks such as limited operating histories, management with limited business management experience and insufficient resources to implement best practices with respect to infrastructure, operational processes or risk management tools.

Transparency Risk. Private Funds and Sub-Funds typically provide limited portfolio information. A Private Fund or a Sub-Fund’s investment strategies may evolve over time in response to fluctuating market conditions without notice to investors. This may result in a Private Fund or a Sub-Fund using investment strategies that are not fully disclosed to the Adviser, a Sub-Adviser and/or a Private Fund Manager and may involve risks under some market conditions that are not anticipated by the Adviser, a Sub-Adviser and/or a Private Fund Manager. Consequently, the Fund and a Private Fund may not be in a position to timely liquidate its investments in a Private Fund or a Sub-Fund. Also, there can be no assurance that a modification to a Private Fund’s or a Sub-Fund’s investment strategy will be successful.

Liquidity Risk. The Fund’s interests in Private Funds and a Private Fund’s interest in a Sub-Fund are illiquid and subject to substantial restrictions on transfer. The Fund may not be able to acquire interests of or withdraw an investment from a Private Fund and a Private Fund may not be able to acquire interests in or withdraw an investment in a Sub-Fund promptly after it has made a decision to do so.

Valuation Risk - In calculating the Fund’s NAV, the Fund’s Valuation Procedures require the Fund’s Valuation Committee to fair value all of the Private Funds. In fair valuing a Private Fund, the Valuation Committee may rely, among other things, on the Private Fund’s valuation of the Fund’s investment in that Private Fund. Because the valuations provided by the Private Funds are unaudited (except for those provided for the Private Fund’s fiscal year end), the Fund will not be able to independently confirm the accuracy of the valuations provided by the Private Funds.

Control Risk. Neither the Adviser nor a Sub-Adviser will have control of, or have the ability to exercise influence over, the trading policies or strategies of a Private Fund or a Sub-Fund in which it invests Allocated Assets. A Private Fund or Sub-Fund may fail to pursue its investment objective and strategies. There is no assurance that trading strategies of a Private Fund or Sub-Fund Manager will produce profitable results and the past performance of a Private Fund or Sub-Fund Manager is not indicative of future performance results. A Private Fund or Sub-Fund Manager’s strategies may change and they may not use the same trading method in the future that was used to compile performance histories. Private Fund and Sub-Fund Managers make investment decisions independent of each other. Private Funds and Sub-Funds may thus compete with each other from time to time for the same positions in the markets. The Fund may be exposed to the same investment through different Private Funds (and the Sub-Funds in which they invest, if any) causing the Fund to be subject to greater Market Risk and potentially greater market losses. Conversely, a Private Fund or Sub-Fund may implement opposite positions in the same security as held by other Private Funds or Sub-Funds which, from the Fund’s perspective, would result in indirect transaction costs without the possibility for profits.

Custody Risk. A Private Fund or Sub-Fund may not be required to, or may not custody, assets consistent with the requirements of the 1940 Act and therefore such assets are more likely at risk to fraud and loss of assets due to the bankruptcy of financial institutions utilized to hold the Private Fund’s or Sub-Fund’s assets.

Foreign Organization Risk. The Fund invests in Private Funds organized outside of the U.S. and these Private Funds may operate under regulatory infrastructures that are less stringent than those governing domestic investment funds organized in the U.S. See also “Private Funds Risk – Foreign Investment Risk” below.

Limited Voting Rights Risk – If the Fund purchases non-voting securities of a Private Fund or waives its right to vote its securities, it will not be able to vote on matters that require investor approval including matters that could adversely affect the Fund’s investment in the Private Fund.

Non-Diversification Risk – The Fund is non-diversified and the Fund’s investment in the securities of a limited number of issuers exposes the Fund to greater market risk and potentially greater market losses than if its investments were diversified in securities issued by a greater number of issuers.

Liquidity Risk – An investment in the Fund is highly illiquid and is not suitable for an investor if the investor needs access to the money it invests. A Unitholder may not have access to the money it invests for an indefinite period of time and does not have the right to require the Fund to redeem or repurchase its Units and Units are subject to substantial restrictions on transferability. A Unitholder should not expect to be able to sell its Units regardless of how the Fund performs. There is currently no market for Units, and it is not contemplated that one will develop.

Cybersecurity Risk. The Fund may suffer an intentional cybersecurity breach such as: unauthorized access to systems, networks, or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws). A cybersecurity breach could result in the loss or theft of customer data or funds, the inability to access electronic systems (“denial of services”), loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, or other service providers to incur regulatory penalties, reputational damage, additional compliance costs, or financial loss.

Counterparty Risk – The Fund may incur a loss if the other party to an investment contract, such as a repurchase agreement, fails to fulfill the terms of the agreement/contract.

Conflicts of Interest Risk – The investment activities of the Adviser or a Sub-Adviser and their affiliates for their own accounts and for other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund (i.e., an Adviser or Sub-Adviser allocates an investment opportunity to a client other than the Fund). Whether or not an Adviser or a Sub-Adviser client, including the Fund makes a specific investment is dependent upon the client’s individual circumstances including its investment policies and objective, risk profile, available cash for investment and overall portfolio composition. It is the policy of the Adviser and each of the Sub-Advisers to act in the best interests of each client and to treat each client fairly and equitably in the allocation of investment opportunities. The Adviser and each Sub-Adviser have adopted policies and procedures to help ensure that each client investment is made consistent with the client’s best interests and that all investment opportunities are subject to fair and equitable allocation.

Options Risk. The purchaser of a put option runs the risk of losing the purchaser’s entire investment, paid as the premium, if the option is not sold at a gain or cannot be exercised at a gain prior to expiration. A successful use of options on stock indices will be subject to the Adviser’s ability to predict correctly the movements in volatility and the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Money Market Risk – Changes in interest rates may reduce the value of a money market instrument. The value of a money market instrument may decline if an issuer defaults or if its credit quality deteriorates. A decline in the value of the Fund’s investments in money market instruments may reduce its investment return and performance.

Regulatory Risk – Changes in government regulations and tax laws may adversely affect the operations and value of the Fund and the entities in which it invests. If there are changes in the laws or regulations, so as to result in the inability of the Fund to operate as set forth in this Prospectus, there may be a substantial effect on Unitholders. For example, to the extent that changes occur in the direct or indirect regulation of Private Funds, Sub-Funds and/or Derivatives, including tax regulation applicable thereto, there may be materially adverse effects on the ability of the Fund, the Private Funds and Sub-Funds to pursue their investment objective or strategies. In addition, any change in regulatory guidance concerning applicable law could adversely affect the Fund. For example, the Fund is currently the only investor in what is essentially a share class of a Private Fund. The Fund believes that since it owns substantially less than 25% of the Private Fund as a whole (and it owns non-voting shares), it does not control the Private Fund and therefore is not prohibited by law from making such an investment. However, should a regulator look at the facts and come to a different conclusion, or issue guidance indicating that such an investment is prohibited, then the Fund would be forced to forgo the investment. The inability of the Fund, the Private Funds and Sub-Funds to effectively implement their respective investment objectives and strategies may adversely affect the performance of the Fund. The section entitled “Certain Tax Considerations” summarizes certain tax risks associated with an investment in the Fund.

Loss of Investment Risk – An investment in the Fund is subject to loss, including the possible loss of the entire amount invested.

MANAGEMENT

Board of Trustees, Investment Adviser and Sub-Advisers

The Board has overall management responsibility for the Fund. See “Board of Trustees” in the SAI for the names of and other information about the Trustees and officers of the Fund.

Financial Solutions, Inc., 320 South Boston, Suite 1130, Tulsa, Oklahoma 74103, serves as the investment adviser to the Fund. Established in 1984, the Adviser is an SEC-registered investment adviser that provides investment advisory services to private clients and institutions. The Fund is the first registered investment company to be managed by the Adviser. As of October 31, 2019, the Adviser had approximately $92 million in assets under management. The Adviser is wholly-owned and controlled by Gary W. Gould, the Portfolio Manager.

Meritage Capital, LLC, 500 West 2nd Street, Suite 1850, Austin, Texas 78701, is Sub-Adviser to the Fund, and is controlled by Brown Advisory Management, LLC. As of October 31, 2019, Meritage had approximately $1.03 billion in assets under management.

Pluscios Management, LLC, 1603 Orrington Avenue #750, Evanston, IL 60201 (“Pluscios”), has provided investment advisory services since 2006 and, as of October 31, 2019, had $309 million in assets under management. Prior to founding Pluscios in 2006, Ms. Constance T. Teska and Ms. Kelly A. Chesney were Managing Directors of JPMorgan Capital Management whose responsibilities included running its Chicago Hedge Fund Group (legacy Bank One). Ms. Teska and Ms. Chesney have combined over 60 years of capital markets and alternative investing experience.

Pursuant to the Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser provides portfolio management services to the Fund, subject to the general supervision of the Board, for a management fee calculated at an annual rate equal to 1.11% of the Fund’s average annual monthly net assets (i.e., the average of the Fund’s net assets calculated as of the last Business Day of each month of the Fund’s fiscal year).

The Adviser supervises each Sub-Adviser and provides a Principal Executive Officer to the Fund. The Fund pays all expenses, other than those agreed to be paid by the Adviser, including but not limited to printing and postage charges, securities registration and custodian fees, and expenses incidental to its organization. The Adviser will pay all costs and expenses incurred in connection with the Fund’s organization and establishment and the costs incurred in connection with the initial offering of Units and does not intend to seek reimbursement of such costs and expenses from the Fund.

Each Sub-Adviser has full investment discretion and makes all investment determinations with respect to its Allocated Assets, subject to the general supervision of the Adviser and the Board.

For portfolio management services rendered to the Fund pursuant to the Meritage Sub-Advisory Agreement, the Adviser (and not the Fund) will pay to Meritage a fee calculated at an annual rate equal to 0.75% of the Fund’s average annual monthly net assets managed by Meritage (i.e., the average of the Fund’s net assets managed by Meritage as of the last Business Day of each month of the Fund’s fiscal year).

For portfolio management services rendered to the Fund pursuant to the Pluscios Sub-Advisory Agreement, the Adviser (and not the Fund) will pay to Pluscios a fee calculated at an annual rate equal to 0.87% of the Fund’s average annual monthly net assets managed by Pluscios (i.e., the average of Fund net assets managed by Pluscios as of the last Business Day of each month of the Fund’s fiscal year).

A discussion regarding the basis of the Board’s most recent approval of the Advisory Agreement, and the Sub-Advisory Agreements is included in the Fund’s semi-annual report to Unitholders for the period ended February 28, 2019.

Portfolio Manager

The Fund’s portfolio is managed by Gary W. Gould, who has served as Managing Principal of the Adviser for the past seventeen years. Mr. Gould has a B.S. in Finance from Oklahoma State University. Mr. Gould has over thirty years of investment advisory experience, which has included providing investment advisory services to Fortune 100 companies, Banking, Insurance, Endowments and Foundations and High Net Worth clients. Mr. Gould has managed Alpha exposure strategies since October 1, 1998. He has over twenty years of experience in analyzing and investing in hedge fund and hedge fund of funds strategies. In addition, Mr. Gould has nineteen years of experience utilizing financial futures to provide Beta exposure.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities issued by the Fund.

Administrator, Fund Accountant, Transfer Agent and Compliance Services

Ultimus Fund Solutions, LLC, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, provides certain administration, compliance, fund accounting and transfer agency services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer, Chief Compliance Officer and an Anti-Money Laundering Compliance Officer, as well as additional compliance support personnel. Pursuant to the Ultimus Services Agreement, the Fund pays Ultimus a bundled fee for administration, fund accounting and transfer agency services and a separate fee for supplying the Fund’s Chief Compliance Officer and related compliance services. The Fund also reimburses Ultimus for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund based on the average net assets for the prior month.

Distributor

The Fund continuously offers Units at an offering price equal to their then-current NAV. The Fund’s Units are distributed by the Distributor, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, at NAV. There is no sales charge for purchases of Units.

Pursuant to the Distribution Agreement among the Fund, the Adviser, and the Distributor, the Distributor: (1) agrees to act as agent of the Fund for the distribution of the Units, upon the terms contained in this Prospectus and at an offering price equal to their then current NAV; (2) shall use its best efforts to effect sales of Units but is not obligated to sell any certain number of Units, buy any Units or make a market in the Units; and (3) is responsible for reviewing the Fund’s proposed advertising and sales literature for compliance with applicable laws and regulations, and for filing with appropriate regulators those advertising materials and sales literature it believes are in compliance with such laws and regulations (the “Distribution Services”).

For these Distribution Services, the Adviser pays the Distributor, pursuant to the Distribution Agreement, an annual fee of $12,000 paid in monthly installments plus reasonable out-of-pocket expenses incurred by the Distributor in connection with providing these services. The maximum amount of compensation to be paid to the Distributor by the Adviser, including the reimbursement of out-of-pocket expenses, shall not exceed 2.5% of the total gross offering proceeds of the Fund.

Neither the Fund, the Adviser nor the Distributor will engage financial intermediaries for distribution services rendered to the Fund or administrative/shareholder services rendered to Unitholders who are clients of such financial intermediaries.

Under the Distribution Agreement, the Fund agrees to indemnify the Distributor and its control persons against certain liabilities including those that may arise out of or is alleged to arise out of or is based on matters to related to the Distribution Agreement, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of the Distribution Agreement, or from willful misfeasance, bad faith or gross negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under the Distribution Agreement, for all of which exceptions Distributor shall be liable to the Fund.

The Distributor is affiliated with Ultimus.

Custodian

MUFG Union Bank, N.A. is the custodian of the Fund. The Custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities and other investments bought and sold by the Fund. The Custodian’s principal place of business is at 350 California Street, 6th Floor, San Francisco, California 94104.

NET ASSET VALUE

The Fund will compute its NAV as of the last Business Day of each month and on such days as the Board may determine, typically no later than 45 Business Days after the last day of that month. In determining its NAV, the Fund will value its investments as of such month-end. The NAV of the Fund will equal the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses. It is expected that the assets of the Fund will consist primarily of the Fund’s interest in the Private Funds, the Beta Exposure and the Buffer Account. The NAV per Unit of the Fund will equal the NAV of the Fund divided by the number of outstanding Units. The Board has approved procedures pursuant to which the Fund’s Valuation Committee will value the Fund’s investments in Private Funds at fair value. As a general matter, the fair value of the Fund's interest in a Private Fund will represent the amount that the Fund could reasonably expect to receive from a Private Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Private Fund in accordance with the Private Fund's valuation policies and reported at the time that the Valuation Committee values the Private Fund. In the unlikely event that a Private Fund does not report a month-end value to the Fund on a timely basis, the Valuation Committee will determine the fair value of such Private Fund based on the most recent value reported by the Private Fund, as well any other relevant information available at the time that the committee considers the Private Fund’s valuation. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the date the Valuation Committee values a Private Fund.

Prior to investing in any Private Fund, the Adviser or the Sub-Adviser will conduct a due diligence review of the valuation methodology utilized by the Private Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser or the Sub-Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Board state that the Fund’s Valuation Committee will consider valuations of the Fund’s interest in a Private Fund provided by that fund as well as other relevant information available at the time of valuation to determine the fair value of the Private Fund, neither the Valuation Committee nor any agent of the Fund will be able to confirm independently the accuracy of valuations provided by the Private Funds (which are unaudited except for valuations provided as of the Private Fund’s fiscal year end).

The Valuation Committee may conclude in certain circumstances that the information provided by a Private Fund does not represent the fair value of the Fund's interests in the Private Fund. Although redemptions of interests in Private Funds are subject to advance notice requirements, Private Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Private Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Private Fund's governing documents, it would be necessary to effect a mandatory redemption. Following valuation procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Private Fund, the Fund will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with generally accepted accounting principles and industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Private Fund. In other cases, as when a Private Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Private Fund interests, the Fund may determine that it is appropriate to apply a discount to the NAV of the Private Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

The valuations reported by each Private Fund, upon which the Fund calculates its month-end NAV and NAV per Unit, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of each Private Fund are audited by those funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the NAV of the Fund, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Unitholders who had their Units repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations adversely affect the Fund's NAV, the outstanding Units will be adversely affected by prior repurchases to the benefit of Unitholders who had their Units repurchased at a NAV per Unit higher than the adjusted amount.

Conversely, any increases in the NAV per Unit resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Units and to the detriment of Unitholders who previously had their Units repurchased at a NAV per Unit lower than the adjusted amount. The same principles apply to the purchase of Units. New Unitholders may be affected in a similar way.

The valuation procedures approved by the Board provide that, where deemed appropriate by the Valuation Committee and consistent with the 1940 Act, investments in Private Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund's investment will be valued in a manner that the Valuation Committee, in accordance with the valuation procedures approved by the Board, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the valuation policies utilized by the Valuation Committee are fair to the Fund and consistent with applicable regulatory guidelines.

To the extent the Adviser or a Sub-Adviser invest the assets of the Fund in securities or other instruments that are not investments in Private Funds, the Fund will generally value such assets as described below. Securities traded on one or more securities exchanges and not subject to restrictions against resale in the market shall generally be valued at the last quoted sales price on the primary exchange on which the securities are traded. Securities not traded on any securities exchange for which over-the-counter market quotations are readily available shall be valued at the mean of the last bid and asked prices. Redeemable securities issued by a registered open-end investment company will be valued at the investment company's NAV per share. Debt securities may also be valued based on broker/dealer supplied quotations or pursuant to matrix pricing provided by a Board approved pricing service. Matrix pricing is a method of valuing securities by reference to the value of other securities with similar characteristics such as rating, interest rate and maturity. If market quotations are not readily available or deemed to be unreliable by the Adviser or a Sub-Adviser, securities and other assets will be valued at fair value by the Valuation Committee as determined in good faith in accordance with procedures approved by the Board.

In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser, the Sub-Advisers and/or the Board will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time that the determination of such values or exchange rates are made and the time that the NAV of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

Expenses of the Fund, including the Adviser's management fee, are accrued on a monthly basis on the day the NAV is calculated and taken into account for the purpose of determining the NAV. Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net assets if the judgments of the Valuation Committee, the Adviser, a Sub-Adviser or a Private Fund’s Manager should prove incorrect. Also, a Private Fund Manager will only provide determinations of the NAV of a Private Fund on a monthly basis, and therefore it will not be possible to determine the NAV of the Fund more frequently.

CERTAIN TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in Units. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following summary does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of Unitholders subject to special treatment under U.S. federal income tax laws, including Unitholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that Unitholders hold Units as capital assets (generally, property held for investment). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this Prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this summary. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service (“IRS”) regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local income tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

Tax matters summarized herein are very complicated and the tax consequences to a Unitholder will depend on the facts of its particular situation. Unitholders are encouraged to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Tax reform legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes significant changes to the U.S. federal income tax rules for individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The application of certain provisions of the Tax Act is uncertain, and the changes in the Tax Act may have indirect effects on the Fund, its investments and its shareholders that cannot be predicted. In addition, legislative, regulatory or administration changes could be enacted or promulgated at any time, either prospectively or with retroactive effect. Prospective shareholders should consult their tax advisors regarding the implications of the Tax Act on their investment in the Fund.

Specifically, the following changes made by the Tax Act affect possible investments by the Fund and the taxation of prospective unitholders. First, the Tax Act reduces the dividend received deduction percentage from 70% to 50% for ordinary dividends paid to corporate Unitholders. Thus, a greater percentage of the ordinary dividend paid by the Fund to the corporate Unitholder will be subject to income tax. Second, the Tax Act repeals the alternative minimum tax (“AMT”) for corporate Unitholders and reduces the number of non-corporate Unitholders subject to AMT. Third, the Tax Act repealed the deduction of investment management fees as miscellaneous itemized deductions. A RIC may deduct these expenses when determining the amount available to be distributed to a Unitholder. Thus, a Unitholder may receive better tax treatment with regard to these expenses than an investor who directly invests in the same investments.

A “U.S. Unitholder” is a beneficial owner of Units that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	a trust, if a court within the U.S. has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Unitholder” is a beneficial owner of Units that is not a U.S. Unitholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a prospective Unitholder is a partnership, a partner of such a partnership should consult its tax advisers with respect to the purchase, ownership and disposition of Units.

Election to be Taxed as a RIC

The Fund has elected to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to Unitholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (that are described below). In addition, the Fund must distribute to Unitholders, for each taxable year, an amount equal to at least 90% of the Fund’s “investment company taxable income,” which is generally its ordinary income plus the excess of realized net short-term capital gain over realized net long-term capital loss, reduced by deductible expenses, referred to herein as the “Annual Distribution Requirement.”

Taxation as a RIC

If the Fund:

•	qualifies as a RIC; and

•	satisfies the Annual Distribution Requirement;

then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, realized net long-term capital gain in excess of realized net short-term capital loss) distributed to Unitholders. The Fund will be subject to U.S. federal income tax at regular corporate rates on any income or capital gain not distributed (or deemed distributed) to Unitholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of: (1) 98% of the Fund’s ordinary income for each calendar year; (2) 98.2% of the Fund’s capital gain net income for the one-year period generally ending October 31 in that calendar year; and (3) any income realized, but not distributed, in preceding years, which is referred to as the “Excise Tax Avoidance Requirement.” The Fund currently intends to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirement.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income (including but not limited to, gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock, securities or currencies, which the Fund refers to as the “90% Income Test;” and

•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

-	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer; and

-	no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or the securities of one or more qualified publicly traded partnerships which the Fund refers to as the “Diversification Tests.”

To facilitate compliance with the RIC tax requirements, the Fund intends to invest substantially all of the Alpha Engine in “passive foreign investment companies” or “PFICs.” A PFIC is an offshore investment fund that is treated as a corporation for U.S. tax purposes. Subchapter M of the Code does not require the Fund to look through to the underlying investments held in the portfolios of PFICs in order to determine compliance with RIC tax requirements. Investments in PFICs may involve costs, including withholding taxes, that the Fund would not incur if it invested in U.S. domestic investment funds. Also, the “Foreign Account Tax Compliance Act” (“FATCA”) incorporated into the Code generally will require a PFIC to register with the IRS and agree to identify certain of its direct and indirect U.S. account holders in order to avoid a U.S. withholding tax of 30% on certain payments (including payments of gross proceeds) made with respect to actual and deemed U.S. investments.

The Fund may also be required to recognize taxable income from PFIC investments in circumstances in which the Fund does not receive cash. Specifically, the Fund intends to elect to mark-to-market at the end of each taxable year its interests in Private Funds that are classified as PFICs for U.S. federal income tax purposes. As a result of the “mark-to-market election”, at the end of each taxable year the Fund would recognize as ordinary income any increase in the value of such interests, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Because any mark-to-market income will be included in investment company taxable income for each taxable year, the Fund may be required to make a distribution to Unitholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement, even though the Fund will not have received any corresponding cash amount.

If the Fund borrows money, the Fund may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on the Fund’s payment of dividends may prevent the Fund from meeting the Annual Distribution Requirement, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC, or subject the Fund to the 4% excise tax.

The Fund is permitted under the 1940 Act (and is expected) to borrow funds and to sell assets in order to satisfy distribution requirements. However the Fund, under the 1940 Act, is not permitted to make distributions to Unitholders while its debt obligations and senior securities are outstanding unless certain asset coverage tests are met. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by: (1) the illiquid nature of its portfolio; and (2) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests.

If the Fund disposes of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

If the Fund fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether the Fund makes any distributions to Unitholders. In that case, all of the Fund’s income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to Unitholders. In contrast, assuming the Fund qualifies as a RIC, its corporate-level U.S. federal income tax should be substantially reduced or eliminated.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

Taxation of U.S. Unitholders

Distributions by the Fund generally are taxable to U.S. Unitholders as ordinary income or long-term capital gain. Distributions of the Fund’s “investment company taxable income” (which is, generally, ordinary income plus realized net short-term capital gain in excess of realized net long-term capital loss, reduced by deductible expenses) will be taxable as ordinary income to U.S. Unitholders to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Units. Because the Fund will invest mostly in PFICs, it is anticipated that distributions of the Fund’s “investment company taxable income” will not be eligible for the dividends received deduction allowed to corporate Unitholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions of the Fund’s net capital gain (which is generally the Fund’s realized net long-term capital gain in excess of realized net short-term capital loss) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Unitholder as long-term capital gains, currently subject to reduced rates of U.S. federal income tax in the case of non-corporate U.S. Unitholders, regardless of the U.S. Unitholder’s holding period for its Units and regardless of whether paid in cash or reinvested in additional Units. However, due to the Fund’s principal investment strategy focusing on investments in PFICs, most of the Fund’s income is expected to be ordinary income, and therefore most distributions are not expected to be designated as “capital gain dividends” eligible for the reduced rate of tax. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Unitholder’s adjusted tax basis in such Unitholder’s Units and, after the adjusted basis is reduced to zero, will constitute capital gain from the sale of Units to such U.S. Unitholder.

Income from the Fund may also be subject to a 3.8% Medicare tax. The Medicare tax applies to individuals who have net investment income and adjusted gross income in excess of certain income thresholds set forth in the Code. The Medicare tax also applies to trusts and estates that have undistributed net investment income and adjusted gross income that would be subject to the maximum income tax rate for an estate or trust.

For purposes of determining whether the Annual Distribution Requirement is satisfied for any year and the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Unitholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Unitholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Unitholders on December 31 of the year in which the dividend was declared. Unitholders who receive distributions in the form of Units will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions. Dividends and other taxable distributions are taxable to Unitholders even though they are reinvested in additional Units.

Pursuant to the Fund’s “opt out” dividend reinvestment plan, when the Fund declares a dividend, each Unitholder that has not made a Distribution Election will automatically have their dividends reinvested in additional Units. To the extent Unitholders make a Distribution Election, the Fund may pay any or all such dividends in a combination of cash and Units. Depending on the circumstances of the Unitholder, the tax on the distribution may exceed the amount of the distribution received in cash, if any, in which case such Unitholder would have to pay the tax using cash from other sources. A Unitholder that receives Units pursuant to a distribution generally has a tax basis in such Units equal to the amount of cash that would have been received instead of Units as described above, and a holding period in such Units that begins on the Business Day following the payment date for the distribution.

A U.S. Unitholder generally will recognize taxable gain or loss if the U.S. Unitholder sells or otherwise disposes of its Units. Such Unitholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Units sold or otherwise disposed of. Upon such disposition of such Unitholder’s Units, the Fund will report the gross proceeds and cost basis to such Unitholder and the IRS. For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless such Unitholder instructs the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification. The cost basis method elected by the Unitholder (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units. If a Unitholder holds its Units through a broker (or other nominee), such Unitholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for its account. Unitholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to them.

Any gain arising from a sale or disposition generally will be treated as long-term capital gain or loss if the Unitholder has held its Units for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Units held for six (6) months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Units. In addition, all or a portion of any loss recognized upon a disposition of Units may be disallowed if other Units are purchased (whether through reinvestment of distributions or otherwise) within 30 calendar days before or after the disposition.

In general, non-corporate U.S. Unitholders currently are subject to reduced rates of U.S. federal income tax on their net capital gain (generally, the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in Units). Such rate currently is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Unitholders currently are subject to U.S. federal income tax on net capital gain at same rates that apply to ordinary income; provided, however, that the maximum rate applicable to capital gains is 21%. Non-corporate U.S. Unitholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. Unitholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Unitholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

The Fund will send to each U.S. Unitholder, as promptly as possible after the end of each calendar year, but in no event later than the Fund’s distribution of Form 1099, a notice detailing, on a per Unit and per distribution basis, the amounts includible in such U.S. Unitholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Unitholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at the rate set forth in Section 3406 of the Code, from all taxable distributions to any non-corporate U.S. Unitholder: (1) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Unitholder is exempt from backup withholding; or (2) with respect to whom the IRS notifies the Fund that such Unitholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Unitholder’s U.S. federal income tax liability and may entitle such Unitholder to a refund; provided that proper information is timely provided to the IRS.

Taxation of U.S. Tax-Exempt Unitholders (Acquisition Indebtedness)

U.S. tax-exempt entities, including, but not limited to, ERISA Plans and IRAs, are generally subject to federal income tax on unrelated business taxable income or UBTI. UBTI includes “unrelated debt-financed income,” which generally consists of (i) income derived by an exempt organization (directly or indirectly through an interest in another entity) from income-producing property with respect to which there is “acquisition indebtedness” (as defined in the Code) at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or indirectly through an interest in another entity) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition.

Generally, distributions by the Fund, like distributions by a corporation, will not be taxable to U.S. tax exempt Unitholders even if such dividends are attributable to UBTI.

A portion of the dividends and capital gains distributed by the Fund to a U.S. tax-exempt Unitholder and attributable to UBTI would, however, be subject to federal income tax if the tax-exempt Unitholder borrowed money to acquire its investment in the Fund. Moreover, a U.S. tax-exempt Unitholder will recognize UBTI from the sale of some or all of its interest in the Fund if the Unitholder has outstanding “acquisition indebtedness” at any time during the twelve month period ending with the date of the sale.

Taxation of Non-U.S. Unitholders

Whether an investment in Units is appropriate for a Non-U.S. Unitholder will depend upon that person’s particular circumstances. An investment in Units by a Non-U.S. Unitholder may have material and adverse tax consequences. Non-U.S. Unitholders should consult their tax advisers before investing in Units.

Distributions of the Fund’s “investment company taxable income” to Non-U.S. Unitholders, subject to the discussion below, will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Unitholder, and, if an income tax treaty applies, are attributable to a permanent establishment in the U.S. of the Non-U.S. Unitholder, in which case the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, the Fund will not be required to withhold federal tax if the Non-U.S. Unitholder complies with applicable certification and disclosure requirements. Special certification requirements apply to certain foreign entities, including foreign trusts and foreign partnerships, and Non-U.S. Unitholders are urged to consult their tax advisers in this regard.

Actual or deemed distributions by the Fund of capital gain dividends to a Non-U.S. Unitholder and gain realized by a Non-U.S. Unitholder upon the sale of Units will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax (a) unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Unitholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Unitholder in the U.S. or (b) the Non-U.S. Unitholder is an individual, has been present in the U.S. for 183 calendar days or more during the taxable year, and certain other conditions are satisfied.

If the Fund distributes its net capital gain, if any, in the form of deemed rather than actual distributions (which the Fund may do in the future), a Non-U.S. Unitholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Non-U.S. Unitholder’s allocable share of the tax the Fund pays on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. Unitholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Unitholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. Unitholder, distributions (both actual and deemed), and gains realized upon the sale of the Fund’s common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable income tax treaty). Accordingly, investment in Units may not be appropriate for certain Non-U.S. Unitholders.

A Non-U.S. Unitholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Unitholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Unitholder or otherwise establishes an exemption from backup withholding.

FATCA will generally impose a U.S. withholding tax of 30% on payments to certain foreign entities of U.S.-source dividends and the gross proceeds from dispositions of shares that produces U.S.-source dividends, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. To avoid withholding under these provisions, certain Non-U.S. Unitholders may need to enter into information-sharing agreements with the IRS in which they agree to identify and report information to the IRS each year on their U.S. accounts and withhold on “passthrough payments” to certain accountholders or owners who do not provide information or comply with the FATCA requirements. Non-U.S. Unitholders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and sale or disposition of Units.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Units.

Failure to Qualify as a RIC

If the Fund were unable to qualify for treatment as a RIC, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate rates. The Fund would not be able to deduct distributions to Unitholders, nor would they be required to be made. Distributions would generally be taxable to non-corporate Unitholders as ordinary dividend income eligible for the reduced rates of U.S. federal income tax to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. Unitholders would be eligible for the dividends received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Unitholder’s tax basis, and any remaining distributions would be treated as a capital gain. If the Fund were to fail to meet the RIC requirements in its first taxable year or, with respect to later years, for more than two consecutive years, and then to seek to re-qualify as a RIC, the Fund would be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding ten year period.

CERTAIN ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to assets of an ERISA Plan, or a plan or other arrangement such as an IRA or Keogh plan subject to Section 4975 of the Code (together with ERISA Plans, “Plans”) should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Fund.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to a Plan, including the duty of prudence, the suitable allocation of assets within and across different asset classes, the avoidance of prohibited transactions and other standards. In determining whether a particular investment is appropriate for a Plan, a fiduciary of a Plan must comply with rules adopted by the DOL, which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of a Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition to determine whether the Plan’s assets are suitably allocated within and across different asset classes, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives; and (5) consider limitations imposed by ERISA on the fiduciary’s ability to delegate fiduciary responsibilities to other parties.

Before investing the assets of a Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its Plan, and whether the assets of the Plan would be suitably allocated within and across different asset classes if the investment is made. If a fiduciary of a Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Regulations promulgated by the DOL provide that, because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. As a result: (1) neither the managers of Sub-Funds, Private Fund Managers, the Adviser or the Sub-Advisers will be fiduciaries with respect to those Plans within the meaning of ERISA, such that these parties will not be subject to ERISA’s fiduciary standards described above in their activities; and (2) transactions involving the assets and investments of the Fund, the Alpha Engine, Buffer Account, and the Beta Exposure will not be subject to the provisions of ERISA or Section 4975 of the Code, which might otherwise constrain the management of these entities.

The Fund will require any Plan proposing to invest in the Fund to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective Plan investors may currently maintain relationships with the Adviser or the Sub-Advisers or with other entities that are affiliated with the Adviser or the Sub-Advisers. Each of the Adviser or the Sub-Adviser and their affiliates may be deemed to be a party in interest or disqualified person (as defined in ERISA and the Code, respectively) to and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it, or certain third parties in which the fiduciary has an interest, would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. Prior to a Plan’s investment in the Fund, each fiduciary of the Plan that is responsible for the Plan’s investments (each a “Fiduciary”) will be required to execute a subscription agreement on behalf of the Plan and to personally represent that: (A) each Fiduciary is a “fiduciary” of such Plan within the meaning of Section 4975(e)(3) of the Code or other comparable non-ERISA laws and such person is authorized to execute the subscription agreement on behalf of the Plan; (B) each Fiduciary responsible for the Plan’s investments has executed the subscription agreement; (C) each Fiduciary is: (1) responsible for the decision to invest in the Fund; and (2) qualified to make such investment decision; (D) the decision to invest the Plan’s assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and other applicable laws; (E) the purchase of the Unit(s) by the Plan will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code; and (F) unless otherwise indicated in writing to the Fund, the Plan is not a participant-directed defined contribution plan.

The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained in this prospectus, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Units.

DISTRIBUTIONS

The Fund intends to make an Annual Distribution to each Unitholder as of the last Business Day of each calendar year. The amount of Annual Distributions, if any, is uncertain. The Fund may pay the Annual Distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds. Annual Distributions will be made pro rata based on the number of Units held by such Unitholder and will be net of Fund expenses. For U.S. federal tax purposes, the Fund is required to distribute substantially all of its net investment income for each calendar year. All net realized capital gains, if any, are distributed at least annually to holders of Units.

Unless a Unitholder elects to receive an Annual Distribution in the form of cash, all Annual Distributions are reinvested in full and fractional Units at the NAV per Unit next determined on the payable date of such Annual Distributions. A Unitholder may elect to receive an Annual Distribution in the form of cash by submitting a written request to the Fund no later than 90 days prior to the payable date of such Annual Distribution. Any such cash payment will be made by check, ACH or wire as soon as practicable after the last calendar day of the calendar year in which the Annual Distribution is declared. The Fund is not responsible for any failure of a payment to reach a Unitholder. The automatic reinvestment of Annual Distributions does not relieve Unitholders of any U.S. federal income tax that may be payable (or required to be withheld) on such Annual Distributions. See “Certain Tax Considerations” above.

Questions regarding the Fund’s “opt out” dividend reinvestment plan should be directed to the Fund’s transfer agent at 1-877-379-7380 or by mail as follows:

Regular Mail:	Overnight Delivery:

FSI Low Beta Absolute Return Fund	FSI Low Beta Absolute Return Fund
PO Box 46707	c/o Ultimus Fund Solutions, LLC
Cincinnati, OH 45246	225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

THE OFFERING

The Fund is a continuously offered, non-diversified, closed-end management investment company that was organized as a Delaware statutory trust on August 3, 2011 and renamed the FSI Low Beta Absolute Return Fund on September 13, 2012. The Fund’s Declaration of Trust provides that each Unitholder shall be deemed to have agreed to be bound by the terms thereof. The Declaration of Trust may be amended by a vote of the Trustees. The vote of the Unitholders is required for an amendment to the Trust Instrument if: (i) the approval of such amendment by the Unitholders is required by law; (ii) the amendment is submitted to the Unitholders for approval by the Trustees; (iii) the amendment affects the voting rights of the Unitholders; or (iii) the amendment is to the section of the Trust Instrument describing the process for amending the Trust Instrument.

The Units are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the Units.

Subscription Terms

Units are available for purchase directly from the Fund.

Units will be sold at the then-current NAV per Unit as of the first Business Day of each calendar month, except that Units may be offered more or less frequently as determined by the Board in its sole discretion.

The Board may discontinue accepting subscriptions at any time. All subscriptions are subject to the receipt of cleared funds prior to the applicable subscription date in the full amount of the subscription. Although the Fund may accept, in its sole discretion, a subscription prior to receipt of cleared funds, a prospective Unitholder may not become a Unitholder until cleared funds have been received, and the prospective Unitholder is not entitled to interest or performance returns until accepted as a Unitholder. The Fund must receive a completed subscription agreement and other subscription documents, as well as payment for Units, at least five (5) Business Days before the applicable subscription date. The Fund reserves the right to reject any subscription for Units and the Adviser may, in its sole discretion, suspend subscriptions for Units at any time and from time to time.

Investment Minimums

The minimum initial investment in the Fund from each Unitholder is $50,000 and the minimum additional investment in the Fund is $5,000. The Fund may reduce the minimum initial investment amount with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Fund, the Adviser or their affiliates). The Fund may accept investments for a lesser amount under certain circumstances, including where a Unitholder has significant assets under the management of the Adviser or an affiliate, in the case of regular follow-on investments, and other special circumstances that may arise (with no specified minimum).

Initial and Additional Investments

Except as otherwise permitted by the Fund, initial and any additional investments in the Fund by any Unitholder must be made by check or wire transfer. All checks must be payable in U.S. dollars and drawn on U.S. financial institutions. The Fund does not accept purchases made by cash or cash equivalents (for instance, you may not pay by credit card check, money order, cashier's check, bank draft or traveler's check), starter check, or checks with more than one endorsement (unless the check is payable to one account holder and endorsed to the Fund). All investments must be transmitted in the manner that is specified in the subscription documents of the Fund. Initial and any additional investments in the Fund will be payable in one installment. Although the Fund may, in its discretion, accept securities as payment for Units, the Fund does not currently intend to accept securities as payment for Units. If the Fund chooses to accept securities, the securities would be valued in the same manner as the Fund values its other assets.

Each potential Unitholder must represent and warrant in a subscription agreement, among other things, that the Unitholder is an Eligible Investor and should consult with his, her, or its own attorney, accountant or investment adviser with respect to the terms of the subscription agreement.

Investor Eligibility

Each investor will be required to represent that he, she or it is acquiring Units directly or indirectly for the account of an Eligible Investor, which includes persons who meet one of the following tests:

•	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

•	Any natural person whose individual net worth or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000. The following shall be excluded from the calculation of net worth: (i) the value of such person’s primary residence; and (ii) any indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Units (except that if the amount of such indebtedness outstanding at the time of the sale of Units exceeds the amount outstanding 60 days before such time other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability). However, indebtedness that is secured by the investor's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Units shall be included as a liability;

•	Any employee benefit plan within the meaning of ERISA, and: (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (ii) the employee benefit plan has total assets in excess of $5,000,000; or (iii) if a self-directed plan, the investment decisions are made solely by persons that qualify under any other eligibility category set forth herein;

•	A trust (i) with total assets in excess of $5,000,000, (ii) that was not formed for the purpose of investing in the Fund and (iii) the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•	A Trustee or executive officer of the Fund;

•	An entity with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund and that is one of the following: (i) a corporation; (ii) a partnership; (iii) a limited liability company; (iv) an organization described in Section 501(c)(3) of the Code; or (v) a Delaware or similar statutory trust;

•	Any “bank” as defined in Section 3(a)(2) of the 1933 Act or any “savings and loan association” or other “association” as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity;

•	A broker or dealer registered with the SEC under the 1934 Act;

•	An investment company registered under the 1940 Act;

•	A “business development company” within the meaning of Section 2(a)(48) of the 1940 Act;

•	An insurance company as defined in Section 2(a)(13) of the 1933 Act;

•	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000;

•	Any private business development company as defined in section 202(a)(22) of the Advisers Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended; or

•	An entity in which all of the equity owners meet one or more of the qualifications set forth above.

After an initial purchase, existing Unitholders subscribing for additional Units will be required to verify their status as Eligible Investors at the time of each additional subscription. The qualifications required to invest in the Fund will appear in the subscription agreement that must be completed by each prospective Unitholder.

USE OF PROCEEDS

The proceeds from each sale of Units, net of the Fund’s fees and expenses, are invested in accordance with the investment objective and policies of the Fund. The Fund expects such proceeds to be fully invested within three months of receipt. The investment of such proceeds may be delayed if suitable investments are unavailable at the time or for other reasons. As a result, the proceeds may be invested in cash, cash equivalents, high-quality debt instruments or other securities pending their investment in Private Funds or Beta Exposure. Such other investments may be less advantageous and, as a result, the Fund may not achieve its investment objective with respect to those assets.

REPURCHASES AND TRANSFERS OF UNITS

No Right of Redemption

There is no public market for Units and none is expected to develop. Units are generally not freely transferable and liquidity will normally be provided only through limited repurchase offers that may be made from time to time by the Fund. No Unitholder will have the right to require the Fund to redeem the Units or portion thereof and, therefore, may not have access to monies invested in the Fund for an indefinite period of time. A Unitholder should not expect to be able to sell its Units regardless of how the Fund performs. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Units.

Repurchases of Units

Units repurchased less than one year following the date of their purchase will be subject to an early repurchase charge of 2.00% (of repurchase proceeds) paid to the Fund.

Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion and generally will be offers to repurchase an aggregate specified dollar amount of outstanding Units or a specific number of Units. Any such offer will be made only on terms that the Board determines to be fair to the Fund and to all Unitholders or persons holding Units acquired from Unitholders. When the Board determines that the Fund will repurchase Units or portions thereof, notice will be provided to each Unitholder describing the terms thereof, and containing information Unitholders should consider in deciding whether and how to participate in such repurchase opportunity. The Board convenes quarterly to consider whether or not to authorize a tender offer. The Board expects that tender offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a valuation date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such calendar quarter).

The Board will consider the following factors, among others, in making its determination:

•	the recommendation of any investment adviser;

•	whether any Unitholders have requested to tender Units or portions thereof to the Fund;

•	the liquidity of the Fund’s assets (including fees and costs associated with withdrawing from investments);

•	the investment plans and working capital requirements of the Fund;

•	the relative economies of scale with respect to the size of the Fund;

•	the history of the Fund in repurchasing Units or portions thereof;

•	the availability of information as to the value of the Fund’s assets;

•	the economic condition of the securities markets and the economy generally as well as political, national or international developments or current affairs; and

•	the anticipated tax consequences to the Fund of any proposed repurchases of Units or portions thereof.

Units will be repurchased at their NAV. Due to liquidity constraints associated with the Fund’s investments in a Private Fund and a Private Fund’s investments in Sub-Funds, it is presently expected that, under the procedures applicable to the repurchase of Units, Units will be valued for purposes of determining their repurchase price as of a quarter end (“Valuation Date”). The Fund’s assets consist primarily of interests in the Private Funds and the Beta Exposure. Generally, in order to finance the repurchase of Units pursuant to the repurchase offers, the Fund may liquidate all or a portion of its interest in a Private Fund and adjust the Beta Exposure. Because interests in a Private Fund are generally not transferable, the Fund may withdraw a portion of its interest in a Private Fund only pursuant to the redemption terms of that Private Fund which may include a redemption gate. The Fund may decide not to make a repurchase offer larger than the sum of the amount available for redemption from the Private Funds in which it holds an interest. The Fund may also borrow money in order to finance the repurchase of Units.

In order to permit the Fund to finance the repurchase of Units through a liquidation of all or a portion of its interest in a Private Fund, the Repurchase Offer will terminate, and the Unitholders must tender the Units they wish to sell in the repurchase offer, at least 90 days prior to the Valuation Date (“Repurchase Offer Acceptance Deadline”). If the Fund borrows money to finance a repurchase of Units, the Repurchase Offer Acceptance Deadline may be less than 90 days prior to the Valuation Date. The Repurchase Acceptance Deadline will be specified in the notice describing the terms of the applicable repurchase offer. A repurchase offer shall terminate on the designated Repurchase Offer Acceptance Deadline and any tender of Units received from a Unitholder after that date shall be void.

Unitholders who tender Units in a repurchase offer may not have all of the tendered Units repurchased by the Fund. If over-subscriptions occur, the Fund may elect to repurchase less than the full amount that a Unitholder requests to be repurchased. If a repurchase offer is oversubscribed, the Fund generally will repurchase only a pro rata portion of the amount tendered by each Unitholder. If all of a Unitholder’s Units are repurchased, that Unitholder will cease to be a Unitholder.

Promptly after the Repurchase Offer Acceptance Deadline, each Unitholder whose Units have been accepted for purchase by the Fund in a repurchase offer shall receive cash, or a non-interest bearing, non-transferable promissory note issued by the Fund entitling such Unitholder to be paid, in an amount equal to 100% of the unaudited NAV of such Unitholder’s repurchased Units, determined as of the Valuation Date. The promissory note, and not cash, will be the only consideration paid promptly after the Valuation Date in connection with repurchase offers structured such that the Repurchase Offer Acceptance Deadline is at least 90 days prior to the Valuation Date. The promissory note will entitle the Unitholder to be paid within 90 calendar days after the Valuation Date, or if the Fund has requested withdrawal of its capital from any Private Funds to fund the repurchase of Units, ten (10) Fund Business Days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

All repurchases of Units will be subject to any and all conditions as the Board may impose in its sole discretion.

Unitholders will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of Units as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date that Unitholders must tender Units and the date they can expect to receive payment for their Units from the Fund.

The maximum number of Units that will be repurchased by the Fund during any repurchase offer generally is not expected to have a value that exceeds 25% of the Fund’s aggregate NAV on the applicable Valuation Date.

As set forth above, when Units are repurchased by the Fund, Unitholders will generally receive cash distributions equal to the value of the Units repurchased. However, at the sole discretion of the Board, the proceeds of repurchases of Units may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Units that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Unitholders not tendering Units for repurchase. Such investments so distributed may consist of illiquid securities held directly by the Fund, interests in Private Funds or portfolio securities held by Private Funds that were distributed to the Fund in-kind. Such investments will not be readily marketable or saleable and may have to be held by such holders for an indefinite period of time. As a result, an investment in the Fund is suitable only for sophisticated investors. Any such in-kind distributions will not materially prejudice the interests of remaining Unitholders. See “Principal Risks” above.” Repurchases will be effective after receipt of all eligible written tenders of Units from Unitholders and acceptance by the Fund.

Because the Fund expects to determine its NAV as of the last Business Day of each month, typically no later than 45 Business Days after the last day of that month, Unitholders may not be able to obtain current information regarding the value of Units when making their decision as to whether to tender Units for repurchase.

The repurchase of a Unitholder’s Units by the Fund will generally be a taxable event for the Unitholder. Gain or loss will be equal to the difference between the amount received by the Unitholder and the Unitholder’s tax basis in the Units.

The Fund believes that repurchase offers generally will be beneficial to the Fund’s Unitholders, and typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased Units may require the Fund to liquidate portfolio holdings earlier than the Adviser or a Sub-Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Units. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Unitholders who do not tender their Units in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling Fund investments, the Fund may hold a larger proportion of its total assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Repurchase of the Fund’s Units will tend to reduce the amount of outstanding Units and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets will tend to increase the Fund’s expense ratio.

Prior to the Repurchase Offer Acceptance Deadline, the Fund may cancel an offer to repurchase Units, amend the offer or postpone the acceptance of tenders made pursuant to the offer if: (i) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Units tendered pursuant to the offer; (ii) there is, in the judgment of the Board any: (a) legal action or proceeding instituted or threatened challenging the offer or otherwise materially adversely affecting the Fund; (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the U.S. that is material to the Fund; (c) limitation imposed by federal or state authorities on the extension of credit by lending institutions; (d) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (e) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the U.S. that is material to the Fund; (f) material change in the NAV of the Fund from the NAV of the Fund as of commencement of the offer; or (g) other event or condition that would have a material adverse effect on the Fund or its investors if Units tendered pursuant to the offer were purchased; or (iii) the Board determines that it is not in the best interest of the Fund to purchase Units pursuant to the offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the offer or to postpone acceptance of tenders pursuant to the offer.

The Board may impose other conditions on repurchases of Units. Repurchases of Units by the Fund are subject to SEC rules governing issuer self-repurchase offers and will be made only in accordance with these rules. The Fund believes that the repurchase procedures described above comply with these requirements. However, if modification of the Fund’s repurchase procedures is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures designed to provide Unitholders substantially the same liquidity for Units as would be available under the procedures described above.

Mandatory Repurchase by the Fund

The Declaration of Trust of the Fund provides that the Fund may repurchase Units of a Unitholder or any person acquiring Units from or through a Unitholder if:

•	the Units have been transferred in violation of the Declaration of Trust, or the Units have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Unitholder;

•	ownership of the Units by a Unitholder or other person is likely to cause the Fund to be in violation of, or require registration of any Units under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•	continued ownership of the Units may be harmful or injurious to the business or reputation of the Fund, the Board, the Adviser, a Sub-Adviser or any of their affiliated persons, or may subject the Fund or any of the Unitholders to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Unitholder or other person in connection with the acquisition of the Units was not true when made or has ceased to be true;

•	with respect to a Unitholder subject to special regulatory or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations, the Fund will likely be subject to additional regulatory or compliance requirements by virtue of such Unitholder continuing to hold Units;

•	a Unitholder owns less than 100 Units; or

•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Units.

Transfer Restrictions

The Units are subject to substantial restrictions on transferability.

Any Units held by a Unitholder may be transferred only: (1) by operation of law pursuant to the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Unitholder; or (2) under certain limited instances set out in the Declaration of Trust, with the consent of the Board (which may be withheld in the Board’s sole and absolute discretion). If a Unitholder transfers Units with the approval of the Board, the Board will promptly take all necessary actions so that each transferee or successor to whom or to which the Units are transferred is admitted to the Fund as a Unitholder.

No transfer will be permitted unless the Fund consults with its counsel and counsel confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. Notwithstanding a finding that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally may not consent to a transfer of a Unit (or portion of a Unit) unless the following conditions are met: (1) the transferring Unitholder has been a Unitholder for at least six months; (2) the proposed transfer is to be made on the Valuation Date of an offer by the Fund to repurchase the Unit (or portion of the Unit); and (3) the transfer is one in which the tax basis of the Unit in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Unitholder (i.e., certain transfers to affiliates). Notice to the Fund of any proposed transfer of Units must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor.

A Unitholder that transfers Units may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

By purchasing a Unit, each Unitholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each Sub-Adviser, each other Unitholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Unitholder in violation of the Declaration of Trust, these provisions or any misrepresentation made by such Unitholder in connection with any such transfer.

OTHER INFORMATION

Distributions, Voting and Liquidation Rights

Each Unit of beneficial interest of the Fund has one vote and Units participate equally with other Units in distributions when and if declared by the Fund and in the Fund’s net assets upon liquidation. All Units, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights applicable to the Units. Units do not have cumulative voting rights and, as such, holders of more than 50% of the Units voting for Trustees can elect all Trustees and the remaining Unitholders would not be able to elect any Trustees. The Fund does not intend to hold annual meetings of Unitholders.

Control Persons

A control person is a Unitholder who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by shareholders of the Fund. As of November 1, 2019, The H.A. & Mary K. Chapman Charitable Trust owned 34.67% and Vernon Investment Fund, LLC A owned 29.59% of the Fund’s units.

Outstanding Securities

As of November 1, 2019, the Fund had the following units outstanding.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Units of Fund	unlimited	0	296,759.113

FACTS	Rev. [7/23/2019]
WHAT DOES FSI LOW BETA ABSOLUTE RETURN FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

• Social Security number and

• Account balances and

• Account transactions and

• Checking account information and

• Retirement assets and

• Wire transfer instructions.

When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons FSI Low Beta Absolute Return Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does FSI Low Beta Absolute Return Fund share?	Can you limit this sharing?
For our everyday business purposes—such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes—to offer our products and services to you	No	We do not share
For joint marketing with other financial companies	No	We do not share
For our affiliates’ everyday business purposes—information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes—information about your credit worthiness	No	We do not share
For non-affiliates to market to you	No	We do not share

Questions?	Call toll-free 1-877-379-7380

Who we are
Who is providing this notice?	FSI Low Beta Absolute Return Fund

What we do
How does FSI Low Beta Absolute Return Fund protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does FSI Low Beta Absolute Return Fund collect my personal information?

We collect your personal information, for example, when you

• open an account or

• provide account information or

• make deposits or withdrawals from your account or

• make a wire transfer or

• tell us where to send the money.

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

• sharing for affiliates’ everyday business purposes—information about your creditworthiness

• affiliates from using your information to market to you

• sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates

Companies related by common ownership or control. They can be financial and nonfinancial companies.

Financial Solutions, Inc., the investment adviser to FSI Low Beta Absolute Return Fund, and Meritage Capital, LLC and Pluscios Management LLC, each a subadviser to FSI Low Beta Absolute Return Fund, are affiliates.

Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. FSI Low Beta Absolute Return Fund does not share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between non-affiliated financial companies that together market financial products or services to you. FSI Low Beta Absolute Return Fund does not jointly market.

STATEMENT OF ADDITIONAL INFORMATION

December [], 2019

FSI Low Beta Absolute Return Fund

P.O. Box 46707

Cincinnati, OH 45246

(877) 379-7380 (toll-free)

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of the FSI Low Beta Absolute Return Fund (the “Fund”) dated December [], 2019 (the “Prospectus”). A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above. Capitalized terms used herein have the same meaning as assigned to them in the Prospectus.

1

INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of the FSI Low Beta Absolute Return Fund are set forth in the Prospectus. Also set forth in the Prospectus are the principal risks associated with an investment in the Fund and the principal alternative investment strategies of the Private Funds.

As described in the Prospectus, the Fund intends to achieve its goal principally through implementation of an Alpha strategy by investing in the Private Funds. The Fund may also invest in U.S. Treasury futures to provide the Fund with exposure to the market value change of a high quality fixed income portfolio, and high quality short-term fixed income investments to the extent necessary to meet its regulatory obligations with respect to the Fund’s investments in futures.

The Adviser will utilize Sub-Advisers to manage a portion of the Fund’s assets, and is responsible for allocating Fund assets between the Adviser and the Sub-Advisers. The Fund will generally allocate 30% to 60% of its assets among all Sub-Advisers, with the Adviser allocating assets between the Sub-Advisers as it deems appropriate to achieve the Fund’s investment objective. The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees.

Certain Portfolio Securities and Other Operating Policies

Generally, the Fund expects to principally invest its assets in Private Funds. The Fund will limit its investment in any one unregistered investment company to less than 5% of that company’s outstanding voting stock. In order to comply with this 5% limitation, the Fund may, at the time of investment, elect to invest in a class of a Private Fund’s non-voting securities (if such a class is available) or may contractually waive all voting rights associated with the investment or those that would exceed the 5% limitation. Waivers of voting rights typically will be effected by means of a written agreement with the relevant Private Fund pursuant to which the Fund automatically waives any voting rights it may hold subject to certain requirements. Determinations of whether the Fund will waive its voting rights are made by the Adviser or a Sub-Adviser as part of the investment process. The Board has delegated the Fund’s investment decisions to the Adviser. The Adviser or a Sub-Adviser will make a determination whether forgoing the right to vote is consistent with its fiduciary duty as an investment adviser to the Fund. When deciding to forego or waive voting rights, the Adviser or a Sub-Adviser shall only consider the interests of the Fund and not the interests of the Adviser or the Sub-Adviser, respectively, or those of the Adviser’s or the Sub-Adviser’s other clients, respectively.

As a general matter, unlike public corporations or registered investment companies, any unregistered Private Funds in which the Fund may invest provide their investors with an ability to vote only under limited circumstances (if at all). The Fund’s practices regarding investment in non-voting securities of unregistered Private Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund’s operations or its rights as an investor in an unregistered Private Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. The Adviser and each Sub-Adviser considers this risk minimal relative to the increased flexibility potentially available to the Fund and its Unitholders from investing in non-voting securities.

2

The Private Funds will generally consist of two or more funds of hedge funds supplemented by hedge funds that don’t invest in other funds as deemed appropriate by the Adviser or by a Sub-Adviser. The result is a portfolio of Private Funds that employ a variety of alternative investment strategies. These investment strategies have the flexibility to leverage, sell short and hedge positions to take advantage of perceived inefficiencies across the global capital markets, and are referred to as “alternative investment strategies” in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds.

Additional information regarding the types of securities and financial instruments in which the Fund, a Private Fund and a Sub-Fund may invest, and certain of the investment techniques that may be used by the Adviser, a Sub-Adviser, a Private Fund Manager and a manager of a Sub-Fund, are set forth below.

Equity Securities. The investment portfolio of a Private Fund or a Sub-Fund may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of such Equity Securities depends on business, economic and other factors affecting those issuers. Equity Securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations may be pronounced.

Generally, a Private Fund Manager or managers of a Sub-Fund may invest in Equity Securities without restriction. These investments may include securities issued by companies having relatively small capitalizations, including “micro-cap” companies. The prices of the securities of smaller companies may be more volatile than the security prices of larger, more established companies. Such securities are often subject to risks that may not exist or may be less pronounced in the securities of larger companies.

Common Stock. Common stock represents an equity (ownership) interest in a company, and usually possesses voting rights and earns dividends. Common stockholders are not creditors of the company, but rather, upon liquidation of the company are entitled to their pro rata share of the company's assets after creditors and, if applicable, preferred stockholders are paid. Dividends on common stock are not fixed but are declared at the discretion of the issuer. Common stock generally represents the riskiest investment in a company. In addition, common stock generally has the greatest appreciation and depreciation potential because increases and decreases in earnings are usually reflected in a company's stock price.

Preferred Stock. Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and the recovery of investment should a company be liquidated. Preferred stock, however, is usually junior to the debt securities of the issuer. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates.

Convertible Securities. Convertible securities are Fixed Income Securities, preferred stock or other securities that may be converted into or exchanged for a given amount of common stock of the same or a different issuer during a specified period of time at a specified price or formula. A convertible security entitles the holder to receive interest on debt or the dividend on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities ordinarily provide a stream of income with generally higher yields than those of common stock of the same or similar issuers, but lower than the yield of non-convertible debt. Convertible securities rank senior to common stock in a company's capital structure but are usually subordinated to comparable non-convertible securities. By investing in convertible securities, a Private Fund or Sub-Fund obtains the right to benefit from the capital appreciation potential in the underlying common stock upon the exercise of the conversion right, while earning higher current income than could be available if the stock was purchased directly.

3

In general, the value of a convertible security is the higher of its investment value (its value as a Fixed Income Security) and its conversion value (the value of the underlying shares of common stock if the security is converted). The value of a convertible security generally increases when interest rates decline and generally decreases when interest rates rise. The credit standing of the issuer and other factors also may have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, a convertible security's conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. In addition, a convertible security generally will sell at a premium over its conversion value determined by the extent to which investors place value on the right to acquire the underlying common stock.

Because convertible securities are typically issued by smaller capitalized companies whose stock price may be volatile, the price of a convertible security may reflect variations in the price of the underlying common stock in a way that nonconvertible debt does not. Also, while convertible securities generally have higher yields than common stock, they have lower yields than comparable non-convertible securities and are subject to less fluctuation in value than underlying stock since they have fixed income characteristics. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security is called for redemption, a Private Fund or Sub-Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party.

Fixed Income Securities. A Private Fund Manager or a manager of a Sub-Fund may trade both investment grade and non-investment grade Fixed Income Securities. Fixed Income Securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments, municipal securities and mortgage-backed and asset-backed securities. Investment grade Fixed Income Securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) in one of the four highest rating categories or, if not rated by a Rating Agency, have been determined by the applicable Private Fund or Sub-Fund Manager to be of comparable quality. Fixed Income Securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.

Fixed income investors are subject to the risk that the issuer of such securities may be unable or unwilling to meet its principal and/or interest payment obligations. The investor may also experience security price volatility due to factors such as interest rate and/or credit spread fluctuations, changes in the perceived creditworthiness of the issuer and varying levels of market liquidity. Certain Fixed Income Securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and may subject investors to significant yield reductions and/or a loss of principal.

Non-investment grade Fixed Income Securities, including certain convertible debt securities, are considered by Rating Agencies to be predominantly speculative with respect to their issuer’s capacity to pay interest and/or repay principal. Non-investment grade securities in the lowest rating categories may be subject to a substantial risk of default or may be in default. Issuers of non-investment grade securities are generally more susceptible to adverse changes in the economic and business environment than issuers of investment grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

4

Corporate Debt Obligations. Corporate debt obligations include corporate bonds, debentures, notes, commercial paper and other similar corporate debt instruments. Companies use these instruments to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and must repay the amount borrowed at maturity. Companies issue commercial paper (short-term unsecured promissory notes) to finance their current obligations. Commercial paper normally has a maturity of less than 9 months.

Government Securities. U.S. Government Securities include securities issued by the U.S. Treasury and by U.S. Government agencies and instrumentalities. U.S. Government Securities may be supported by: (1) the full faith and credit of the United States (i.e., mortgage-related securities and certificates of the Government National Mortgage Association and securities of the Small Business Administration); (2) the right of the issuer to borrow from the U.S. Treasury (i.e., Federal Home Loan Bank securities); (3) the discretionary authority of the U.S. Treasury to lend to the issuer (e.g., Fannie Mae securities); or (4) solely by the creditworthiness of the issuer (i.e., Federal Home Loan Mortgage Corporation securities). Holders of U.S. Government Securities not backed by the full faith and credit of the U.S. must look principally to the agency or instrumentality issuing the obligation for repayment and may not be able to assert a claim against the U.S. in the event that the agency or instrumentality does not meet its commitment. There is no assurance that the U.S. Government will support securities not backed by its full faith and credit. Neither the U.S. Government nor any of its agencies or instrumentalities guarantees the market value of the securities they issue.

A Private Fund or Sub-Fund may invest in Fixed Income Securities issued by the governments of foreign countries or by those countries’ political subdivisions, agencies or instrumentalities as well as by supranational organizations such as the International Bank for Reconstruction and Development and the Inter-American Development Bank.

Municipal Securities. The states, territories and possessions of the U.S., their political subdivisions (such as cities, counties and towns) and various authorities (such as public housing or redevelopment authorities), instrumentalities, public corporations and special districts (such as water, or sanitation districts) issue municipal securities. In addition, municipal securities include securities issued by or on behalf of public authorities to finance various privately operated facilities, such as industrial development bonds, that are backed only by the assets and revenues of the non-governmental user (such as hospitals and airports).

Municipal securities are issued to obtain funds for a variety of public purposes, including general financing for state and local governments, or financing for specific projects or public facilities. Municipal securities are generally classified as bonds, notes and leases. Municipal securities may be zero-coupon securities.

General obligation securities are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable from revenue derived from a particular facility, class of facilities or the proceeds of a special excise tax or other specific revenue source but not from the issuer's general taxing power. Many of these bonds are additionally secured by a debt service reserve fund which can be used to make a limited number of principal and interest payments should the pledged revenues be insufficient. Various forms of credit enhancement, such as a bank letter of credit or municipal bond insurance, may also be employed in revenue bond issues. Private activity bonds and industrial revenue bonds do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Municipal bonds may also be moral obligation bonds, which are normally issued by special purpose public authorities. If the issuer is unable to meet its obligations under the bonds from current revenues, it may draw on a reserve fund that is backed by the moral commitment (but not the legal obligation) of the state or municipality that created the issuer.

5

Municipal bonds meet longer term capital needs of a municipal issuer and generally have maturities of more than one year when issued. Municipal notes are intended to fulfill the short-term capital needs of the issuer and generally have maturities not exceeding one year. They include tax anticipation notes, revenue anticipation notes, bond anticipation notes, construction loan notes and tax-exempt commercial paper. Municipal notes also include longer term issues that are remarketed to investors periodically, usually at one year intervals or less. Municipal leases generally take the form of a lease or an installment purchase or conditional sale contract. Municipal leases are entered into by state and local governments and authorities to acquire equipment and facilities such as fire and sanitation vehicles, telecommunications equipment and other capital assets. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the government issuer) have evolved as a means for governmental issuers to acquire property and equipment without being required to meet the constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations of many state constitutions and statutes are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis.

Mortgage-Related Securities. Mortgage-related securities represent interests in a pool of mortgage loans originated by lenders such as commercial banks, savings associations and mortgage bankers and brokers. Mortgage-related securities may be issued by governmental or government-related entities or by non-governmental entities such as special purpose trusts created by commercial lenders.

Pools of mortgages consist of whole mortgage loans or participations in mortgage loans. The majority of these loans are made to purchasers of 1-4 family homes. The terms and characteristics of the mortgage instruments are generally uniform within a pool but may vary among pools. For example, in addition to fixed-rate, fixed-term mortgages, a Private Fund or Sub-Fund may purchase pools of adjustable-rate mortgages, growing equity mortgages, graduated payment mortgages and other types. Mortgage poolers apply qualification standards to lending institutions which originate mortgages for the pools as well as credit standards and underwriting criteria for individual mortgages included in the pools. In addition, many mortgages included in pools are insured through private mortgage insurance companies.

Mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or on specified call dates. Most mortgage-related securities, however, are pass-through securities, which means that investors receive payments consisting of a pro-rata share of both principal and interest (less servicing and other fees), as well as unscheduled prepayments, as loans in the underlying mortgage pool are paid off by the borrowers. Additional prepayments to holders of these securities are caused by prepayments resulting from the sale or foreclosure of the underlying property or refinancing of the underlying loans. As prepayment rates of individual pools of mortgage loans vary widely, it is not possible to predict accurately the average life of a particular mortgage-related security. Although mortgage-related securities are issued with stated maturities of up to forty years, unscheduled or early payments of principal and interest on the mortgages may shorten considerably the securities' effective maturities.

Asset-Backed Securities. Asset-backed securities have structural characteristics similar to mortgage-related securities but have underlying assets that are not mortgage loans or interests in mortgage loans. Asset-backed securities represent fractional interests in, or are secured by and payable from, assets such as motor vehicle installment sales contracts, installment loan contracts, leases of various types of real and personal property and receivables from revolving credit (e.g., credit card) agreements. Assets are securitized through the use of trusts and special purpose corporations that issue securities that are often backed by a pool of assets representing the obligations of a number of different parties. Asset-backed securities have structures and characteristics similar to those of mortgage-related securities and, accordingly, are subject to many of the same risks, although often, to a greater extent.

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Zero-Coupon Securities. Zero-coupon securities are debt obligations that are issued or sold at a significant discount from their face value and do not pay current interest to holders prior to maturity, a specified redemption date or cash payment date. The discount approximates the total interest the securities will accrue and compound over the period to maturity or the first interest payment date at a rate of interest reflecting the market rate of interest at the time of issuance. The original issue discount on the zero-coupon securities must be included ratably in the income of a Private Fund or Sub-Fund (and thus an investor's) as the income accrues, even though payment has not been received. The Fund distributes all of its net investment income, and may have to sell portfolio securities to distribute imputed income, which may occur at a time when the Adviser or Sub-Adviser, as applicable, would not have chosen to sell such securities and which may result in a taxable gain or loss. Because interest on zero-coupon securities is not paid on a current basis but is in effect compounded, the value of these securities is subject to greater fluctuations in response to changing interest rates, and may involve greater credit risks, than the value of debt obligations which distribute income regularly.

Zero-coupon securities may be securities that have been stripped of their unmatured interest stream. Zero-coupon securities may be custodial receipts or certificates, underwritten by securities dealers or banks, that evidence ownership of future interest payments, principal payments or both on certain U.S. Government securities. The underwriters of these certificates or receipts generally purchase a U.S. Government security and deposit the security in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the purchased unmatured coupon payments and the final principal payment of the U.S. Government security. These certificates or receipts have the same general attributes as zero-coupon stripped U.S. Treasury securities but are not supported by the issuer of the U.S. Government security. The risks associated with stripped securities are similar to those of other zero-coupon securities, although stripped securities may be more volatile, and the value of certain types of stripped securities may move in the same direction as interest rates.

Financial Institution Obligations. Obligations of financial institutions include certificates of deposit, bankers' acceptances, time deposits and other short-term debt obligations. Certificates of deposit represent an institution's obligation to repay funds deposited with it that earn a specified interest rate over a given period. Bankers' acceptances are negotiable obligations of a bank to pay a draft which has been drawn by a customer and are usually backed by goods in international trade. Time deposits are non-negotiable deposits with a banking institution that earn a specified interest rate over a given period. certificates of deposit and fixed time deposits, which are payable at the stated maturity date and bear a fixed rate of interest, generally may be withdrawn on demand by a Private Fund or Sub-Fund but may be subject to early withdrawal penalties which could reduce the Private Fund or Sub-Fund’s performance. Although fixed time deposits do not in all cases have a secondary market, there are no contractual restrictions on a Private Fund’s or Sub-Fund’s right to transfer a beneficial interest in the deposits to third parties.

A Private Fund or Sub-Fund that invests in foreign securities may invest in Eurodollar certificates of deposit, which are issued by offices of foreign and domestic banks located outside the U.S.; Yankee certificates of deposit, which are issued by a U.S. branch of a foreign bank and held in the U.S.; Eurodollar time deposits, which are deposits in a foreign branch of a U.S. bank or a foreign bank; and Canadian time deposits, which are issued by Canadian offices of major Canadian banks. Each of these instruments is U.S. dollar denominated.

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Non-U.S. Securities. A Private Fund or a Sub-Fund may invest in equity and Fixed Income Securities of non-U.S. issuers and in depositary receipts such as American Depository Receipts (“ADRs”) and Global Depository Receipts (“GDRs”) that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities may be listed on non-U.S. securities exchanges or traded on non-U.S. over-the-counter markets. Additionally, they may be purchased in private placements and may not be publicly traded. Investments in non-U.S. securities may be affected by risk factors that either do not exist or are less significant in U.S. securities. These factors are listed in the Prospectus under Risk Factors.

A Private Fund Manager or a manager of a Sub-Fund may not be required to hedge against foreign currency exposure in their portfolios. Consequently, exchange rate fluctuations may cause a Private Fund or a Sub-Fund to suffer losses on foreign currency denominated securities even though such securities may have appreciated when valued in their base currencies. A Private Fund or Sub-Fund may from time to time enter into forward currency exchange contracts (“forward contracts”) either for hedging purposes or to pursue its investment objective. Such contracts create an obligation to purchase or sell a specified currency at a future date at a specified price. When used for hedging purposes, forward contracts allow a Private Fund Manager or manager of a Sub-Fund to attempt to insulate a Private Fund or Sub-Fund from currency exchange rate volatility risks that may arise from an existing or a planned non-U.S. security portfolio position. There can be no assurance, however, that forward contracts provide an adequate or appropriate hedge when used in this manner. A Private Fund Manager or a manager of a Sub-Fund may also use forward contracts as speculative trading instruments in situations such as where they anticipate changes in currency exchange rates. See, “Certain Portfolio Securities and Other Operating Policies - Foreign Currency Transactions.”

A Private Fund Manager or a manager of a Sub-Fund may invest in ADRs, GDRs or other securities convertible into securities of corporations based in foreign countries. These securities may not necessarily be denominated in the same currency as the security into which they may be converted. Generally, ADRs, in registered form, are denominated in U.S. dollars and traded in U.S. securities markets and GDRs, in bearer form, are denominated in other currencies and are traded in foreign securities markets. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the U.S., and therefore, there may be less information available regarding such investments. Additionally, ADRs and GDRs may expose Private Funds and Sub-Funds to currency exchange rate volatility.

Foreign Currency Transactions. A Private Fund and a Sub-Fund may conduct foreign currency transactions. A forward foreign currency contract (“forward contract”) involves an obligation to purchase or sell a specific amount of a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are considered to be derivatives.

A Private Fund or Sub-Fund may enter into forward contracts to “lock in” the U.S. dollar value of securities/financial interests it has agreed to buy or sell for the period between the trade date and the settlement date. A Private Fund or Sub-Fund may also enter into a forward contract to sell or buy the amount of a foreign currency it believes may experience a substantial movement against the U.S. dollar. In this case, the forward contract would approximate all or a portion of the securities/financial interests of the Private Fund or Sub-fund denominated in that currency. The precise matching of forward contract amounts and the value of the securities/financial interests involved is generally not possible since the future value of such securities in foreign currencies will change between the date of the contract and the contract’s maturity. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. At the maturity of a forward contract, a Private Fund or Sub-Fund may either sell portfolio securities/financial interests and make delivery of the foreign currency, or it may retain the portfolio securities/interest and terminate its obligation to deliver the currency by purchasing an “offsetting” contract obligating it to purchase, on the same maturity date, the amount of the foreign currency.

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Because it is impossible to forecast with absolute precision the market value of portfolio securities/financial interests at the expiration of a forward contract, it may be necessary for a Private Fund or Sub-Fund to purchase additional currency on the spot market (and bear the expense of such transaction) if the market value of the securities/financial interests is less than the amount of foreign currency the Private Fund or Sub-Fund is required to deliver and a decision is made to sell the securities/interests and delivery the currency. Conversely, it may be necessary to sell on the spot market some of the currency realized from the sale of portfolio securities/interests if the market value thereof exceeds the value of currency obligated to be delivered. If a Private Fund or Sub-Fund determines to maintain the portfolio securities/interests and enter into an offsetting forward contract to close out its currency delivery obligations, it will incur a gain or loss if there is movement in the forward contract prices. If an offsetting transaction is taken, a Private Fund or Sub-Fund will enter into a forward contract to sell the foreign currency. If forward prices decline between the date of the original forward contract and the offsetting contract, a gain will be realized if the price of currency it has agreed to sell is higher than price of the currency it has agreed to purchase. If forward prices increase, a loss will be incurred if the price of the currency agreed to be purchased is higher than the price of the currency agreed to be sold. The use of forward contracts as a hedging technique does not eliminate fluctuations in the prices of the underlying securities and financial interests that a Private Fund or Sub-Fund owns or intends to acquire, but it does fix a rate of exchange in advance. Although forward contracts can reduce the risk of loss due to a decline in the value of the hedged currencies, they also limit any potential gain that might result from an increase in the value of the currencies.

The cost of currency conversions also may affect a Private Fund’s or Sub-Fund’s investment returns. Although a fee is not charged to convert one currency into another, foreign exchange dealers do profit on the spread between the currencies purchased and sold. A dealer may agree to sell a foreign currency at one rate and offer a lesser rate of exchange to repurchase the sane currency from the Private Fund or Sub-Fund.

Money Market Instruments/Funds. The Fund may hold cash or cash equivalents to satisfy Fund expenses, to cover the “Beta Exposure” and to implement a temporary defensive position. A Private Fund or a Sub-Fund may also invest in cash or cash equivalents. Cash equivalents include money market instruments which are high quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation and reverse repurchase agreements entered into with banks or broker-dealers.

Repurchase Agreements. Repurchase agreements involve the sale of a security by the Fund, a Private Fund or a Sub-Fund to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the counterparty to a repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund, a Private Fund or a Sub-Fund. Repurchase agreements may also increase the Fund’s, a Private Fund’s or a Sub-Fund’s level of leverage.

Speculative and Hedging Investment Techniques. The Fund, a Private Fund or a Sub-Fund may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques that the Fund, a Private Fund or a Sub-Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that a Private Fund or a Sub-Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not function as anticipated and that the Fund, a Private Fund or a Sub-Fund may suffer losses as a result of its hedging activities.

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Short Selling. A Private Fund or a Sub-Fund may engage in short selling. A Private Fund or Sub-Fund may use short selling to limit its exposure to a possible market decline in its portfolio investments or to take advantage of anticipated market declines of certain securities. Short selling involves selling securities, which may or may not be owned by borrowing the securities and delivering them to a purchaser, with an obligation to return the borrowed securities at a later date. Short selling allows the investor to profit from declines in market prices. However, to the extent that the borrowed securities must be replaced by purchases at market prices in order to close out the short position, any appreciation in the price of the borrowed securities results in a loss. Possible losses from short sales differ from losses on long positions because losses from short sales may be unlimited whereas losses from purchases cannot exceed the total amount invested. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the losses from short sales.

Use of Leverage. The Fund may borrow to fund the repurchase of Units and may utilize leverage to implement the Beta Exposure. While the Fund has no present intention to utilize borrowing or leverage for other purposes, the Fund reserves the right to borrow or utilize leverage for investment strategy purposes, to facilitate the purchase of investments, or for various cash management purposes in the future.

The Fund will comply with SEC guidelines with respect to coverage of futures, and if the guidelines require, it will cover or set aside either on its books and records, or in a segregated account with the Fund's custodian, cash and cash equivalents (“Segregated Assets”) in the prescribed amount. The value of the Segregated Assets, which is marked to market daily, will be at least equal to the Fund's commitments under these transactions less any proceeds or margin on deposit.

A Private Fund or a Sub-Fund may borrow and may use significant leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any losses incurred.

Generally, leverage creates the risk of magnified capital. Leverage may involve the creation of a liability that requires the payment of interest (or the creation of a liability that does not entail any interest costs (for instance, a futures contract). The risks of leverage include a higher volatility of the NAV of the Fund or a Private Fund/Sub-Fund and the relatively greater effect on the NAV caused by favorable or adverse market movements or changes in the cost of cash obtained by leveraging and the yield from invested cash. So long as the Fund or Private Fund/Sub-Fund is able to realize a net return on its investment portfolio that is higher than interest expense incurred, if any, leverage will result in higher current net investment income than if the portfolio was not leveraged. Changes in interest rates and related economic factors could cause the relationship between the cost of leveraging and the yield to change so that rates involved in the leveraging arrangement may substantially increase relative to the yield on the obligations in which the proceeds of the leveraging have been invested. To the extent that the interest expense involved in leveraging approaches the net return on the Fund’s or Private Fund’s/Sub-Fund’s investment portfolio, the benefit of leveraging will be reduced, and, if the interest expense on borrowings were to exceed the net return to investors, the use of leverage would result in a lower rate of return than if leverage was not employed. In an extreme case, if the Fund’s or a Private Fund’s/Sub-Fund’s investment income were not sufficient to meet the interest expense of leveraging, it could be necessary for the Fund or Private Fund/Sub-Fund, as applicable, to liquidate certain of its investments at an inappropriate time.

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Derivatives. The Fund, a Private Fund or a Sub-Fund may engage in transactions involving options, futures and other derivative financial instruments as discussed further below. Derivatives may be volatile and involve a variety of types and degrees of risk. Derivatives permit the Fund, a Private Fund and a Sub-Fund to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small derivative position could have a large potential impact on the Fund’s, a Private Fund’s or a Sub-Fund’s performance.

If the Fund, a Private Fund or a Sub-Fund invests in derivatives at an inopportune time or its manager judges market conditions incorrectly, such an investment may lower the Fund’s, the Private Fund’s or the Sub-Fund’s return or result in a loss. A Fund, a Private Fund, or a Sub-Fund exposed to derivatives may also experience losses if its derivatives are poorly correlated with its other investments, or if the Fund, a Private Fund or a Sub-Fund is unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of derivatives.

The Fund, a Private Fund and a Sub-Fund may invest in derivatives that are regulated by the CFTC.

The Adviser relies on no action relief for “fund of funds” issued by the CFTC as an exemption from registration as a commodity pool operator. The Adviser will reconsider its registration status at a later date should the CFTC issue revised guidance regarding the trading of CFTC-regulated derivatives by “fund of funds” products. If the Adviser determines not to register as a “commodity pool operator” after the issuance of the revised guidance, the Fund may need to refrain from investing in certain Private Funds.

Options. A Private Fund or a Sub-Fund may utilize options contracts. They also may use so-called “synthetic” options (notional principal contracts with characteristics of an over-the-counter option). Such transactions may be effected on securities exchanges, in the over-the-counter market or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Private Fund or a Sub-Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a Private Fund or a Sub-Fund may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by a Private Fund or a Sub-Fund may include options on baskets of specific securities.

A Private Fund or Sub-Fund may purchase call and put options, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at the time of, or prior to, the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at the time of, or prior to, the expiration of the option. A covered call option is a call option with respect to which a Private Fund or a Sub-Fund owns the underlying security. The sale of such an option exposes a Private Fund or a Sub-Fund during the term of the option to a possible loss of the opportunity to realize appreciation in the market price of the underlying security or to a possible loss due to the continued holding of a security that might otherwise have been sold to protect against its price depreciation. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Private Fund’s or a Sub-Fund’s books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by a Private Fund or a Sub-Fund may not be covered.

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A Private Fund or a Sub-Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. A Private Fund or a Sub-Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Private Fund or a Sub-Fund would ordinarily effect a similar “closing sale transaction”, which involves liquidating a position by selling the option previously purchased, although the Private Fund or the Sub-Fund could exercise the option should it deem it advantageous to do so.

Synthetic option transactions involve the use of two financial instruments that, together, replicate the economic characteristics of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the potential addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

Futures. A Private Fund or a Sub-Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading or arbitrage opportunities not available in the United States. Investments in foreign markets, however, may pose greater risks than investments in domestic markets. For example, some foreign exchanges are principal markets in which no common clearing facility exists, and an investor may look only to its broker counterparty to buy or sell a security traded on such an exchange. In addition, any profits that might be realized in trading could be eliminated by adverse currency exchange rate movements. Similarly, such adverse exchange rate movements could result in a loss. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

The Fund may invest in U.S. Treasury futures. A Private Fund or a Sub-Fund may also purchase and sell index futures contracts and single stock futures contracts. An index future obligates the Fund, a Private Fund or a Sub-Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’ last trading day and the value of the index based on the prices of the securities that comprise it at the opening of trading in those securities on the next business day. A single stock future obligates a Private Fund or a Sub-Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the stock at the opening of trading on the next business day.

A Private Fund or a Sub-Fund may purchase and sell interest rate futures contracts. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

A Private Fund or a Sub-Fund may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a currency on a future date at a specified price.

Successful use of futures is also subject to the Adviser’s, a Private Fund or Sub-Fund Manager’s ability to correctly predict movements in the direction of the relevant market, and, to the extent that the transaction is entered into for hedging purposes, to determine the correlation between the instrument being hedged and the futures contract.

Engaging in futures transactions involves risk of loss, which could adversely affect the value of the Fund’s, a Private Fund’s or a Sub-Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund, a Private Fund or a Sub-Fund to substantial losses.

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Options on Securities Indices. A Private Fund or a Sub-Fund may purchase and sell call and put options on stock indices listed on securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Private Fund or a Sub-Fund of options on stock indices will be subject to the Private Fund’s or Sub-Fund’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. A Private Fund or a Sub-Fund may invest in warrants and rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights associated with the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights tend to be more volatile than do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. A Private Fund or a Sub-Fund may enter into swap agreements including interest rate, equity index, currency rate and total return swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency or in a “basket” of securities representing a particular index.

Interest Rate Swaps. Forms include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Equity Index Swaps. Equity index swaps involve the exchange by a Private Fund or Sub-Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. A Private Fund or Sub-Fund may purchase cash-settled options on equity index swaps. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

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Currency Swaps. Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies. Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The use of currency swaps is a highly specialized activity which involves special investment techniques and risks. If an Underlying or Sub-Fund Manager is incorrect in its forecasts of market values and currency exchange rates, the Private Fund’s or Sub-Fund’s performance will be adversely affected. If there is a default by the other party to such a transaction, the Private Fund or Sub-Fund will have contractual remedies pursuant to the agreements related to the transaction.

Total Return Swaps. In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment. For example, if an Investment Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the “funding cost,” which would be a floating interest rate payment to the counterparty.

Most swap agreements entered into by a Private Fund or a Sub-Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, a Private Fund’s or Sub-Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). If the counterparty to a swap defaults, a Private Fund’s or Sub-Fund’s risk of loss typically consists of the net amount of payments that it contractually is entitled to receive.

Lending Portfolio Securities. A Private Fund or a Sub-Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. A Private Fund or a Sub-Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which enable the Private Fund or Sub-Fund an opportunity to earn interest on the amount of the loan and on the loaned securities collateral. A Private Fund or a Sub-Fund typically will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. A Private Fund or a Sub-Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Private Fund or the Sub-Fund.

Other risks in lending portfolio securities include possible delay in receiving additional collateral or in the recovery of the loaned securities or the possible loss of rights in the collateral should the borrower fail financially. In addition, a Private Fund or Sub-Fund is responsible for any loss that might result from its investment of the borrower’s collateral.

When-Issued, Delayed Delivery and Forward Commitment Securities. To reduce the risk of changes in securities prices and interest rates, a Private Fund or a Sub-Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when a Private Fund or a Sub-Fund enters into the commitment, but the Private Fund or the Sub-Fund does not make payment until it receives delivery from the counterparty. After a Private Fund or a Sub-Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities.

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Securities purchased on a forward commitment, or when-issued or delayed delivery basis are subject to changes in value, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates and/or credit spreads. Securities so purchased may expose a Private Fund or a Sub-Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Private Fund or a Sub-Fund is fully or almost fully invested increases such Private Fund’s or Sub-Fund’s leverage which would magnify losses. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Private Fund or a Sub-Fund on a forward basis will not honor its purchase obligation. In such cases, a Private Fund or a Sub-Fund may incur a loss.

Side Pockets. A Private Fund or a Sub-Fund may hold a limited portion of their portfolio investments in one or more specially-designated accounts (“Side Pockets”). Side Pockets are generally utilized to hold illiquid investments, the market values of which are not readily ascertainable. In addition, an investor, including the Fund, in a Private Fund and an investor, including a Private Fund, in a Sub-Fund which holds investments in Side Pockets is generally not able to redeem the portion of its interest in the Private Fund or the Sub-Fund that is attributable to the Side Pocket. The valuation of Side Pockets involves estimates, uncertainties and judgments, and if such valuations prove to be inaccurate or delayed, the NAV of a Private Fund, and correspondingly that of the Fund, may be overstated or understated. Because subscriptions and redemptions of the Fund are based on the Fund’s NAV any such overstatement or understatement may adversely affect incoming or redeeming Unitholders or remaining Unitholders. The Board has adopted policies governing the Fund’s participation in side pocket investments.

The Fund’s investment policies and restrictions do not apply to the activities and transactions of Private Funds in which assets of the Fund are invested (other than an affiliated Private Fund as may be described in the Prospectus), but will apply to investments made by the Fund directly (or any account consisting solely of the Fund’s assets).

REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF UNITS

Repurchase Offers

As discussed in the Prospectus, to provide a limited degree of liquidity to Unitholders, the Fund may from time to time offer to repurchase Units pursuant to written repurchase offers. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board in its sole discretion, pursuant to such repurchase offers. In determining whether the Fund should repurchase Units from Unitholders pursuant to written tenders, the Board will consider various factors, including but not limited to those listed in the Prospectus.

Unless the Board determines that a repurchase offer should be funded by borrowings rather than a liquidation of any investments of the Fund and elects to commence the repurchase offer at a time closer to the Valuation Date, the Fund shall commence the repurchase offer and provide the Notice to each Unitholder at least one hundred and twenty (120) days prior to the Valuation Date set forth in the repurchase offer. Generally, Unitholders must provide a written tender request as to their intention to tender all or a portion of their units at least 90 days prior to the Valuation Date. The Board convenes quarterly to consider whether or not to authorize a repurchase offer. The Board expects that repurchase offers, if authorized, will be made no more frequently than on a quarterly basis and will typically have a Valuation Date as of March 31, June 30, September 30 or December 31 (or, if any such date is not a Business Day, on the last Business Day of such calendar quarter).

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The Board will cause the Fund to make offers to repurchase Units from Unitholders pursuant to written tenders only on terms it determines to be fair to the Fund and to Unitholders. When the Board determines that the Fund will repurchase Units, notice will be provided to each Unitholder describing the terms thereof, and containing information Unitholders should consider in deciding whether and how to participate in such a tender offer. If a repurchase offer is oversubscribed by Unitholders, the Fund generally will repurchase only a pro-rata portion of the Units tendered by each Unitholder.

The Fund’s assets consist primarily of interests in the Private Funds and the Beta Exposure. Generally, in order to finance the repurchase of Units pursuant to the tender offers, the Fund may liquidate all or a portion of its interest in a Private Fund and adjust the Beta Exposure. The Fund may also use available cash to fund a repurchase offer. Because interests in a Private Fund are generally not transferable, the Fund may withdraw a portion of its interest in a Private Fund only pursuant to the redemption terms of that Private Fund, which may include a redemption gate. To the extent that redemptions from a Private Fund exceed a gate, the amount of the Private Fund’s interests, which the Fund may tender for repurchase, will be reduced on a pro rata basis with other investors in the Private Fund and the Fund’s offer to repurchase its interests may be correspondingly reduced. The Fund may also borrow money in order to finance the repurchase of Units.

Payment for repurchased Units may require the Fund to liquidate a portion of its interest in the Exposure or in a Private Fund earlier than expected, which may result in losses, and may increase the Fund’s portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Board) to attempt to minimize potential losses and turnover resulting from the repurchase of Units.

Mandatory Redemptions

As noted in the Prospectus, the Fund has the right to repurchase Units of a Unitholder or any person acquiring Units from or through a Unitholder under certain circumstances. Such mandatory repurchases may be made if:

•	The Units have been transferred in violation of the Declaration of Trust or the Units have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Unitholder;

•	Ownership of the Units by a Unitholder or other person is likely to cause the Fund to be in violation of, or require registration of any Units under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	Continued ownership of the Units may be harmful or injurious to the business or reputation of the Fund, the Board or the investment adviser or any of their affiliated persons, or may subject the Fund or any of the Unitholders to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	Any of the representations and warranties made by a Unitholder or other person in connection with the acquisition of the Units was not true when made or has ceased to be true;

•	With respect to a Unitholder subject to special regulatory or compliance requirements, such as those imposed by ERISA, as amended, the Bank Holding Company Act or certain Federal Communication Commission regulations, the Fund will likely be subject to additional regulatory or compliance requirements by virtue of such Unitholder continuing to hold Units;

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•	A Unitholder owns less than 100 Units; or

•	It would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Units.

Transfers of Units

No person may become a substituted Unitholder without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. A Unit (or portion of a Unit) held by a Unitholder may be transferred only (1) by operation of law due to the bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Unitholder or (2) under certain limited circumstances, with the written consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). No transfer will be permitted unless the Fund consults with its counsel and counsel confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. Notwithstanding a finding that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally may not consent to a transfer of a Unit (or portion of a Unit) unless the following conditions are met: (1) the transferring Unitholder has been a Unitholder for at least six months; (2) the proposed transfer is to be made on the valuation date of an offer by the Fund to repurchase the Unit (or portion of the Unit); and (3) the transfer is one in which the tax basis of the Unit in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Unitholder (e.g., certain transfers to affiliates). Notice to the Fund of any proposed transfer of an interest must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor.

Any transferee that is an Eligible Investor and that acquires Units in the Fund by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetency, or dissolution of a Unitholder, will be entitled to the allocations and distributions allocable to the Units so acquired and to transfer such Units in accordance with the terms of the Declaration of Trust but will not be entitled to the other rights of a Unitholder unless and until such transferee becomes a substituted Unitholder as provided in the Declaration of Trust. If a Unitholder transfers Units with the approval of the Board, the Fund will promptly take all necessary actions to admit such transferee as a Unitholder. Each Unitholder and transferee is required to pay all expenses, including attorneys’ and independent registered public accounting firm’s fees, incurred by the Fund in connection with such transfer. If a transferee is not an Eligible Investor, the Fund reserves the right to redeem its Units. Any transfer of Units in violation of the Declaration of Trust will not be permitted and will be void.

The Declaration of Trust provides, in part, that each Unitholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, the Sub-Advisers, each other Unitholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Unitholder in violation of these provisions or any misrepresentation made by such Unitholder in connection with any such transfer.

MANAGEMENT

The Board provides broad oversight over the operations and affairs of the Fund, and has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund’s businesses. The Board exercises the same powers, authority and responsibilities on behalf of the Fund, as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

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Trustees are not required to invest in the Fund or to hold Units of the Fund or an interest in the Fund. A majority of the Board are persons who are not “interested persons” (as defined in the 1940 Act) of the Fund (each an “Independent Trustee”). The Independent Trustees perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Trustees and officers of the Fund and brief biographical information regarding each Trustee and officer during the past five years is set forth below. The first table lists the Trustee who is deemed to be an “interested person” of the Fund, as defined in the 1940 Act (an “Interested Trustee”). The address for all Trustees is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Trustees

Name and Year of Birth	Position(s) Held with Company	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past Five Years	Number of Funds in Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past 5 Years
Interested Trustee(1):
Gary W. Gould Born: 1957	Principal Executive Officer and President; Trustee; Member, Valuation Committee	Trustee since 2011	Managing Principal, Financial Solutions, Inc. (investment adviser) (1998 to present); Corporate Consulting Group, Inc. (investment adviser) (1985 to present)	1	None.
Independent Trustees:
Carol Befanis O’Donnell Born: 1956	Trustee; Chairman and Member, Audit, Qualified Legal Compliance and Valuation Committees; Member, Nominating Committee	Trustee since 2012	CEO and CCO of Protégé Partners, LLC (August 2017 to present); General Counsel and CCO of Protégé Partners, LLC (2016); Director of Legal and Compliance and Secretary, Dara Capital U.S., Inc. (wealth advisory) (2013 to 2016); General Counsel and CCO/Special Counsel, Permal Group Inc. (asset management) (2005 to 2011); The Geiger Trust (1989 to present); The Tors Trust, (2013 to present); Old Beach Trust (2015 to present).	1	Trustee of Old Beach Trust (2015 to present)

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William S. Reeser Born: 1955	Trustee: Lead Independent Trustee; Chairman, Nominating Committee; Member, Audit, Qualified Legal Compliance and Valuation Committees;	Trustee since 2012	Chief Executive Officer and Chief Investment Officer, University of Florida Investment Corporation (2014-present)(3); Chief Investment Officer, American Lebanese Syrian Associated Charities, Inc. (exclusive fund-raising organization of St. Jude Children's Research Hospital) (2006 to 2014); President, Reeser Advisory Services, Inc. (1997 to present)	1	None.

(1)	Mr. Gould is an Interested Trustee because of his affiliation with Financial Solutions, Inc., the Fund’s investment adviser.

(2)	Each Trustee serves until retirement, resignation or removal from the Board. Trustees may be removed in accordance with the Declaration of Trust with or without cause by written instrument signed by a majority of the Trustees or by vote of a majority of the Unitholders, at a meeting holding at least two-thirds (2/3) of outstanding Units.

(3)	Alex C. Smith, Chief Executive Officer of Meritage Capital, LLC, is one of thirteen (13) members of the Board of Directors of University of Florida Investment Corporation. Mr. Smith has served as a Director of University of Florida Investment Corporation since November, 2012.

In addition to the information set forth in the table above, each Trustee possesses other relevant qualifications, experience, attributes or skills. The following provides additional information about these qualifications and experience.

Interested Trustee.

Gary W. Gould: Mr. Gould has over twenty-three years of experience in the investment management business, including serving as president of two registered investment advisers. This experience, in conjunction with his role with the Adviser, allows Mr. Gould to contribute extensive knowledge concerning investment management generally, and the Fund’s strategies and investments specifically, to the Board.

Independent Trustees.

Carol Befanis O’Donnell has extensive experience as a business attorney, including more than a decade in private practice as well as serving as General Counsel for multiple investment firms, enabling her to provide valuable perspective and insight as Trustee.

William S. Reeser has more than fifteen years of experience managing an institutional endowment portfolio comprised of a variety of assets and with a significant exposure to alternative investment structures. As a Trustee, Mr. Reeser’s background, which includes multiple years of experience regarding the selection, due diligence and ongoing monitoring of alternative investment structures, contributes knowledge and skills targeted upon oversight of investments relevant to the Fund.

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Principal Officers who are Not Trustees

The business address of each officer is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Name and Year of Birth	Position(s) Held with Company	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past Five Years
Theresa M. Bridge Born: 1969	Treasurer and Principal Financial Officer	Since 2019	Vice President - Director of Financial Administration, Ultimus Fund Solutions, LLC (since 2000)
David R. Carson Born: 1958	Vice President	Since 2016	Vice President - Director of Client Strategies, Ultimus Fund Solutions, LLC (2013 to present); President, Ultimus Managers Trust (2013-Present)
Martin R. Dean Born: 1963	Chief Compliance Officer	Since 2016	Vice President - Director of Fund Compliance, Ultimus Fund Solutions, LLC (January 2016 to present); Senior Vice President and Compliance Group Manager, Huntington Asset Services, Inc. (July 2013 to December 2015);
Stephen L. Preston Born: 1966	Anti-Money Laundering Compliance Officer	Since 2014	Vice President and Chief Compliance Officer of Ultimus Fund Distributors, LLC and Ultimus Fund Solutions, LLC (2011 to present);
Simon Berry Born: 1971	Secretary	Since 2017	Senior Attorney at Ultimus Fund Solutions, LLC (2016 to present); Staff Attorney Supervisor, Kentucky Department of Financial Institutions (2009 to 2016).

(1)	Each officer of the Fund serves for an indefinite term until the date his or her successor is elected and qualified, or until he or she sooner dies, retires, is removed or becomes disqualified.

None of the Independent Trustees or officers, except as shown above, currently holds or during the past two calendar years has held any positions with the Distributor, the Adviser, a Sub-Adviser, or any affiliates of the Fund, the Distributor, the Adviser or a Sub-Adviser. In addition, during the past two calendar years, except as discussed below, none of the Independent Trustees has held a position with the Fund or any other fund or hedge fund advised by the Adviser, a Sub-Adviser or any of their affiliates or for which the Distributor or its affiliates served as principal underwriter, or any affiliates of the Fund.

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To rely on certain exemptive rules under the 1940 Act, a majority of the Fund’s trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, two-thirds of the Trustees are comprised of Independent Trustees.

Trustee Ownership in the Fund and Family of Investment Companies

Name of Trustee	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Interested Trustee:
Gary W. Gould	Over $100,000	Over $100,000
Independent Trustees:
Carol Befanis O’Donnell	None	None
William S. Reeser	None	None

(1)	As of December 31, 2018.

As of December 31, 2018, no Independent Trustee (or his or her immediate family members) owned any class of securities of the Adviser, a Sub-Adviser, the Distributor or their affiliates.

Gary Gould, Interested Trustee, President and Chief Executive Officer of the Fund, is a Unitholder of the Fund (less than 5% of the outstanding Units of the Fund). Corporate Consulting Profit Sharing Plan is a Unitholder of the Fund (less than 5% of the outstanding Units of the Fund). Corporate Consulting Profit Sharing Plan and the Fund may be considered “affiliates” as they may be deemed under common control by the Adviser. The Adviser is the investment adviser to the Corporate Consulting Profit Sharing Plan and the Fund. As of December 31, 2018, Gary Gould and Corporate Consulting Profit Sharing Plan together owned less than 1% of the outstanding Units of the Fund. No Independent Trustee or other officers of the Fund currently own any Units of the Fund.

Independent Trustees Compensation

The table below shows the annual compensation that was paid to the Trustees as of the Fund’s fiscal year ended August 31, 2019.

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Name	Position(s) Held with Company	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation Paid to Trustee
Carol Befanis O’Donnell	Trustee	$10,000	N/A	N/A	$10,000
William S. Reeser	Trustee	$10,000	N/A	N/A	$10,000

Effective January 1, 2018, the Independent Trustees reduced their compensation such that each Independent Trustee receives, in the aggregate, a retainer fee at the annual rate of $10,000. Independent Trustees are reimbursed for their travel expenses related to Board meetings. The Trustees do not receive any pension or retirement benefits from the Fund. The officers of the Fund do not receive any additional compensation from the Fund.

Committees of the Board of Trustees

The Board has formed an Audit Committee composed of Ms. O’Donnell and Mr. Reeser. Ms. O’Donnell serves as Chairman. The functions of the Audit Committee are: (1) to oversee the Fund’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Fund’s service providers; (2) to oversee the quality and objectivity of the Fund’s financial statements and the independent audit of those statements; and (3) to the extent that Trustees are not members of the Audit Committee, to act as a liaison between the Fund’s independent registered public accounting firm and the Board. The Audit Committee met once during the last fiscal year.

The Board has formed a Nominating Committee composed of Ms. O’Donnell and Mr. Reeser. Mr. Reeser serves as Chairman. The Nominating Committee is responsible for nominating candidates for election or appointment as Independent Trustees and undertaking such other duties as shall be required of the Nominating Committee from time to time by the Board. Currently, the Nominating Committee does not consider nominees recommended by Unitholders. The Nominating Committee did not meet during the Fund’s last fiscal year.

The Board has formed a Valuation Committee composed of Mr. Gould, as PEO, Ms. O’Donnell and Mr. Reeser. Ms. O’Donnell serves as Chairman. The Chairman of the Valuation Committee may also appoint Adviser employees as non-voting committee members. The Valuation Committee is responsible for: (i) periodically reviewing the Fund’s procedures for valuing securities, and making any recommendations to the Fund with respect thereto; (ii) reviewing proposed changes to those procedures; (iii) periodically reviewing information regarding industry developments in connection with valuation; and (iv) periodically reviewing information regarding fair value and liquidity determinations made pursuant to the procedures, and making recommendations to the Board in connection therewith (whether such information is provided only to the Committee or to the Committee and the Board simultaneously). The Valuation Committee met twelve times during the last fiscal year.

The Board has formed a Qualified Legal Compliance Committee composed of Ms. O’Donnell and Mr. Reeser. Ms. O’Donnell serves as Chairman. The Qualified Legal Compliance Committee is responsible for evaluating and recommending resolutions to reports from attorneys servicing the Fund regarding evidence of material violations of applicable federal and state law or the breach of fiduciary duties under applicable federal and state law by the Fund or an employee or agent of the Fund. The Qualified Legal Compliance Committee did not meet during the last fiscal year.

Overview of Risk Management

The Board is currently comprised of three Trustees. Gary W. Gould, the Chairman of the Board, is an Interested Trustee of the Fund and the other Trustees are Independent Trustees. The Independent Trustees have designated William S. Reeser as the Lead Independent Trustee. The Lead Independent Trustee chairs Board meetings and executive sessions of the Independent Trustees, reviews and comments on Board meeting agendas, represents the views of the Independent Trustees to management and facilitates communication among the Independent Trustees.

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The Board plays an active role in the risk oversight of the Fund. The Trustees meet on a quarterly basis. Trustees also participate in special meetings and conference calls as needed. Legal counsel to the Fund provides quarterly reports to the Board regarding regulatory developments. On a quarterly basis, the Trustees review and discuss some or all of the following compliance and risk management reports relating to Fund:

•	Fund Performance/Portfolio Manager’s Commentary

•	Code of Ethics review

•	NAV Errors, if any

•	Timeliness of SEC Filings

•	Dividends and other Distributions

•	Administrator and CCO Compliance Reports

•	Fair Valuation Reports

The Audit Committee meets at least annually with the Fund’s management and independent public accountants and considers reports provided by management and the independent public accountants regarding the Fund’s audited financial statements, the Fund's accounting policies and the Fund’s internal controls over financial reporting. The Valuation Committee fair values the Fund’s interests in Private Funds (other than registered investment companies) monthly based on reports and information presented by the Adviser. The Committees report directly to the Board. The Nominating and Qualified Legal Compliance Committees meet as needed.

The Independent Trustees have engaged their own independent legal counsel to provide advice on regulatory, compliance and other topics. In addition, the Board has engaged on behalf of the Trust a Chief Compliance Officer (“CCO”) who is responsible for overseeing the implementation of the Fund’s compliance program and for evaluating the effectiveness of the compliance programs of the Fund, the Adviser, each Sub-Adviser, and the Fund’s administrator, distributor, fund accountant and transfer agent. The CCO reports to the Board at least quarterly any material compliance items that have arisen, and annually the CCO provides to the Board a comprehensive compliance report outlining the effectiveness of compliance policies and procedures of the Trust and its service providers. As part of the CCO’s risk oversight function, the CCO seeks to understand the risks inherent in the operations of the Fund and its investment advisers, administrator, distributor, fund accountant and transfer agent. Periodically the CCO provides reports to the Board that, among other things:

•	Assess the quality of the information the CCO receives from internal and external sources;

•	Assess how Fund personnel monitor and evaluate risks;
•	Assess the quality and implementation of the risk management procedures of the Fund and certain service providers; and
•	Discuss economic, industry, and regulatory developments, and recommend changes to the Fund’s compliance program as necessary to meet new regulations or industry developments.

On an annual basis, the Board conducts an assessment of the Board’s and the Trustees' individual effectiveness in overseeing the Fund. Based upon its assessment, the Board determines whether additional risk assessment or monitoring processes are required with respect to the Fund or any of its service providers. Based on the qualifications of each of the Fund’s Trustees, the risk management practices adopted by the Board and the committee structure adopted by the Board, and the size of the Board and the Fund, the Board believes that its leadership is appropriate.

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Control Persons and Principal Holders of Securities

A principal shareholder is any Unitholder who owns of record or beneficially 5% or more of the outstanding Units of the Fund. A control person is a Unitholder who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Unitholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by shareholders of the Fund. As of October 31, 2019, The H.A. & Mary K. Chapman Charitable Trust owned 34.67% and Vernon Investment Fund, LLC A owned 29.59% of the Fund’s units. As of October 31, 2019, the Unitholders listed below owned beneficially or of record approximately 5% or more of the outstanding Units of the Fund.

Name and Address	Approximate % Interest of Fund
H.A. & MARY K. CHAPMAN CHARITABLE TRUST 6100 S. YALE AVE., STE. 1816, TULSA, OK 74136	34.67%
VERNON INVESTMENT FUND LLC A 110 W. 7TH ST., STE. 1000, TULSA, OK 74119	29.59%
VERNON INVESTMENT FUND LLC B 110 W. 7TH ST., STE. 1000, TULSA, OK 74119	20.05%
CAPITAL MANAGEMENT CORP. 110 W. 7TH ST., STE. 1000, TULSA, OK 74119	11.64%

INVESTMENT ADVISORY SERVICES

The Adviser

Pursuant to the terms of the Advisory Agreement dated as of February 26, 2013, the Adviser is responsible for developing, implementing and supervising the Fund’s continuous investment program in a manner reasonably consistent with the investment objective and policies of the Fund.

As compensation for services and facilities required to be provided by the Adviser under the Advisory Agreement, the Fund will pay the Adviser a monthly fee computed at the annual rate of 1.11% of the Fund’s average monthly net assets determined as of the last Business Day of each month.

During the fiscal year ended August 31, 2019, there were no advisory fee reductions or expense reimbursements by the Adviser.

For the last three fiscal years, the advisory fees accrued, waived and retained by the Adviser were as follows:

Fiscal Year Ended August 31	Advisory Fee Accrued	Advisory Fee Waived	Advisory Fee Retained
2019	$307,987	$0	$307,987
2018	$ 399,319	$ 0	$ 399,319
2017	$ 597,544	$ 0	$ 597,544

The Advisory Agreement provides that in the absence of (i) willful misfeasance, bad faith or gross negligence in the performance of its obligations and duties under the Advisory Agreement; (ii) reckless disregard of its obligations and duties under the Advisory Agreement; or (iii) a loss resulting from a breach of a fiduciary duty, the Adviser is not subject to any liability to the Fund or any Unitholder for any mistake of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services, including without limitation, any loss the Fund sustains with respect to the purchase, sale or retention of any security on behalf of the Fund. In addition, it provides that the Adviser may act as investment adviser for any other person, firm or corporation.

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The Adviser is wholly-owned and controlled by Gary W. Gould, a Trustee, Principal Executive Officer/President and Portfolio Manager of the Trust. Mr. Gould is the sole principal and an officer and employee of the Adviser.

The Sub-Advisers

Pursuant to the terms of the Meritage Sub-Advisory Agreement and the Pluscios Sub-Advisory Agreement, dated October 1, 2018 and February 26, 2013 respectively, each of Meritage and Pluscios are responsible for managing its Allocated Assets in a manner reasonably consistent with the investment objective and policies of the Fund.

Each of the Meritage Sub-Advisory Agreement and the Pluscios Sub-Advisory Agreement (each a “Sub-Advisory Agreement”) provides that in the absence of (i) willful misfeasance, bad faith or gross negligence in the performance of its obligations and duties under the Sub-Advisory Agreement; (ii) reckless disregard of its obligations and duties under the Sub-Advisory Agreement; or (iii) a loss resulting from a breach of a fiduciary duty, the Sub-Adviser is not subject to any liability to the Fund, the Adviser or any Unitholder for any mistake of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services, including without limitation, any loss the Fund sustains with respect to the purchase, sale or retention of any security on behalf of the Fund. In addition, it provides that the Sub-Adviser may act as investment adviser for any other person, firm or corporation.

As compensation for services and facilities required to be provided by Meritage as Sub-Adviser under its Sub-Advisory Agreement dated as of October 1, 2018, the Adviser (and not the Fund) will pay Meritage a monthly fee computed at the annual rate of 0.75% of the Allocated Assets, determined as of the last Business Day of the month. As compensation for services and facilities required to be provided by Pluscios under its Sub-Advisory Agreement dated as of February 26, 2013, the Adviser (and not the Fund) will pay Pluscios a monthly fee computed at the annual rate of 0.87% of the Allocated Assets determined as of the last Business Day of the month.

For the last three fiscal years, the sub-advisory fees accrued by the Adviser, the sub-advisory fees waived by Meritage and Pluscios and the sub-advisory fees retained by Meritage and Pluscios were as follows:

Fiscal Year Ended August 31	Sub-Advisory Fee Accrued by Adviser	Sub-Advisory Fee Waived by Sub-Adviser	Sub-Advisory Fee Retained by Sub-Adviser
Meritage Capital, LLC
2019	$55,602	$0	$55,602
2018	$ 49,145	$ 0	$ 49,145
2017	$ 98,886	$ 0	$ 98,886
Pluscios Management LLC
2019	$90,430	$0	$90,430
2018	$ 85,531	$ 0	$ 85,531
2017	$ 102,972	$ 0	$ 102,972

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Meritage is owned and controlled by Brown Advisory Management, LLC, an investment and strategic advisory firm.

Pluscios is controlled through equity interests by Constance T. Teska and Kelly A. Chesney.

ADMINISTRATOR, FUND ACCOUNTANT, TRANSFER AGENT AND COMPLIANCE SERVICES

Ultimus, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 provides administration, compliance, fund accounting and transfer agency services to the Fund pursuant to a Services Agreement (the “Ultimus Services Agreement”). For its services, the Fund pays Ultimus an annual bundled fee for administration, fund accounting and transfer agency services. In addition, the Fund pays Ultimus separate fixed fees to make certain filings and for compliance services. The Fund also pays Ultimus for out-of-pocket expenses incurred on the Fund’s behalf. The fee is accrued and paid monthly based on the net assets for the prior month and subject to monthly minimums.

As administrator, Ultimus administers the Fund’s operations in such manner and to such extent as may be authorized by the Board. The administrator’s responsibilities include, but are not limited to, (1) overseeing the performance of administrative and professional services rendered to the Fund by others, including its custodian, transfer agent and dividend disbursing agent as well as legal, auditing, shareholder servicing and other services performed for the Fund; (2) preparing for filing and filing certain regulatory filings (i.e. registration statements and semi-annual reports) subject to Trust counsel and/or independent auditor oversight; (3) overseeing the preparation and filing of each Fund’s tax returns, financial statements and related reports to the Fund’s shareholders, the SEC and state and other securities administrators; (4) providing the Fund with adequate general office space and facilities and persons suitable to the Board to serve as officers of the Trust; (5) assisting the Adviser in monitoring Fund holdings for compliance with prospectus investment restrictions and in the preparation of periodic compliance reports; and (6) with the cooperation of the Adviser, the officers of the Fund and other relevant parties, preparing and disseminating materials for meetings of the Board.

As fund accountant, Ultimus provides fund accounting services to the Fund. These services include calculating the NAV of the Fund.

Ultimus provides a Vice President, Principal Financial Officer, a Chief Compliance Officer, a Secretary, and an Anti-Money Laundering Compliance Officer to the Fund, as well as certain additional compliance support functions, pursuant to the Ultimus Services Agreement.

The Ultimus Services Agreement continues in effect, unless earlier terminated by the Fund or Ultimus, for a period of one year. Thereafter, unless otherwise terminated, the Ultimus Services Agreement shall be renewed automatically for successive one-year periods. The Ultimus Services Agreement may be terminated without penalty for cause (as defined in the Ultimus Services Agreement) upon the provision of thirty (30) days’ advance written notice by the party alleging cause. The Ultimus Services Agreement may also be terminated without penalty by provision of one hundred twenty (120) days’ written notice.

Under the Ultimus Services Agreement, Ultimus is liable for any damages arising directly or indirectly out of Ultimus' failure to perform its duties under the agreement to the extent such damages arise directly or indirectly out of Ultimus' willful misfeasance, bad faith, negligence in the performance of its duties, or reckless disregard of its obligations and duties under the agreement. Ultimus’ maximum cumulative aggregate liability under the agreement is limited to the total fees Ultimus was paid in the most-recent twenty-four-month period. The limitation on liability, however, does not apply to any liability arising as a result of the willful default, fraud or negligence of Ultimus.

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For the last three fiscal years, the fees accrued by, waived and retained by Ultimus were as follows:

Fiscal Year Ended August 31	Fees Accrued	Fees Waived	Fees Retained
2019	$51,600	$0	$51,600
2018	$ 53,115	$ 0	$ 53,115
2017	$ 61,029	$ 0	$ 61,029

DISTRIBUTOR

The Distributor, Ultimus Fund Distributors, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, acts as distributor of the Units during the continuous offering of the Units pursuant to the Distribution Agreement. Pursuant to the Distribution Agreement, the Distributor will pay only the costs incurred in qualifying as a broker or dealer under state and federal laws and in establishing and maintaining its relationships with the dealers selling the Units. All other costs in connection with the offering of the Units will be paid by the Fund’s investment adviser(s). These costs include, but are not limited to, distribution fees, unitholder servicing fees, set up costs or other fees or compensation paid to the dealers or others selling or servicing the Units, licensing fees, filing fees (including FINRA), travel and such other expenses as may be incurred by Distributor on behalf of the Fund. The Fund assumes and pays all charges and expenses of its operations not specifically assumed or otherwise to be provided by the Distributor or Adviser under the Distribution Agreement. The Fund pays, among other things: (i) all fees and expenses in connection with the registration of the Fund and the Units under the United States securities laws and the registration and qualification of Units for sale in the various jurisdictions in which the Fund shall determine it advisable to qualify such Units for sale; and (ii) the cost of preparing and printing of sufficient copies of the Fund’s Prospectus, SAI, and any other sales material (and any supplements or amendments thereto).

The Distribution Agreement continues in effect from year to year, so long as such continuance is approved at least annually by a vote of the Board or the vote of a majority of the outstanding Units of the Fund, in accordance with Section 15 of the 1940 Act.

The Distribution Agreement may be terminated, without the payment of any penalty (i) through a failure to renew at the end of a term, or (ii) upon mutual consent of the Fund and the Distributor. Further, the Distribution Agreement may be terminated upon no less than 60 days’ written notice, by either the Distributor or the Fund through a vote of a majority of the Independent Trustees, who have no direct or indirect financial interest in the operation of this Agreement or by a vote of a majority of the outstanding voting securities of the Fund, in accordance with, and as defined in, Section 15 of the 1940 Act, or by the Distributor.

Pursuant to the Distribution Agreement among the Fund, the Distributor and the Adviser, the Adviser pays the Distributor for the distribution services provided to the Fund under the Distribution Agreement.

Neither the Distributor nor any other broker or dealer is obligated to buy from the Fund any of the Units.

The Distributor is not affiliated with the Adviser or the Custodian, but is an affiliate of Ultimus.

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CUSTODIAN

MUFG Union Bank, N.A. serves as the custodian of the Fund’s assets, and may maintain custody of assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies). Assets of a Private Fund are not held by the Adviser or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 350 California Street, 6th Floor, San Francisco, California 94104.

The Private Funds in which the Fund may invest, including those for which a Sub-Adviser also provides advisory services, custody their assets with unaffiliated qualified custodians such as banks. These Private Funds disseminate audited financial statements to investors at least annually.

PORTFOLIO MANAGER

The person responsible for investment decisions with respect to the Fund is: Mr. Gary W. Gould. Mr. Gould has served as Managing Principal of the Adviser for the past seventeen years. Mr. Gould has a B.S. in Finance from Oklahoma State University. Mr. Gould has over thirty years of investment advisory experience, which has included providing investment advisory services to Fortune 100 companies, Banking, Insurance, Endowments and Foundations and High Net Worth clients. Mr. Gould has managed Alpha exposure strategies since October 1, 1998. He has over 22 years of experience in analyzing and investing in hedge fund and hedge fund of funds strategies. In addition, Mr. Gould has over twenty years of experience utilizing financial futures to provide Beta exposure.

Account Management Disclosure

The following information is as of August 31, 2019 and is for the person who is primarily responsible for day-to-day management of the Fund:

	Number of Other Accounts Managed And Assets by Account Type			Number of Accounts and Assets For Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles ($mils)	Other Accounts ($mils)	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Gary W. Gould	0	0	8 ($93)	0	0	0

Beneficial Ownership By Portfolio Manager

As of August 31, 2019, the Portfolio Manager owned Units valued in the range of $100,001-$500,000.

Compensation Disclosure

The Portfolio Manager receives a salary from the Adviser and participates in the profitability of the Adviser based on his ownership of the Adviser.

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Conflicts of Interest

The investment activities of the Portfolio Manager with respect to the Fund and with respect to other accounts he manages may give rise to conflicts of interest that may disadvantage the Fund. For example, the Portfolio Manager manages other accounts with like investment strategies and the fees paid by the Fund and the other accounts could differ. Thus, the Portfolio Manager could favor one account over another in allocating new investment opportunities that have limited supply or in the order in which it places orders to redeem identical investments. The Adviser believes that these risks are mitigated by the fact that accounts with like investment strategies managed by the Portfolio Manager are generally managed in a similar fashion and the Adviser has a policy that seeks to allocate opportunities on a fair and equitable basis and to redeem investments proportionally.

PORTFOLIO TRANSACTIONS

Purchases and Sales of Private Funds and Other Investments

The Fund will purchase interests in a Private Fund directly from the Private Fund and such purchases may be, but are generally not, subject to transactional expenses.

Purchases and sales of portfolio investments that are Fixed Income Securities (for instance, money market instruments and bonds, notes and bills) usually are principal transactions. In a principal transaction, the party from whom the Fund purchases or to whom the Fund sells is acting on its own behalf (and not as the agent of some other party such as its customers). These securities normally are purchased directly from the issuer or from an underwriter or market maker for the securities.

Purchases and sales on an exchange are generally subject to commission charges which are negotiated. Purchases and sales in the over-the-counter markets are effected pursuant to principal transactions with a market maker.

When transactions are executed in an over-the-counter market, the Adviser will seek to deal with the primary market makers; but when necessary in order to obtain best execution, the Adviser will utilize the services of others.

The price of securities purchased from underwriters includes a disclosed fixed commission or concession paid by the issuer to the underwriter, and prices of securities purchased from dealers serving as market makers reflects the spread between the bid and asked price.

In the case of transactions in the over-the-counter markets, there is generally no stated commission, but the price usually includes an undisclosed commission or markup.

The following table shows the aggregate brokerage commissions paid by the Fund during each of the past three fiscal years.

FSI Low Beta Absolute Return Fund
Year Ended August 31, 2019	$1,399
Year Ended August 31, 2018	$5,142
Year Ended August 31, 2017	$12,306

The Adviser and Sub-Advisers may place portfolio transactions with broker-dealers selected by and at the discretion of the Adviser and Sub-Advisers. The Fund does not have any obligation to deal with a specific broker or dealer in the execution of portfolio transactions. Allocations of transactions to brokers and dealers and the frequency of transactions are determined by the Adviser and Sub-Advisers in their best judgment and in a manner deemed to be in the best interest of the Fund rather than by any formula.

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The Adviser and Sub-Advisers seek “best execution” for all portfolio transactions. Although, the Adviser and Sub-Advisers seek the most favorable price and execution available, the Fund may not always obtain the best price or pay the lowest commission. The Adviser and Sub-Advisers seek to obtain the most favorable price and execution available to the Fund by evaluating factors such as the cost of dealer spreads or commissions paid in connection with securities transactions, the size of the order, difficulty of execution, speed and quality of execution as well as any risk involved in the transaction. The Adviser and Sub-Advisers may also utilize a broker and pay a less favorable commission if such broker has specific expertise in a particular type of transaction.

Portfolio Turnover

The frequency of portfolio transactions of the Fund (the portfolio turnover rate) will vary from year to year depending on many factors but is not expected to exceed 100% per year. An annual portfolio turnover rate of 100% would occur if all the securities in the Fund were replaced once in a period of one year. Higher portfolio turnover rates may result in increased transaction costs to the Fund and a possible increase in short-term capital gains (taxable to Unitholders as ordinary income when distributed to them) or losses.

Portfolio turnover rate is defined under the rules of the SEC as the value of the securities purchased or securities sold, excluding all securities whose maturities at time of acquisition were one year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one year, are excluded from the calculation of portfolio turnover rate.

The Fund’s portfolio turnover rate for the fiscal periods ended August 31, 2019, 2018, and 2017, was 4%, 0%, and 7% respectively.

THE FUND EXPENSES

The Fund will bear all expenses incurred in its business and operations. Expenses borne by the Fund include, but are not limited to, the following:

•	All costs and expenses associated with the registration of the Fund under, and compliance with, any applicable federal or state laws;

•	Attorneys’ fees and disbursements associated with updating the Fund’s registration statement, Prospectus and other offering related documents (the “Offering Materials”); the costs of printing the Offering Materials; the costs of distributing the Offering Materials to prospective investors; and attorneys’ fees and disbursements associated with the preparation and review thereof;

•	The costs and expenses of holding meetings of the Board and any meetings of Unitholders, including legal costs associated with the preparation and filing of proxy materials;

•	The fees and disbursements of the Fund’s counsel, legal counsel to the Independent Trustees, independent registered public accounting firm for the Fund and other consultants and professionals engaged on behalf of the Fund;

•	All costs and expenses associated with the Fund’s tender offers;

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•	The fees payable to various service providers;

•	All costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Unitholders;

•	The costs of a fidelity bond and any liability insurance obtained on behalf of the Fund;

•	All expenses associated with computing the Fund’s NAV, including any equipment or services obtained for these purposes; and

•	Such other types of expenses as may be approved from time to time by the Board.

The Private Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Fund. The Private Fund Managers generally will charge asset-based fees to and receive performance-based allocations from the Private Funds, which will generally reduce the investment returns of the Private Funds and the amount of any distributions from the Private Funds to the Fund. These expenses, fees and allocations will be in addition to those incurred by the Fund itself.

CODE OF ETHICS

The Fund, the Adviser, the Sub-Advisers and the Distributor have each adopted a code of ethics. Each code is designed to detect and prevent improper personal trading by persons subject to the code. A code of ethics permits persons subject to the code to invest in securities that may be purchased or held by the Fund, including securities that may be purchased or held by a Private Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics of the Fund, the Adviser, each Sub-Adviser and the Distributor are included as exhibits to the Fund’s registration statements filed with the SEC. The codes of ethics are also available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

VOTING OF PROXIES

A copy of the Fund’s proxy voting procedures are included in Exhibit A to this SAI. The proxy voting policies of each of the Adviser, Meritage and Pluscios are included as Exhibit B, Exhibit C, and Exhibit D, respectively, to this SAI. Information regarding how the Fund voted proxies relating to securities of the Fund during the most recent 12-month period ended June 30 is available: (i) without charge, upon request, by calling (877) 379-7380; and (ii) on the SEC’s website at http://www.sec.gov.

CERTAIN TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the Fund and to an investment in Units. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following summary does not describe tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of Unitholders subject to special treatment under U.S. federal income tax laws, including Unitholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that Unitholders hold Units as capital assets (generally, property held for investment). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this Prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this summary. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service (“IRS”) regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local income tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets.

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Tax matters summarized herein are very complicated and the tax consequences to a Unitholder will depend on the facts of its particular situation. Unitholders are encouraged to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Tax reform legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017. The Tax Act makes significant changes to the U.S. federal income tax rules for individuals and corporations, generally effective for taxable years beginning after December 31, 2017. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The application of certain provisions of the Tax Act is uncertain, and the changes in the Tax Act may have indirect effects on the Fund, its investments and its shareholders that cannot be predicted. In addition, legislative, regulatory or administration changes could be enacted or promulgated at any time, either prospectively or with retroactive effect. Prospective shareholders should consult their tax advisors regarding the implications of the Tax Act on their investment in the Fund.

Specifically, the following changes made by the Tax Act affect possible investments by the Fund and the taxation of prospective unitholders. First, the Tax Act reduces the dividend received deduction percentage from 70% to 50% for ordinary dividends paid to corporate Unitholders. Thus, a greater percentage of the ordinary dividend paid by the Fund to the corporate Unitholder will be subject to income tax. Second, the Tax Act repeals the alternative minimum tax (“AMT”) for corporate Unitholders and reduces the number of non-corporate Unitholders subject to AMT. Third, the Tax Act repealed the deduction of investment management fees as miscellaneous itemized deductions. A RIC may deduct these expenses when determining the amount available to be distributed to a Unitholder. Thus, a Unitholder may receive better tax treatment with regard to these expenses than an investor who directly invests in the same investments.

A “U.S. Unitholder” is a beneficial owner of Units that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the U.S.;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	a trust, if a court within the U.S. has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Unitholder” is a beneficial owner of Units that is not a U.S. Unitholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a prospective Unitholder is a partnership, a partner of such a partnership should consult its tax advisers with respect to the purchase, ownership and disposition of Units.

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Election to be Taxed as a RIC

The Fund has elected to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to Unitholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (that are described below). In addition, the Fund must distribute to Unitholders, for each taxable year, an amount equal to at least 90% of the Fund’s “investment company taxable income,” which is generally its ordinary income plus the excess of realized net short-term capital gain over realized net long-term capital loss, reduced by deductible expenses, referred to herein as the “Annual Distribution Requirement.”

Taxation as a RIC

If the Fund:

•	qualifies as a RIC; and

•	satisfies the Annual Distribution Requirement;

then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (generally, realized net long-term capital gain in excess of realized net short-term capital loss) distributed to Unitholders. The Fund will be subject to U.S. federal income tax at regular corporate rates on any income or capital gain not distributed (or deemed distributed) to Unitholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of: (1) 98% of the Fund’s ordinary income for each calendar year; (2) 98.2% of the Fund’s capital gain net income for the one-year period generally ending October 31 in that calendar year; and (3) any income realized, but not distributed, in preceding years, which is referred to as the “Excise Tax Avoidance Requirement.” The Fund currently intends to make sufficient distributions each taxable year to satisfy the Excise Tax Avoidance Requirement.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or foreign currencies, or other income (including but not limited to, gains from options, futures or forward contracts) derived with respect to the Fund’s business of investing in such stock, securities or currencies, which the Fund refers to as the “90% Income Test;” and

•	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:

-	at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer; and

-	no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of one issuer, the securities of two or more issuers that are controlled, as determined under applicable tax rules, by the Fund and that are engaged in the same or similar or related trades or businesses, or the securities of one or more qualified publicly traded partnerships which the Fund refers to as the “Diversification Tests.”

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To facilitate compliance with the RIC tax requirements, the Fund intends to invest substantially all of the Alpha Engine in “passive foreign investment companies” or “PFICs.” A PFIC is an offshore investment fund that is treated as a corporation for U.S. tax purposes. Subchapter M of the Code does not require the Fund to look through to the underlying investments held in the portfolios of PFICs in order to determine compliance with the RIC tax requirements. Investments in PFICs may involve costs, including withholding taxes, that the Fund would not incur if it invested in U.S. domestic investment funds. Also, the “Foreign Account Tax Compliance Act” (“FATCA”) incorporated into the Code generally will require a PFIC to register with the IRS and agree to identify certain of its direct and indirect U.S. account holders in order to avoid a U.S. withholding tax of 30% on certain payments (including payments of gross proceeds) made with respect to actual and deemed U.S. investments.

The Fund may also be required to recognize taxable income from PFIC investments in circumstances in which the Fund does not receive cash. Specifically, the Fund may elect to mark-to-market at the end of each taxable year its interests in Private Funds that are classified as PFICs for U.S. federal income tax purposes. As a result of the “mark-to-market election”, at the end of each taxable year the Fund would recognize as ordinary income any increase in the value of such interests, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Because any mark-to-market income will be included in investment company taxable income for each taxable year, the Fund may be required to make a distribution to Unitholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement, even though the Fund will not have received any corresponding cash amount.

If the Fund borrows money, the Fund may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on the Fund’s payment of dividends may prevent the Fund from meeting the Annual Distribution Requirement, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC, or subject the Fund to the 4% excise tax.

The Fund is permitted under the 1940 Act (and is expected) to borrow funds and to sell assets in order to satisfy distribution requirements. However the Fund, under the 1940 Act, is not permitted to make distributions to Unitholders while its debt obligations and senior securities are outstanding unless certain asset coverage tests are met. Moreover, the Fund’s ability to dispose of assets to meet the distribution requirements may be limited by: (1) the illiquid nature of its portfolio; and (2) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests.

If the Fund disposes of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

If the Fund fails to satisfy the Annual Distribution Requirement or otherwise fails to qualify as a RIC in any taxable year, the Fund will be subject to tax in that year on all of its taxable income, regardless of whether the Fund makes any distributions to Unitholders. In that case, all of the Fund’s income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to Unitholders. In contrast, assuming the Fund qualifies as a RIC, its corporate-level U.S. federal income tax should be substantially reduced or eliminated.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

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Taxation of U.S. Unitholders

Distributions by the Fund generally are taxable to U.S. Unitholders as ordinary income or long-term capital gain. Distributions of the Fund’s “investment company taxable income” (which is, generally, ordinary income plus realized net short-term capital gain in excess of realized net long-term capital loss, reduced by deductible expenses) will be taxable as ordinary income to U.S. Unitholders to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Units. Because the Fund will invest mostly in PFICs, it is anticipated that distributions of the Fund’s “investment company taxable income” will not be eligible for the dividends received deduction allowed to corporate Unitholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions of the Fund’s net capital gain (which is generally the Fund’s realized net long-term capital gain in excess of realized net short-term capital loss) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Unitholder as long-term capital gains, currently subject to reduced rates of U.S. federal income tax in the case of non-corporate U.S. Unitholders, regardless of the U.S. Unitholder’s holding period for its Units and regardless of whether paid in cash or reinvested in additional Units. However, due to the Fund’s principal investment strategy focusing on investments in PFICs, most of the Fund’s income is expected to be ordinary income, and therefore most distributions are not expected to be designated as “capital gain dividends” eligible for the reduced rate of tax. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Unitholder’s adjusted tax basis in such Unitholder’s Units and, after the adjusted basis is reduced to zero, will constitute capital gain from the sale of Units to such U.S. Unitholder.

Income from the Fund may also be subject to a 3.8% “Medicare tax”. The Medicare tax applies to individuals who have net investment income and adjusted gross income in excess of certain income thresholds set forth in the Code. The Medicare tax also applies to trusts and estates that have undistributed net investment income and adjusted gross income that would be subject to the maximum income tax rate for an estate or trust.

For purposes of determining whether the Annual Distribution Requirement is satisfied for any year and the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Unitholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Unitholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Unitholders on December 31 of the year in which the dividend was declared. Unitholders who receive distributions in the form of Units will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions. Dividends and other taxable distributions are taxable to Unitholders even though they are reinvested in additional Units.

Pursuant to the Fund’s “opt out” dividend reinvestment plan, when the Fund declares a dividend, each Unitholder that has not made a Distribution Election will automatically have their dividends reinvested in additional Units. To the extent Unitholders make a Distribution Election, the Fund may pay any or all such dividends in a combination of cash and Units. Depending on the circumstances of the Unitholder, the tax on the distribution may exceed the amount of the distribution received in cash, if any, in which case such Unitholder would have to pay the tax using cash from other sources. A Unitholder that receives Units pursuant to a distribution generally has a tax basis in such Units equal to the amount of cash that would have been received instead of Units as described above, and a holding period in such Units that begins on the Business Day following the payment date for the distribution.

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A U.S. Unitholder generally will recognize taxable gain or loss if the U.S. Unitholder sells or otherwise disposes of its Units. Such Unitholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Units sold or otherwise disposed of. Upon such disposition of such Unitholder’s Units, the Fund will report the gross proceeds and cost basis to such Unitholder and the IRS. For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless such Unitholder instructs the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification. The cost basis method elected by the Unitholder (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units. If a Unitholder holds its Units through a broker (or other nominee), such Unitholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for its account. Unitholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to them.

Any gain arising from a sale or disposition generally will be treated as long-term capital gain or loss if the Unitholder has held its Units for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Units held for six (6) months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Units. In addition, all or a portion of any loss recognized upon a disposition of Units may be disallowed if other Units are purchased (whether through reinvestment of distributions or otherwise) within 30 calendar days before or after the disposition.

In general, non-corporate U.S. Unitholders currently are subject to reduced rates of U.S. federal income tax on their net capital gain (generally, the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in Units). Such rate currently is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Unitholders currently are subject to U.S. federal income tax on net capital gain at same rates that apply to ordinary income; provided, however, that the maximum rate applicable to capital gains is 21%. Non-corporate U.S. Unitholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. Unitholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Unitholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

The Fund will send to each U.S. Unitholder, as promptly as possible after the end of each calendar year, but in no event later than the Fund’s distribution of Form 1099, a notice detailing, on a per Unit and per distribution basis, the amounts includible in such U.S. Unitholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Unitholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at the rate set forth in Section 3406 of the Code, from all taxable distributions to any non-corporate U.S. Unitholder: (1) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Unitholder is exempt from backup withholding; or (2) with respect to whom the IRS notifies the Fund that such Unitholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Unitholder’s U.S. federal income tax liability and may entitle such Unitholder to a refund; provided that proper information is timely provided to the IRS.

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Taxation of U.S. Tax-Exempt Unitholders (Acquisition Indebtedness)

U.S. tax-exempt entities, including, but not limited to, ERISA Plans and IRAs, are generally subject to federal income tax on unrelated business taxable income or UBTI. UBTI includes “unrelated debt-financed income,” which generally consists of (i) income derived by an exempt organization (directly or indirectly through an interest in another entity) from income-producing property with respect to which there is “acquisition indebtedness” (as defined in the Code) at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or indirectly through an interest in another entity) from the disposition of property with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of such disposition.

Generally, distributions by the Fund, like distributions by a corporation, will not be taxable to U.S. tax exempt Unitholders even if such dividends are attributable to UBTI.

A portion of the dividends and capital gains distributed by the Fund to a U.S. tax-exempt Unitholder and attributable to UBTI would, however, be subject to federal income tax if the tax-exempt Unitholder borrowed money to acquire its investment in the Fund. Moreover, a U.S. tax-exempt Unitholder will recognize UBTI from the sale of some or all of its interest in the Fund if the Unitholder has outstanding “acquisition indebtedness” at any time during the twelve month period ending with the date of the sale.

Taxation of Non-U.S. Unitholders

Whether an investment in Units is appropriate for a Non-U.S. Unitholder will depend upon that person’s particular circumstances. An investment in Units by a Non-U.S. Unitholder may have material and adverse tax consequences. Non-U.S. Unitholders should consult their tax advisers before investing in Units.

Distributions of the Fund’s “investment company taxable income” to Non-U.S. Unitholders, subject to the discussion below, will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Unitholder, and, if an income tax treaty applies, are attributable to a permanent establishment in the U.S. of the Non-U.S. Unitholder, in which case the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, the Fund will not be required to withhold federal tax if the Non-U.S. Unitholder complies with applicable certification and disclosure requirements. Special certification requirements apply to certain foreign entities, including foreign trusts and foreign partnerships, and Non-U.S. Unitholders are urged to consult their tax advisers in this regard.

Actual or deemed distributions by the Fund of capital gain dividends to a Non-U.S. Unitholder and gain realized by a Non-U.S. Unitholder upon the sale of Units will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax (a) unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Unitholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Unitholder in the U.S. or (b) the Non-U.S. Unitholder is an individual, has been present in the U.S. for 183 calendar days or more during the taxable year, and certain other conditions are satisfied.

If the Fund distributes its net capital gain, if any, in the form of deemed rather than actual distributions (which the Fund may do in the future), a Non-U.S. Unitholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Non-U.S. Unitholder’s allocable share of the tax the Fund pays on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. Unitholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Unitholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. Unitholder, distributions (both actual and deemed), and gains realized upon the sale of the Fund’s common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable income tax treaty). Accordingly, investment in Units may not be appropriate for certain Non-U.S. Unitholders.

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A Non-U.S. Unitholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Unitholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Unitholder or otherwise establishes an exemption from backup withholding.

FATCA will generally impose a U.S. withholding tax of 30% on payments to certain foreign entities of U.S.-source dividends and the gross proceeds from dispositions of shares that produces U.S.-source dividends, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. To avoid withholding under these provisions, certain Non-U.S. Unitholders may need to enter into information-sharing agreements with the IRS in which they agree to identify and report information to the IRS each year on their U.S. accounts and withhold on “passthrough payments” to certain accountholders or owners who do not provide information or comply with the FATCA requirements. Non-U.S. Unitholders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and sale or disposition of Units.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Units.

Failure to Qualify as a RIC

If the Fund were unable to qualify for treatment as a RIC, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate rates. The Fund would not be able to deduct distributions to Unitholders, nor would they be required to be made. Distributions would generally be taxable to non-corporate Unitholders as ordinary dividend income eligible for the reduced rates of U.S. federal income tax to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. Unitholders would be eligible for the dividends received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Unitholder’s tax basis, and any remaining distributions would be treated as a capital gain. If the Fund were to fail to meet the RIC requirements in its first taxable year or, with respect to later years, for more than two consecutive years, and then to seek to re-qualify as a RIC, the Fund would be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding ten year period.

CERTAIN ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to assets of an ERISA Plan, or a plan or other arrangement such as an IRA or Keogh plan subject to Section 4975 of the Code should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Fund.

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ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to a Plan, including the duty of prudence, the suitable allocation of assets within and across different asset classes, the avoidance of prohibited transactions and other standards. In determining whether a particular investment is appropriate for a Plan, a fiduciary of a Plan must comply with rules adopted by the DOL, which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of a Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to the suitable allocation of assets within and across different asset classes, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives; and (5) consider limitations imposed by ERISA on the fiduciary’s ability to delegate fiduciary responsibilities to other parties.

Before investing the assets of a Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its Plan, and whether the assets of the Plan would be suitably allocated within and across different asset classes if the investment is made. If a fiduciary of a Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Regulations promulgated by the DOL provide that, because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. As a result: (1) none of the Adviser, the Sub-Advisers, Private Fund Managers or managers of Sub-Funds will be fiduciaries with respect to those Plans within the meaning of ERISA, such that these parties will not be subject to ERISA’s fiduciary standards described above in their activities; and (2) transactions involving the assets and investments of the Fund, the Alpha Engine, Buffer Account, and the Beta Exposure will not be subject to the provisions of ERISA or Section 4975 of the Code, which might otherwise constrain the management of these entities.

The Fund will require an ERISA Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Certain prospective Plan investors may currently maintain relationships with the Adviser or the Sub-Advisers or with other entities that are affiliated with the Adviser or the Sub-Advisers. Each of the Adviser or the Sub-Advisers and their affiliates may be deemed to be a party in interest or disqualified person (as defined in ERISA and the Code, respectively) to and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. Prior to a Plan’s investment in the Fund, each Fiduciary of the Plan that is responsible for the Plan’s investments will be required to execute a subscription document on behalf of the Plan and to personally represent that: (A) each Fiduciary is a “fiduciary” of such Plan within the meaning of Section 4975(e)(3) of the Code or other comparable non-ERISA laws and such person is authorized to execute the subscription document on behalf of the Plan; (B) each Fiduciary responsible for the Plan’s investments has executed the subscription document; (C) each Fiduciary is: (1) responsible for the decision to invest in the Fund; and (2) qualified to make such investment decision; (D) the decision to invest the Plan’s assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and other applicable laws; (E) the purchase of the Unit(s) by the Plan will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the IRC; and (F) unless otherwise indicated in writing to the Fund, the Plan is not a participant-directed defined contribution plan.

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The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained in this SAI, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Units.

VALUATION OF ASSETS

The Fund will compute its NAV based on the market close as of the last Business Day of each month or at such other times as approved by the Board. The NAV of the Fund will equal the value of the assets of the Fund less all of its liabilities, including accrued fees and expenses. It is expected that the assets of the Fund will consist primarily of the Fund’s interest in the Private Funds, the Beta Exposure and the Buffer Account.

The Board has approved valuation procedures pursuant to which the Fund’s Valuation Committee will value Fund investments in Private Funds at fair value. As a general matter, the fair value of the Fund’s interest in a Private Fund will represent the amount that the Fund could reasonably expect to receive from a Private Fund or from a third party if the Fund’s interest were redeemed or sold at the time of valuation, based on information available at the time the valuation is made and that the Fund reasonably believes to be reliable. In accordance with these procedures, fair value ordinarily will be the value determined as of each month end for each Private Fund in accordance with the Private Fund’s valuation policies and reported by the Private Fund at or about the time of such valuation to the Fund or its agent. The Fund may not have a Private Fund’s reported valuation as of the time that the Fund calculates its NAV in the event that the Private Fund does not report a value to the Fund on a timely basis. In such cases, the Valuation Committee would determine the fair value of such a Private Fund based on any relevant information available at the time of determination, including the most recent value reported by the Private Fund. Any values reported as estimated or final values will reasonably reflect market values of securities for which market quotations are available or fair value as of the date a Private Fund determines its NAV.

Prior to investing in any Private Fund, the Adviser and/or the Sub-Advisers will conduct a due diligence review of the valuation methodology utilized by the Private Fund. As a general matter, such review will include a determination of whether the Private Fund utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Board provide that the Valuation Committee will consider valuations provided by Private Funds in determining their respective fair values, the Fund and its agents will not be able to confirm independently the accuracy of valuation calculations provided by the Private Funds (which are unaudited except for the NAV calculation as of fiscal year end).

The Fund’s valuation procedures require the Valuation Committee to consider relevant information available at the time that assesses the fair value of Fund portfolio asset. The Valuation Committee will consider such information, and may conclude in certain circumstances that the information provided by a Private Fund Manager does not represent the fair value of the Fund’s interests in the Private Fund. Although redemptions of interests in Private Funds are subject to advance notice requirements, Private Funds will typically make available NAV information to their investors which represents the price at which, even in the absence of redemption activity, the Private Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Private Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following the Fund’s valuation procedures, in the absence of specific transaction activity in interests in a particular Private Fund, the Fund may consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. Consistent with industry practice, the Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Private Fund. In other cases, as when a Private Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Private Fund interests, the Fund may determine that it is appropriate to apply a discount to the NAV of the Private Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

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The valuations reported by the Private Funds may be subject to later adjustment by the Private Fund Managers or Private Funds’ administrators, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of the Private Funds are audited by those funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the NAV of the Fund, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Unitholders who had their Units repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations adversely affect the Fund's NAV, the outstanding Units will be adversely affected by prior repurchases to the benefit of Unitholders who had their Units repurchased at a NAV per Unit higher than the adjusted amount.

Conversely, any increases in the NAV per Unit resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Units and to the detriment of Unitholders who previously had their Units repurchased at a NAV per Unit lower than the adjusted amount. The same principles apply to the purchase of Units. New Unitholders may be affected in a similar way.

The valuation procedures approved by the Board provide that, where deemed appropriate by the Valuation Committee and consistent with the 1940 Act, investments in Private Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund’s investment will be valued in a manner that the Valuation Committee, in accordance with procedures approved by the Board, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the valuation policies utilized by the Valuation Committee are fair to the Fund and consistent with applicable regulatory guidelines.

To the extent the Adviser and the Sub-Advisers invest the assets of the Fund in securities or other instruments that are not investments in Private Funds, the Fund will generally value such assets as described below. Securities traded or dealt in one or more securities exchanges and not subject to restrictions against resale in the market are generally valued at the last quoted sale on the primary exchange on which the securities are traded, or in the absence of a sale, at the mean of the last bid and asked prices. Securities not traded on any securities exchange for which over-the-counter market quotations are readily available shall be valued at the mean of the last bid and asked prices. Debt securities may also be valued based on broker/dealer supplied quotations or pursuant to matrix pricing provided by a Board approved pricing service. Matrix pricing is a method of valuing securities by reference to the value of other securities with similar characteristics such as rating, interest rate and maturity. Redeemable securities issued by a registered open-end investment company will be valued at the investment company’s NAV per share. If market quotations are not readily available or deemed to be unreliable by the Adviser or a Sub-Adviser, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

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In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for an asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Valuation Committee will reevaluate its fair value methodology for such securities to determine what, if any, adjustments should be made to the methodology.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Fund’s Board.

The Adviser and the Sub-Advisers act as investment adviser to other clients that may invest in securities for which no public market price exists. The Adviser, the Sub-Advisers or other parties responsible for valuing such securities may use other methods of valuation in these contexts that may result in differences in the value ascribed to the same security owned by the Fund and other clients. Consequently, the fees charged to the Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Adviser’s management fees and the costs of any borrowings, are accrued on a monthly basis on the day that the NAV is calculated and taken into account for the purpose of determining the NAV.

Prospective Unitholders should be aware that situations involving uncertainties as to the value of Fund positions could have an adverse effect on the NAV of the Fund if the value judgments of the Valuation Committee, the Board, Private Fund Managers, or managers of Sub-Funds should prove incorrect. Also, Private Fund Managers and managers of Sub-Funds will only provide determinations of the NAV of Private Funds or Sub-Funds on a periodic basis, typically monthly. Consequently, it may not be possible to determine the NAV of the Fund more frequently.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

BBD, LLP (“BBD”) serves as the independent registered public accounting firm of the Fund. Its principal business address is 1835 Market St, 3rd Floor, Philadelphia, PA 19103 and the services that it provides to the Fund includes audit services and tax services. BBD audits the annual financial statements of the Fund and provides the Fund with an audit opinion. BBD also reviews certain regulatory filings of the Fund.

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Bernstein Shur Sawyer & Nelson serves as Counsel to the Independent Trustees and Legal Counsel of the Fund. Its principal business address is 100 Middle Street, Portland, Maine 04101.

SUMMARY OF DECLARATION OF TRUST

The following is a summary description of additional items and of select provisions of the Declaration of Trust that are not described elsewhere in this SAI or in the Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the form of Declaration of Trust a copy of which is included as an exhibit to the Trust’s Registration Statement filed with the SEC.

Liability of Unitholders. Under Delaware law and the Declaration of Trust, a Unitholder will not be liable for the debts, obligations, liabilities and expenses of the Fund solely by reason of being a Unitholder, except that the Unitholder may be obligated to reimburse the Fund pursuant to the Declaration of Trust to repay any funds wrongfully distributed to the Unitholder. The Trustees have no power to bind any Unitholder personally or to call upon any Unitholder for the payment of any sum of money or assessment whatsoever other than such as the Unitholder may from time to time personally agree to pay pursuant to the terms of the Declaration of Trust or by way of subscription for Units or otherwise.

Duty of Care. The Declaration of Trust provides that neither the Trustees, an officer of the Fund nor, if applicable, an investment adviser to the Fund shall be liable to the Fund or any of its Unitholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees by the Fund, but not by the Unitholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A Trustee will not be personally liable to any Unitholder for the repayment of any balance in such Unitholder’s account or for investments by such Unitholder in the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its Unitholders. The rights of indemnification and exculpation provided under the Declaration of Trust do not provide for indemnification of a Trustee for any liability, including liability under federal securities laws that, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Term, Dissolution and Liquidation. The Fund shall continue without limitation of time but subject to the following provisions. The Board may without Unitholder approval (unless such approval is required by the 1940 Act) in dissolution of the Fund liquidate, reorganize or dissolve the Fund in any manner or fashion not inconsistent with applicable law, including, without limitation:

•	Sell and convey all or substantially all of the assets of the Fund to another trust, partnership, limited liability company, association or corporation or other entity, or to a separate series or class of shares thereof, organized under the laws of any state or jurisdiction, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Fund and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, limited liability company, association or corporation or of a series thereof; or

•	At any time sell and convert into money all of the assets of the Fund.

Following a sale or conversion in accordance with the foregoing, and upon making reasonable provision, in the determination of the Board, for the payment of all liabilities of the Fund as required by applicable law, by such assumption or otherwise, the Unitholders involved in such sale or conversion shall be entitled to receive, when and as declared by the Board, the excess of the assets belonging to Fund over the liabilities belonging to the Fund. The assets so distributable to the Unitholders shall be distributed among such Unitholders in proportion to the number of Units held by them and recorded on the books of the Fund.

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Upon completion of the distribution of the remaining proceeds or the remaining assets as provided above, the Fund shall terminate and the Board shall be discharged of any and all further liabilities and duties hereunder and the right, title and interest of all parties with respect to the Fund shall be cancelled and discharged.

Merger, Consolidation, Incorporation. The Board, in order to change the form of organization and/or domicile of the Fund, may, without prior Unitholder approval, unless otherwise required by the 1940 Act: (i) cause the Trust to merge or consolidate with or into one or more trusts, partnerships, limited liability companies, associations or corporations so long as the surviving or resulting entity is a closed-end management investment company under the 1940 Act, or is a series thereof, which is formed, organized or existing under the laws of a state, commonwealth, possession or colony of the United States, or (ii) cause the Fund to incorporate under the laws of Delaware. Any agreement of merger or consolidation or certificate of merger may be signed by a majority of the Trustees. If a merger or consolidation of the Fund described above requires Unitholder approval, such merger or consolidation shall be approved by the vote of 67% or more of the Units present at a meeting called to vote on the merger or consolidation if the holders of more than 50% of the outstanding Units are present or represented by proxy or 50% of the outstanding Units, whichever is less (“Majority Unitholder Vote”). Any other merger or consolidation of the Fund shall, in addition to the approval of the Board, require a Majority Unitholder Vote.

Voting. Each Unitholder has the right to cast a number of votes equal to the number of Units held by such Unitholder at a meeting of Unitholders called by the Board. The Unitholders shall have power to vote only: (a) for the election of one or more Trustees in order to comply with the provisions of the 1940 Act (including Section 16(a) thereof); (b) with respect to any contract entered into pursuant to Article V of the Declaration of Trust to the extent required by the 1940 Act; (c) with respect to termination of the Fund to the extent required by applicable law; and (d) with respect to such additional matters relating to the Fund as may be required by the Declaration of Trust, the By-laws, or as the Board may consider necessary or desirable.

Except for the exercise of their voting privileges, Unitholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

Reports to Unitholders. The Fund will furnish to Unitholders as soon as practicable after the end of each taxable year such information as is necessary for such Unitholders to complete federal and state income tax or information returns, along with any other tax information required by law. The Fund will send a semi-annual and an audited annual report to Unitholders within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.

Fiscal Year. For accounting purposes, the Fund’s fiscal year is the 12-month period ending on August 31st.

FUND ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to the Fund and reports to Unitholders may include quotations of investment performance. In these materials, the Fund’s performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Fund’s investment performance. The Fund’s investment performance will vary from time to time, and past results are not necessarily representative of future results.

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Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund’s investment performance to the performance of recognized market indices, risk measurement criteria and other information related to the portfolio’s performance. Comparisons may also be made to economic and financial trends and data that may be useful for investors to consider in determining whether to invest in the Fund.

FINANCIAL STATEMENTS

The financial statements and the report of the independent registered public accounting firm thereon, appearing in the Fund’s Annual Report for the fiscal period ended August 31, 2019 are incorporated by reference in this SAI. The Fund’s audited Annual Report is available upon request and free of charge by contacting the Fund at (877) 379-7380.

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EXHIBIT A – FUND PROXY VOTING PROCEDURES

FSI LOW BETA ABSOLUTE RETURN FUND

SHAREHOLDER VOTING POLICY

SECTION 1. BACKGROUND

The Fund exercises its shareholder voting responsibilities as an investor in other issuers as a fiduciary, with the goal of maximizing the value of the Fund’s and its unitholders' investments. This Policy details the Fund’s policy with respect to shareholder voting. As the Fund invests primarily in hedge funds, funds of hedge funds, derivatives and fixed income securities, it is unlikely the Fund would be called upon to vote as the shareholder of an issuer.

SECTION 2. ADVISER RESPONSIBILITIES

(A) Delegation by Board. Pursuant to the Investment Advisory Agreement between the Fund and the Primary Adviser, the Fund has delegated to the Primary Adviser the authority to vote, on behalf of the Fund, proxies issued by issuers whose securities comprise the Fund’s portfolio (“Portfolio Securities”). Pursuant to the Investment Sub-Advisory Agreement between the Fund, the Primary Adviser, and each Sub-Adviser, the Adviser has delegated the authority to vote, on behalf of the Fund, proxies issued by issuers of Portfolio Securities comprising the Sub-Adviser’s Allocated Portion. Before investing directly in a security for which the Fund could be called upon to vote as a shareholder, such as common stock, an Adviser shall provide and agree to maintain, and the Board shall approve, proxy voting procedures of the Adviser which procedures shall be designed to help ensure that proxies voted on behalf of the Fund are voted consistent with the Adviser’s fiduciary duties to the Fund and the best interests of Fund unitholders.

(B) Delivery of Proxies. Each Adviser is responsible for coordinating the delivery by the Custodian of proxies to be voted to the Adviser or to the agent of the Adviser selected to vote proxies on its behalf (a “Proxy Voting Service”). Upon request, each Adviser shall provide periodic reports to the Board as to the implementation and operation of its unitholder voting policies and procedures as they relate to the Fund.

(C) Conflicts of Interest. The Fund recognizes that under certain circumstances an Adviser or Proxy Voting Service may have a conflict of interest in voting on behalf of the Fund. A conflict of interest includes any circumstance when the Fund, an Adviser, the Distributor, the Proxy Voting Service or one or more of their Affiliated Persons (including officers, directors and employees) knowingly does business with, receives compensation from, or sits on the board of, a particular issuer or closely affiliated entity, and, therefore, may appear to have a conflict of interest between its own interests and the interests of Fund unitholders in how shares of that issuer are voted.

Each Adviser’s proxy voting procedures shall identify and address the handling of material conflicts of interest and, when applicable, determine the adequacy of a Proxy Voting Service’s procedures to identify and address material conflicts of interest.

(D) Proxy Voting Record. Each Adviser shall maintain a record of each instance where the Fund was entitled to vote a proxy issued by an issuer of a Portfolio Security maintained in its Allocated Portion and will coordinate the annual delivery of such record to the Administrator for purposes of preparing the Fund’s annual Form N-PX filing. The voting record shall include the following information required to be reported in Form N-PX:

(1)	The name of the issuer of the security;

(2)	The exchange ticker symbol of the security;

(3)	The CUSIP for the security;

(4)	The shareholder meeting date;

(5)	A brief identification of the matter voted on;

(6)	Whether the matter was proposed by the issuer or by a security holder;

(7)	Whether the Fund cast its vote on the matter;

(8)	How the Fund cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

(9)	Whether the Fund cast its vote for or against management.

The Adviser shall also be responsible for ensuring information regarding how the Fund voted proxies issued by Portfolio Securities comprising its Allocated Portion during the most recent twelve-month period ended June 30 is available on the Fund’s website or other location consistent with disclosure in the Fund’s registration statement.

SECTION 3: ABSTENTION

An Adviser, on behalf of the Fund, may abstain from shareholder voting in certain circumstances. Abstaining from voting may be appropriate if voting would be unduly burdensome or expensive, or otherwise not in the best interest of the Fund's unitholders.

SECTION 4: BOARD REPORTING AND REVIEW

Each Adviser shall submit its proxy voting procedures to the Board for review and approval: (i) before investing directly in a Portfolio Security comprising its Allocated Portion for which the Fund could be called upon to vote as a shareholder, such as common stock; and (ii) at the next regularly scheduled meeting of the Board following any material change.

Each Adviser shall report to the Board, at least quarterly, whether any conflicts of interest arose while voting, on behalf of the Fund, proxies issued by issuers of Portfolio Securities comprising its Allocated Portion and how such conflicts were handled.

Adopted: December 18, 2012

EXHIBIT B – FINANCIAL SOLUTIONS, INC. PROXY VOTING PROCEDURES

A.	POLICY

It is the policy of the Firm not to accept the responsibility of voting shares held by its Clients by executing the proxies for those shares except when contracted to do so such as when Advising registered funds. The Firm is to take all reasonable actions to inform Clients of its Proxy Policy and to assure that Clients may vote those proxies personally.

B.	OVERSIGHT OF PROXY VOTING

1.	Responsibility for Chief Compliance Officer

The Chief Compliance Officer is responsible for compliance with the Proxy Policy and these Procedures.

If the Firm has, by contract, accepted Proxy voting authority, the Firm is committed to minimizing conflicts of interest when voting proxies on behalf of the Firm's clients, and strives to ensure that proxies are voted in the best interest of the client. The Adviser has adopted the following voting guidelines:

•	For routine matters, as the quality and depth of management is a primary factor considered when investing in an issuer, the recommendation of the issuer's management on any issue will be given substantial weight. The position of the issuer's management will not be supported in any situation where the Adviser assesses that it is not in the best interests of the Fund's shareholders.

•	For non-routine matters, such proposals should be examined on a case-by-case basis.

•	The Adviser may abstain from voting as proxy if such vote cannot be cast with commercially reasonable efforts or if Adviser deems it to be in the best interest of the Fund's shareholders to abstain from voting a proxy.

Absent material conflicts, the Adviser will determine how it should vote the proxy in accordance with the guidelines outlined above. The Adviser recognizes that it may have a conflict of interest in voting proxies on behalf of a client. A conflict of interest, means any circumstance in which the Adviser (including officers, directors, agents and employees) knowingly does business with, receives compensation from, or sits on the board of, a particular issuer or closely affiliated entity, and, therefore, may appear to have a conflict between its own interests and the interests of the Client in how proxies of that issuer are voted.

If the Adviser determines that a material conflict of interest exists, the Chief Compliance Officer will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as receiving an independent third party voting recommendation.

The Firm will provide Clients, other than registered funds, for which it has accepted Proxy voting authority copies of the Proxy voted and a written explanation of the rational utilized to determine the vote cast.

For registered funds advised by the Firm, the Firm will maintain voting records adequate to support the required Form N-PX filing, including a record of each matter for which the Fund was entitled to vote including:

•	The name of the issuer;

•	If applicable, the exchange ticker symbol of the portfolio security;

•	If applicable, the Council on Uniform Securities Identification Procedures (“CUSIP”) number for the portfolio security;

•	The shareholder meeting date or partner vote date;

•	A brief identification of the matter voted on;

•	Whether the matter was proposed by the issuer or by a security holder/partner;

•	Whether the Adviser cast a vote on behalf of the Fund on the matter;

•	How the Adviser cast its vote on behalf of the Fund (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

•	Whether the Adviser cast its vote on behalf of the Fund for or against management.

2.	Responsibility of Managing Principal

The President shall ensure that the Firm's Proxy Policy is disclosed to Clients for which the firm has not accepted voting authority as described below and for ensuring that any proxies the Firm may receive are promptly forwarded to the Client prior to any voting deadline. The Managing Principal shall also ensure that the Firm complies with any state or federal proxy voting law or regulation.

C.	DISCLOSURE TO CLIENTS

1.	Information Required

A summary of the Firm's Proxy Policy and Procedures shall disclose:

•	that it is the policy of the Firm not to accept the responsibility of voting shares held by its Clients;

•	that the Firm will not execute proxies for Client shares;

•	that the Firm has adopted procedures to ensure that it does not vote Client proxies; and

•	that a copy of the Firm's Proxy Policy and Procedures are available on request by any Client.

2.	Timing of Disclosure

a.	Initial Disclosure

The President shall deliver a copy of the Firm's Proxy Policy and Procedures to all new Clients at the time of execution of the advisory contract with the Client.

b.	Annual Disclosure

At least annually, the Chief Compliance Officer shall offer Clients a copy of the Firm Brochure, which contains a summary of the Firm's Proxy Policy and Procedures.

c.	Client Request

The Chief Compliance Officer shall mail a copy of the Firm's Proxy Policy and Procedures within 10 business days to any Client who requests a copy.

D.	DELIVERY OF PROXY VOTING MATERIALS

The Firm shall promptly forward to each Client any proxies or other voting materials that have been delivered to the Firm relating to securities held by that Client so that the Client can execute the proxies directly.

E.	RECORD KEEPING

1.	Retention of Proxy Policy and Procedures

The President shall place the current copy of the Firm's Proxy Policy and Procedures in its Manual. All previous versions shall be placed in a file labeled “Proxy Policy and Procedures-Prior Versions.”

2.	Duration of Retention

The President shall ensure that all proxy voting materials or related documents be maintained at the Firm's principal place of business for five years.

3.	Retention of Proxy Correspondence

The President shall keep a file labeled “Proxy Communications-Client Contact.” The file shall contain, in chronological order, all incoming and outgoing correspondence and a record of any Client contact related to Client proxies. The President shall also place a copy of every piece of correspondence and evidence of Client contact related to Client proxies in the appropriate Client file.

4.	Record of Noncompliance

The President shall memorialize in a letter each instance of non-compliance with the Proxy Policy and Procedures. The letter should contain any relevant facts, reasoning and supporting documentation. Non-compliance includes, but is not limited to, the President casting a Client's proxy ballot, improper policy disclosure or any act which does not comply with the Firm's Proxy Policy and Procedures. The President is responsible for identifying each instance of non-compliance. The President shall place each letter in a chronological file labeled “Non-Compliance Letters.”

Adopted: February 15, 2013

EXHIBIT C – MERITAGE CAPITAL, LLC PROXY VOTING PROCEDURES

Proxy Voting

Governing Documents will generally provide Meritage with the authority to vote proxies with respect to the securities owned by a Client. In such cases, each proxy proposal received by Meritage will be thoroughly reviewed in order to ensure that such proxy is voted in the best interests of the Client. The purpose of these proxy voting policies and procedures is to set forth the principles and procedures by which Meritage votes or gives consents with respect to the securities owned by Clients for which Meritage exercises voting authority and discretion (the “Proxies”).

These proxy voting policies and procedures are available to any Client upon request, subject to the provision that these policies and procedures are subject to change at any time without notice.

Meritage and its affiliates engage in a range of activities, including investment activities for private funds, public funds and discretionary and non-discretionary advisory services. Meritage and/or its Supervised Persons may also occasionally have business or personal relationships with the proponents of proxy proposals, participants in proxy contests, corporate directors and officers, or candidates for directorships. Any conflicts of interest relating to the voting of Proxies, regardless of whether actual or perceived, will be addressed in accordance with these policies and procedures. The guiding principle by which Meritage votes all Proxies is the maximization of the ultimate long term economic value of the Client and does not permit proxy voting decisions to be influenced in any manner that is contrary to, or dilutive of, this guiding principle.

It is the general policy of Meritage to vote or give consent on all matters presented to security holders in any Proxy, and these policies and procedures have been designed with that in mind. However, Meritage reserves the right to abstain on any particular vote or otherwise withhold its vote or consent on any matter if, in the judgment of the members of the Compliance Committee and the costs associated with voting such Proxy outweigh the benefits to a Client or if the circumstances make such an abstention or withholding otherwise advisable and in the best interest of the relevant Client.

Procedures:

•	All Proxy voting decisions initially will be referred to the appropriate Meritage Managing Director to review the Proxy information. All Managing Directors are expected to perform their tasks relating to the voting of Proxies in accordance with the principles set forth above.

•	Proxy voting decisions may include a conflicts of interest review by the CCO or designee in accordance with these policies and procedures, which will include consideration of whether Meritage or any investment professional or other person recommending how to vote the Proxy has an interest in how the Proxy is voted that may present a conflict of interest. If at any time any Managing Director becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding any particular Proxy voting decision, he or she should contact the CCO.

•	As necessary, the Compliance Committee may review and discuss applicable Proxy voting recommendations prior to a final submission of any Proxy vote. In this regard, the Compliance Committee shall have the power to retain independent fiduciaries, consultants, or professionals to assist with Proxy voting decisions and/or to delegate voting or consent powers to such fiduciaries, consultants, or professionals.

Adopted: September 29, 2015

C-1

EXHIBIT D – PLUSCIOS MANAGEMENT LLC PROXY VOTING PROCEDURES

Pluscios Management LLC
Proxy Voting Policies and Procedures

Objective

Pluscios Management LLC (“PLUSCIOS”), an investment adviser registered with the Securities and Exchange Commission, is responsible for the allocation of assets on behalf of its clients to various private investment funds, including hedge funds and other alternative investment pools that are structured as private limited partnerships, limited liability companies or offshore corporations (collectively, “Alternative Investments”). The voting rights of Alternative Investments generally are contract rights set forth in the organizational documents (e.g., the limited partnership agreement, limited liability company or memorandum and articles of association). As privately placed securities, Alternative Investments generally are not subject to the regulatory scheme applicable to public companies. Consequently, in most cases, Alternative Investments do not issue proxies. Instead, they often solicit consents from their limited partners, members or shareholders.

As an investment manager, Pluscios in the normal course of business is typically granted by its clients the authority to vote the solicitations or consents of Alternative Investments and the proxies of securities directly held by clients that are not under the management of a sub-adviser (e.g., securities that are received from in-kind redemptions). In accordance with the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable fiduciary and regulatory standards, Pluscios’ objective is to vote the solicitations, consents and proxies (hereinafter referred to as “proxies”) in the best interests of its clients. To further that objective, PLUSCIOS has adopted these Proxy Voting Policies and Procedures.

The Proxy Voting Process

1. Voting in General. PLUSCIOS’ Investment Committee (“IC”) as part of its ongoing analysis of client holdings, monitors significant developments relating to the portfolio of Alternative Investments. Because in the context of Alternative Investments each solicited vote raises unique questions and is an integral part of PLUSCIOS’ investment process, each proxy or other solicitation with respect to Alternative Investments will be analyzed by a member or members of the IC on a case-by-case basis.

For proxies received with respect to any securities other than Alternative Investments held directly by PLUSCIOS’ clients, for which PLUSCIOS has voting responsibility, PLUSCIOS will defer the vote to a proxy voting service and vote in accordance with their recommendation.

Situations may arise in which more than one client invests in the same Alternative Investment or securities. In addition, two or more funds/clients may be invested in strategies having different investment objectives, investment styles or portfolio managers. As a result, PLUSCIOS may cast different votes on behalf of different clients.

2. Responsibility for Vote for Alternative Investments – Primary Contact for the Manager of the Underlying Hedge Fund or Other Person Identified by Compliance Officer. Where the proxy being voted is with respect to interests in an underlying hedge fund (“UHF”) owned by a PLUSCIOS client over which PLUSCIOS has discretionary investment authority, it shall be the responsibility of the Primary Contact in the IC for the investment manager of the UHF to vote the proxies in a timely manner and otherwise in accordance with these procedures. In the absence of the Primary Contact, the Compliance Officer shall assign such responsibility to another person in the IC in accordance with the procedures set forth below in this section.

3. Procedures for Voting Proxies. PLUSCIOS has adopted the following procedures in order to ensure that all proxy materials are processed in a timely fashion:

•	All proxies and related materials received by PLUSCIOS shall be forwarded to the designated IC member with a copy to the Compliance Officer.

•	The Compliance Officer will promptly follow up via e-mail to ensure that if the designated person is unavailable, the proxy material is assigned to another member of the IC. The person assigned responsibility is referred to herein as the “IC Designate.” If the Compliance Officer is absent, a Principal of PLUSCIOS will perform this follow up.

•	The IC Designate will analyze the proxy materials and make a decision on how to vote each proxy, conferring with the other members of the IC if appropriate (absent material conflicts of interest – if there are material conflicts of interest, follow procedures described below in “Material Conflicts of Interest”). The IC Designate shall have responsibility for submitting the proxy prior to the Voting Deadline (and keeping a copy of the proxy, as voted).

•	In some cases, proxy materials stipulate how a failure to vote the proxy will be interpreted (for example, proxy materials may stipulate that no vote will be deemed to be a vote for the proposal, or that there is no need to submit a proxy if there is an intention to vote in favor of the proposal). In such a case, the IC Designate must still determine how to vote the proxy, and convey this decision as described above. If the IC Designate decides that a proxy should not be submitted, that decision shall be communicated to the UHF and a copy of that communication shall be kept in the files.

Material Conflicts of Interest

Rule 206(4)-6 under the Advisers Act requires that the proxy voting procedures adopted and implemented by a registered investment adviser include procedures that address material conflicts of interests that may arise between the investment adviser and its clients. Material conflicts of interest may arise when management of a PLUSCIOS investment management client or prospective client, distributor or prospective distributor of its investment management products, or critical vendor, is soliciting proxies and failure to vote in favor of management may affect PLUSCIOS’ relationship with such company and materially impact PLUSCIOS’ business; or when a personal relationship between a PLUSCIOS officer and management of a company or other proponents of proxy proposals could impact the voting decision.

In addition, PLUSCIOS has adopted the procedures discussed in the following section to address material conflicts of interest.

Escalation of conflicts of interest

The IC Designate, along with the Compliance Officer, is responsible for identifying potential material conflicts of interests. When a potential material conflict of interest has been identified between the interests of PLUSCIOS and its clients, it is the responsibility of the full IC to evaluate the matter and determine whether an actual material conflict of interest exists.

In the event an actual material conflict of interest exists, the final voting decision will be made by the full IC.

Depending upon the nature of the material conflict, PLUSCIOS may elect to take one or more of the following measures, or other appropriate action:

X	removing certain PLUSCIOS personnel from the proxy voting process;

X	“walling off” personnel with knowledge of the material conflict to ensure that such personnel do not influence the relevant proxy vote;

X	deferring the vote to a proxy voting service and vote in accordance with its recommendation; or deferring the vote to an independent person or body

The resolution of all potential and actual material conflict issues presented to the full IC will be thoroughly documented.

Recordkeeping

PLUSCIOS is required to maintain for five (5) years all records relating to the proxy voting process (the first two years in an easily accessible place). Those records will include the following:

X	a copy of the PLUSCIOS Proxy Voting Policies and Procedures;

X	a copy of each proxy statement received on behalf of PLUSCIOS clients;

X	a record of each vote cast on behalf of PLUSCIOS client holdings;

X	a copy of all documents created by PLUSCIOS personnel that were material to making a decision on the voting of client securities or that memorialize the basis of the decision; and

X	a copy of each written request by a client for information on how PLUSCIOS voted proxies on behalf of the client, as well as a copy of any written response by PLUSCIOS to any request by a PLUSCIOS client for information on how PLUSCIOS voted proxies on behalf of a client.

Adopted: June 2008, confirmed through December 2012

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements (included in Part A):

Financial Highlights for the period September 1, 2018-August 31, 2019 (audited)

Financial Highlights for the period September 1, 2017-August 31, 2018 (audited)

Financial Highlights for the period September 1, 2016-August 31, 2017 (audited)

Financial Highlights for the period September 1, 2015-August 31, 2016 (audited)

Financial Highlights for the period September 1, 2014-August 31, 2015 (audited)

Financial Statements (included in Part B):

Financial Statements, appearing in the Fund's Annual Report for the period ended August 31, 2019 are incorporated into Part B by reference to the Registrant's August 31, 2019 annual unitholder report (audited)

(2)(a)	Agreement And Declaration of Trust of Registrant as amended and restated on April 2, 2013 (Exhibit incorporated by reference as filed as Exhibit (2)(a) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(b)	By-Laws of Registrant as amended and restated on December 18, 2012 (Exhibit incorporated by reference as filed as Exhibit (2)(b) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(c)	Not Applicable.

(d)	See Item 25(2)(a).

(e)	Dividend Reinvestment Plan dated as of May 15, 2017 – (Exhibit incorporated by reference as filed as Exhibit (2)(e) in post-effective amendment No. 4 via EDGAR on December 22, 2017, accession number 0001398344-17-016070).

(f)	Not applicable.

(g)	(1)	Investment Advisory Agreement between Financial Solutions, Inc. and Registrant dated February 26, 2013 (Exhibit incorporated by reference as filed as Exhibit (g)(1) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(2)	Sub-Advisory Agreement between Financial Solutions, Inc. and Meritage Capital LLC dated October 1, 2018 (Exhibit incorporated by reference as filed as Exhibit (g)(2) in Form N-2 via EDGAR on December 3, 2018, accession number 0001398344-18-017399).

(3)	Sub-Advisory Agreement between Financial Solutions, Inc. and Pluscios Management LLC dated February 26, 2013 (Exhibit incorporated by reference as filed as Exhibit (g)(3) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(h)	(1)	Distribution Agreement between Foreside Fund Services, LLC and Registrant dated April 9, 2013 (Exhibit incorporated by reference as filed as Exhibit (h) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(2)	Distribution Services Agreement between Foreside Fund Services, LLC and Financial Solutions, Inc. dated April 9, 2013 (Exhibit incorporated by reference as filed as Exhibit (h) (2) in pre-effective amendment No. 1 via EDGAR on December 18, 2015, accession number 0001398344-15-008333).

(3)	Distribution Agreement among Ultimus Fund Distributors, LLC, Financial Solutions, Inc. and Registrant. – (Exhibit incorporated by reference as filed as Exhibit (h)(3) in post-effective amendment No.2 via EDGAR on December 30, 2016, accession number 0001398344-16-022303).

(i)	Not applicable.

(j)	(1)	Global Custody Agreement between Registrant and Union Bank, N.A. dated January 14, 2013 (Exhibit incorporated by reference as filed as Exhibit (j) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(j)	(2)	Addendum to Global Custody Agreement between Registrant and Union Bank, N.A. dated November 25, 2013 (Exhibit incorporated by reference as filed as Exhibit (j) in post-effective amendment No. 3 via EDGAR on April 1, 2014, accession number 0001111830-14-000238).

(k)	(1)	Amended Services Agreement between Registrant and Ultimus Fund Solutions, LLC dated November 1, 2013 and amended as of February 4, 2014 (Exhibit incorporated by reference as filed as Exhibit (k)(2) in post- effective amendment No. 4 via EDGAR on November 12, 2014, accession number 0001111830-14-000830).

(2)	Amendment to the Services Agreement between Registrant and Ultimus Fund Solutions, LLC dated August 23, 2018 (Exhibit incorporated by reference as filed as Exhibit (k)(2) in Form N-2 via EDGAR on December 3, 2018, accession number 0001398344-18-017399).

(l)	Opinion and Consent of Counsel to the Trust – (Exhibit incorporated by reference as filed as Exhibit (l) in pre-effective amendment No. 1 via EDGAR on December 20, 2018, accession number 0001398344-18-018268).

(m)	Not applicable.

(n)	Independent Registered Public Accounting Firm Consent – filed herewith.

(o)	Not applicable.

(p)	Initial Capital Purchase Agreement dated March 15, 2013 (Exhibit incorporated by reference as filed as Exhibit (p) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(q)	Not applicable.

(r)	(1)	Code of Ethics adopted by Registrant as of November 4, 2016 – (Exhibit incorporated by reference as filed as Exhibit (2)(r)(1) in post-effective amendment No. 4 via EDGAR on December 22, 2017, accession number 0001398344-17-016070).

(2)	Code of Ethics adopted by Financial Solutions, Inc. (Exhibit incorporated by reference as filed as Exhibit (r) (2) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(3)	Code of Ethics adopted by Meritage Capital, LLC dated as of February 26, 2018 – (Exhibit incorporated by reference as filed as Exhibit (r)(3) in Form N-2 via EDGAR on December 3, 2018, accession number 0001398344-18-017399).

(4)	Code of Ethics adopted by Pluscios Management LLC (Exhibit incorporated by reference as filed as Exhibit (r)(4) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(5)	Code of Ethics adopted by Ultimus Fund Distributors, LLC-(Exhibit incorporated by reference as filed as Exhibit (r)(5) in post-effective amendment No. 1 via EDGAR on November 23, 2016, accession number 0001398344-16-021066.)

Other Exhibits:

(A)	Powers of Attorney for Carol Befanis O’Donnell and William S. Reeser, Trustees of Registrant (Exhibit incorporated by reference as filed as Exhibit (2)(r)(1) in post-effective amendment No. 4 via EDGAR on December 22, 2017, accession number 0001398344-17-016070).

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance And Distribution

The following table sets forth the estimated annual expenses, payable by the Registrant in connection with the issuance and distribution of the securities covered by this registration statement.

Registration Fees	$4,382
Accounting fees and expenses	$28,000
Legal fees and expenses	$49,006
Printing and engraving	$0
Fund Service Fees	$58,244
Trustees	$34,112
Total	$173,744

Item 28.	Persons Controlled By or Under Common Control

Not applicable.

Item 29.	Number of Holders of Securities

Information set forth below is as of November 1, 2019.

Title of Class	Number of Record Holders
FSI Low Beta Absolute Return Fund	7

Item 30. Indemnification

Section 8.2 of the Registrant’s Agreement and Declaration of Trust states:

The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable attorneys’ and accountants’ fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he or she may be involved or with which he or she may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Unitholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including attorneys’ and accountants’ fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

With respect to indemnification of the Adviser to the Trust, Section 7 of the Investment Advisory Agreement between the Trust and Financial Solutions, Inc. includes language similar to the following:

(a) The Adviser shall indemnify the Fund and its officers, directors, employees, affiliates and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, the “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the performance of this Agreement or a Subadvisory Agreement and resulting from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, no such indemnification shall be required to the extent that the Losses result from the Fund’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or the Fund’s reckless disregard of its duties or obligations under this Agreement.

(b) The Fund shall indemnify the Adviser, its officers, directors, employees, affiliates and agents (each, an “Adviser Indemnitee”) for, and shall defend and hold each Adviser Indemnitee harmless from all Losses incurred by the Adviser Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, no such indemnification shall be required to the extent that the Losses result from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the Adviser’s breach of its fiduciary duty under federal securities laws and state law.

(c) Upon the assertion of a claim for which a party may be required to indemnify an Fund Indemnitee or an Adviser Indemnity (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a) and 7(b) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

With respect to indemnification of Meritage Capital, LLC to the Trust, Section 7 of the Subadvisory Agreement between the Trust, Meritage Capital, LLC and Financial Solutions, Inc. includes language similar to the following:

(a) The Subadviser shall indemnify the Fund, the Adviser, and their respective officers, directors, employees, affiliates, and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, the Subadviser shall not be required to indemnify a Fund Indemnitee to the extent that Losses result from the Fund or the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of their respective duties under this Agreement, the Fund’s or the Adviser’s reckless disregard of their respective duties or obligations under this Agreement, or the Adviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws.

(b) The Fund shall indemnify the Subadviser, its officers, directors, partners, employees, affiliates, and agents (each, a “Subadvisory Indemnitee”) for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, the Fund shall not be required to indemnify a Subadvisory Indemnity to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(c) The Adviser shall indemnify each Subadvisory Indemnitee for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement, or the Adviser’s breach of fiduciary duty under federal securities laws or state laws; provided, however, the Adviser shall not be required to indemnify a Subadvisory Indemnitee to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(d) Upon the assertion of a claim for which a party may be required to indemnify a Fund Indemnitee or Subadvisory Indemnitee (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a), 7(b), and 7(c) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

With respect to indemnification of Pluscios Management LLC to the Trust, Section 7 of the Subadvisory Agreement between the Trust, Pluscios Management LLC and Financial Solutions, Inc. includes language similar to the following:

(a) The Subadviser shall indemnify the Fund, the Adviser, and their respective officers, directors, employees, affiliates, and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, the Subadviser shall not be required to indemnify a Fund Indemnitee to the extent that Losses result from the Fund or the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of their respective duties under this Agreement, the Fund’s or the Adviser’s reckless disregard of their respective duties or obligations under this Agreement, or the Adviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws.

(b) The Fund shall indemnify the Subadviser, its officers, directors, partners, employees, affiliates, and agents (each, a “Subadvisory Indemnitee”) for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, the Fund shall not be required to indemnify a Subadvisory Indemnity to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(c) The Adviser shall indemnify each Subadvisory Indemnitee for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement, or the Adviser’s breach of fiduciary duty under federal securities laws or state laws; provided, however, the Adviser shall not be required to indemnify a Subadvisory Indemnitee to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(d) Upon the assertion of a claim for which a party may be required to indemnify a Fund Indemnitee or Subadvisory Indemnitee (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a), 7(b), and 7(c) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

With respect to indemnification of the underwriter of the Trust, Sections 8 and 9 of the Distribution Agreement provide:

Distributor agrees to indemnify and hold harmless the Fund and each person who has been, is, or may hereafter be a Trustee, officer, employee, unitholder or control person of the Fund against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Fund; (ii) Distributor’s failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with its obligation under this Agreement; and (iii) Distributor’s failure to comply with applicable laws and the Rules of FINRA. The Distributor will advance attorneys’ fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The term “expenses” for purposes of this and the next paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with Distributor’s consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Fund or each such person may be entitled as a matter of law.

The Fund agrees to indemnify and hold harmless Distributor and each person who has been, is, or may hereafter be a director, officer, employee, unitholder or control person of Distributor against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based on matters to which this Agreement relates, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of this Agreement, or from willful misfeasance, bad faith or gross negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under this Agreement, for all of which exceptions Distributor shall be liable to the Fund. The Fund will advance attorneys’ fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

In order that the indemnification provisions contained in this Paragraph 9 shall apply, it is understood that if in any case the Fund may be asked to indemnify Distributor or any other person or hold Distributor or any other person harmless, the Fund shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that Distributor will use all reasonable care to identify and notify the Fund promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the Fund. The Fund shall have the option to defend Distributor and any such person against any claim which may be the subject of this indemnification, and in the event that the Fund so elects it will so notify Distributor, and thereupon the Fund shall take over complete defense of the claim, and neither Distributor nor any such person shall in such situation initiate further legal or other expenses for which it shall seek indemnification under this Paragraph 9. If the Fund elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld, as long as the Fund is conducting a good faith and diligent defense. In the event that the Fund elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. Distributor shall in no case confess any claim or make any compromise in any case in which the Fund will be asked to indemnify Distributor or any such person except with the Fund’s written consent.

Notwithstanding any other provision of this Agreement, Distributor shall be entitled to receive and act upon advice of counsel for the Fund or its counsel for the independent trustees, and shall be without liability for any action reasonably taken or thing reasonably done pursuant to such advice, provided that such action is not in violation of applicable federal or state laws or regulations.

Item 31.	Business and Other Connections of Adviser

With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser’s Uniform Applications for Investment Adviser Registration (“Form ADV”) on file with the SEC (File No. 801-62917) dated March 20, 2019. The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

With respect to Meritage Capital, LLC, the response to this Item is incorporated by reference to Meritage Capital, LLC’s Form ADV on file with the SEC (File No. 801-65011) dated October 17, 2019. Meritage Capital, LLC’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

With respect to Pluscios Management LLC, the response to this Item is incorporated by reference to Pluscios Management LLC’s Form ADV on file with the SEC (File No. 801-69256) dated March 22, 2019. Pluscios Management LLC’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

Item 32.	Location of Accounts and Records

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained at the offices of Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. The records required to be maintained under Rule 31a-1(b)(1) with respect to journals of receipts and deliveries of securities and receipts and disbursements of cash are maintained at the offices of the Registrant's custodian, as listed under "Custodian" in the Statement of Additional Information included in this Registration Statement. The records required to be maintained under Rule 31a-1(b)(5), (6) and (9) are maintained at the offices of the Registrant's adviser or sub-adviser, as listed in Item 31 hereof.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, and State of Oklahoma, on the 27th day of December, 2019.

FSI Low Beta Absolute Return Fund

Principal Executive Officer

/s/ Gary W. Gould
Gary W. Gould, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on December 27, 2019.

(a)	Principal Executive Officer

/s/ Gary W. Gould
Gary W. Gould
Principal Executive Officer

(b)	Principal Financial Officer

/s/ Theresa Bridge
Theresa Bridge
Principal Financial Officer

(c)	A majority of the Trustees

/s/ Gary W. Gould
Gary W. Gould, Trustee

Carol Befanis O’Donnell, Trustee*

William S. Reeser, Trustee*

By:	/s/ Simon H. Berry
Simon H. Berry
As Attorney-in-fact*

*	Pursuant to powers of attorney filed herewith.

EX-99.2(n)	Consent of Independent Registered Public Accounting Firm